Exhibit 99.3
(A free translation of the original in Portuguese) Suzano Trading Ltd. Report on the net book equity value based on the accounting records on May 31, 2022

(A free translation of the original in Portuguese) 2 of 6 PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br Report on the net book equity value based on the accounting records To the Shareholders and Management Suzano Trading Ltd. Information on the audit firm 1 PricewaterhouseCoopers Auditores Independentes Ltda., a civil partnership established in the capital city of the state of São Paulo, at at Avenida Brigadeiro Faria Lima, 3732, 16th floor, parts 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under no 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under no 2SP000160/O-5, with its partnership deed registered at the 2th Civil Registry of Legal Entities of São Paulo, SP on January 15, 1958, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated January 1st, 2022, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under no 159,804, at March 22, 2022, represented by its undersigned partner, Mr. José Vital Pessoa Monteiro Filho, Brazilian, married, accountant, holder of Identity Card no 2.473.281 enrolled in the Individual Taxpayers Register (CPF) under no 856.126.184-68 and the Regional Accounting Council of the State of Pernambuco under no 1 PE016700/O-0, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Suzano S.A. to proceed with the report of the net book equity value of Suzano Trading Ltd. ("Company") at May 31, 2022, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below. The objective of the report 2 The objective of the report of the net book equity value at May 31, 2022 of Suzano Trading Ltd. is its legal merger into Suzano S.A. Management's responsibility for the accounting information 3 Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report.

Suzano Trading Ltd. 3 of 6 "This document will be signed electronically using Docuign ( www.docusign.com.br ), pursuant to art. 10, § 2, of Medida Provisória (Provisional Decree) No. 2200-2/2001 and was prepared on the date indicated, being valid for all legal purposes." Scope of the work and responsibility of the independent auditors 4 Our responsibility is to express a conclusion on the net book equity value of the Company at May 31, 2022, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes that audit procedures be applied to the balance sheet and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for technical and professional standards to be observed by accountants for issuing report on the net book equity value. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement. 5 An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the shareholders' equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6 Based on the work performed, we conclude that the amount of R$ 1,386,964,264.86, according to the balance sheet at May 31, 2022, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of Suzano Trading Ltd. according to accounting practices adopted in Brazil. São Paulo, June 21, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 José Vital Pessoa Monteiro Filho Contador CRC 1PE016700/O-0

Attachment I to report on the net book equity value based on the accounting records issued on June 21, 2022 Suzano Trading Ltd. Balance sheet On May 31, 2021 (A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Suzano Trading Ltd., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 4 of 6 Asset Reais Liabilities Reais Currents Current Cash and cash equivalents 1 2 1,30,20,3. Accounts payable from related parties 0,.3 Trade accounts receivable 2,23,02. Advance from customers ,23.3 Receivable from related parties 10,,2.00 Accrual 3 1,2,2.0 Total current assets 1,03,2,1. Total current liabilities 1,23,0.3 Total liabilities 1,23,0.3 quity Share capital 311,0,.0 Retained earnings reserves 1.0..20,0 Total equity 1,3,,2. Total asset 1,03,2,1. Total liabilities and equity 1,03,2,1.

(A free translation of the original in Portuguese) Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Suzano Trading Ltd. Notes to the balance sheet On May 31, 2021 This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Suzano Trading Ltd., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 5 of 6 1 Basis of preparation and summary of the significant accounting policies The balance sheet on May 31, 2022, was prepared with the objective of report of the net book equity value of the Suzano Trading Ltd. to be used in the merger into Suzano S.A. The balance sheet on May 31, 2022, has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee ("CPC"). In preparing this financial information, it is necessary to use the determination exercise by the Company's Management in the process of applying the accounting policies. The main accounting policies applied in the preparation of this balance sheet are set forth below. 1.1 Cash and cash equivalents Comprises cash balances, bank deposits and short-term investments whose original maturities, on the acquisition date, were equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change, of value. 1.2 Trade accounts payable and Advance from customers An asset is recognized only when it is probable that its future economic benefit will be generated in favor of the Company and its cost or value can be reliably measured. A liability is recognized when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle it. 1.3 Share capital Nominal shares are classified under shareholders' equity. 2 Cash and cash equivalent Average yield p.a. percentage May 31, 2022 Cash and banks (*) 1,00 1.390.205.399,84 1.390.205.399,84 (*) Refers substantially to investments in foreign currency in the Sweep Account modality, which is a remunerated account, whose balance is applied and made available automatically and daily.

(A free translation of the original in Portuguese) Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Suzano Trading Ltd. Notes to the balance sheet On May 31, 2021 This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Suzano Trading Ltd., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022. 6 of 6 3 Acruall May 31, 2022 Accrual (*) 15 , 572 , 267,70 15 , 572 , 267,70 (*) It refers to the provision for differential anti-dumping duties paid and levied on sales in the American market, which is an instrument of trade defence, which is characterized as a protection of the local industry that are applied when a certain country exports its products. at a price lower than that traded on its domestic market. * * *

(A free translation of the original in Portuguese) Rio Verde Participaões e Propriedades Rurais S.A. Report on the net book equity value based on the accounting records at May 31 , 202 2

(A free translation of the original in Portuguese)

Report on the net book equity value based on the accounting records

To the Shareholders and Management
Rio Verde Participações e Propriedades Rurais S.A.

Information on the audit firm

1 PricewaterhouseCoopers Auditores Independentes Ltda., a civil partnership established in the capital city of the state of São Paulo, at Avenida Brigadeiro Faria Lima, 3732, 16th floor, parts 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5, with its partnership deed registered at the 2th Civil Registry of Legal Entities of São Paulo, SP on January 15, 1958, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated January 1st, 2022, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under No. 159,804, at March 22, 2022, represented by its undersigned partner, Mr. José Vital Pessoa Monteiro Filho, Brazilian, married, accountant, holder of Identity Card No. 2.473.281 enrolled in the Individual Taxpayers Register (CPF) under No. 856.126.184-68 and the Regional Accounting Council of the State of Pernambuco under No. 1 PE016700/O-0, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Suzano S.A. to proceed with the report of the net book equity value of Rio Verde Participações e Propriedades Rurais S.A. ("Company") at May 31, 2022, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below.

The objective of the report

2 The objective of the report of the net book equity value at May 31, 2022 of Rio Verde Participações e Propriedades Rurais S.A. is its legal merger into Suzano S.A.

Management's responsibility for the accounting information

3 Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report.

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PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16º, partes 1 e 6,
Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Rio Verde Participações e Propriedades Rurais S.A.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion on the net book equity value of the Company at May 31, 2022, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes that full audit procedures be applied to the balance sheet and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for technical and professional standards to be observed by accountants for issuing report on the net book equity value. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement.

5 An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the shareholders' equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6 Based on the work performed, we conclude that the amount of R$ 361,815,846.61, according to the balance sheet at May 31, 2022, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of Rio Verde Participações e Propriedades Rurais S.A. according to accounting practices adopted in Brazil.

São Paulo, June 21, 2022

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

José Vital Pessoa Monteiro Filho
Contador CRC 1PE016700/O-0

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"This document will be signed electronically using DocuSign (www.docusign.com.br), pursuant to art. 10, § 2, of Medida Provisória (Provisional Decree) No. 2200-2/2001 and was prepared on the date indicated, being valid for all legal purposes."

Attachment I to report on the net book equity value based on the accounting records issued on June 21, 2022 Rio Verde Participaões e Propriedades Rurais S.A. Balance sheet At May 31, 2022 (A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting record s of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Ind ependentes Ltda., dated June 21, 2022. 4 of 10 Asset Reais Liabilities Reais Current Current Cash and cash equivalents 36,847.26 Taxes payable 37.86 Recoverable taxes 3,716.20 Total current liabilities 37.86 Total current assets 40,563.46 Total liabilities 37.86 Non - current Property, plant and equipment (Note 2) 361,775,321.01 Equity Share capital 379,263,916.00 Total non - current assets 361,775,321.01 Accumulated losses (17,448,069.39) Total equity 361,815,846.61 Total asset 361,815,884.47 Total liabilities and equity 361,815,884.47 *

Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Rio Verde Participações e Propriedades Rurais S.A. Notes to the balance sheet At May 31, 2022 In Reais, unless otherwise stated (A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting record s of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCo opers Auditores Independentes Ltda., dated June 21, 2022. 5 of 10 1 Basis of preparation and summary of the significant accounting practices The balance sheet at May 31, 202 2 was prepared with the objective of report of the net book equity value of the Rio Verde Participaes e Propriedades Rurais S.A. ( " Company " ), to be used in the merger into Suzano S.A. The balance sheet at May 31, 202 2 has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). The preparation of this balance sheet requires the use of certain critical accounting policies. The main accounting policies applied in the preparation of this balance sheet are presented below. 1.1 Cash and cash equivalents Include cash on hand and bank deposits, which are readily convertible into known amounts of cash and subject to insignificant risk of change in value. 1.2 Property, plant and equipment Stated at the cost of acquisition, formation, construction or dismantling, net of recoverable taxes. Such cost is deducted of a ccumulated depreciation and accumulated impairment losses, when incurred , at the highest of the value of use and sale, less cost to sell .. Depreciation is recognized based on the estimated economic useful life of each asset on a straight - line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated. The Company annually performs an analysis of impairment indicators of property, plant and equipment. An impairment for loss for property, plant and equipment, is only recognized if the related cash - generating unit is devalued. Such condition is also applied if the asset ' s recoverable amount is less than it is carrying amo unt. The recoverable amount of asset or cash - generating unit is the highest of its value in use and its fair value less cost to sell. The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially es timated for the asset and are depreciated over the remaining useful life of the related asset. Repairs and maintenance are expensed when incurred. 1.3 Share capital Common shares are classified under shareholders ' equity , at cost ..

Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022 Rio Verde Participações e Propriedades Rurais S.A. Notes to the balance sheet At May 31, 2022 In Reais, unless otherwise stated (A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting record s of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCo opers Auditores Independentes Ltda., dated June 21, 2022. 6 of 10 2 Property, plant and equipment The balance of property, plant and equipment of R$ 361,775, 321.01 consists of land s in the amount of R$ 358,422,701.64 , c onstruction in progress in the amount of R $ 3,351,448.18, and c omputers in the amount of R$ 1, 171 .. 19 .. In order to fulfill certain requirements with the real estate registry offices and notary offices (when applicable), we describe below, the list of properties included in our accounting records:

Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022

Rio Verde Participações e Propriedades Rurais S.A.

Notes to the balance sheet
At May 31, 2022
In Reais, unless otherwise stated

(A free translation of the original in Portuguese)

Item	Realty name	Registration denomination	Registration	Registry office	Location	Area	Amount	Owner	Property type
1	Boi Preto - Área B I	Fazenda Invejado - Gleba B1 (Remanescente)	17372	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	2.645,10	25,986,003.67	Rio Verde	Proprietary
2	Boi Preto	Fazenda Sol Nascente - Área Desmembrada 1	17060	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	553,35	5,451,332.18	Rio Verde	Proprietary
3	Boi Preto	Fazenda Invejado B1 - Desmembrada Gleba A	17441	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	985,87	9,689,518.07	Rio Verde	Proprietary
4	Boi Preto	Fazenda Invejado B1 - Desmembrada Gleba B	17442	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	11,86	131,664.78	Rio Verde	Proprietary
5	Boi Preto (Invejado o Globo B I - Romanos combo - Globo A I)	Fazenda Invejado Gleba BII - Remanescente/ Gleba A-1	20437	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	2.668,86	26,217,171.33	Rio Verde	Proprietary
6	Invejado - Área II	Fazenda Invejado - Área "II" - Desmembrada da Gleba "A1"	12623	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	9,00	98,424.91	Rio Verde	Proprietary
7	Invejado - Área III	Fazenda Invejado - Área "III" - Desmembrada da Gleba "A1"	12624	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	9,00	93,834.37	Rio Verde	Proprietary
8	Invejado - Área IV	Fazenda Invejado - Área "IV" - Desmembrada da Gleba "A1"	12625	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	9,00	93,834.37	Rio Verde	Proprietary
9	Invejado - Área V	Fazenda Invejado - Área "V" - Desmembrada da Gleba "A1"	12626	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	9,00	93,834.37	Rio Verde	Proprietary
10	Invejado - Área VI	Fazenda Invejado - Área "VI" - Desmembrada da Gleba "A1"	12627	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	13,00	133,692.61	Rio Verde	Proprietary
11	Invejado - Área VII	Fazenda Invejado - Área "VII" - Desmembrada da Gleba "A1"	12628	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	74,00	734,602.18	Rio Verde	Proprietary
12	Invejado - Área I B	Fazenda Invejado - Área "IB" - Remanescente da Gleba "A1"	12629	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	42,70	431,814.99	Rio Verde	Proprietary

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022.

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Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022

Rio Verde Participações e Propriedades Rurais S.A.

Notes to the balance sheet
At May 31, 2022
In Reais, unless otherwise stated

(A free translation of the original in Portuguese)

Item	Realty name	Registration denomination	Registration	Registry office	Location	Area	Amount	Owner	Property type
13	São Carlos	Fazenda São Carlos	16400	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	4.088,48	40,169,255.66	Rio Verde	Proprietary
14	Leopoldina	Fazenda São Miguel	16383	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	2.442,60	23,999,759.58	Rio Verde	Proprietary
15	Sagrada Família	Fazenda Sagrada Família - Parte 2	17585	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	72,23	726,911.38	Rio Verde	Proprietary
16	Bom Jardim	Fazenda Bom Jardim Gleba A - Área 01	20434	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	689,35	6,777,066.49	Rio Verde	Proprietary
17	Santa Clara	Fazenda Santa Clara	17195	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	2.250,90	22,121,782.24	Rio Verde	Proprietary
18	Ipuã	Fazenda Ipuã	17071	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	2.414,21	23,928,967.34	Rio Verde	Proprietary
19	Ipyta	Fazenda Ipyta	17069	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	2.321,86	23,014,703.10	Rio Verde	Proprietary
20	Lageado	Fazenda Lageado	19361	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	1.148,75	11,393,422.73	Rio Verde	Proprietary
21	Bom Pastor	Fazenda Bom Pastor	20576	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	125,78	1,240,500.75	Rio Verde	Proprietary
22	Acapu	Fazenda Acapu	17187	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	345,24	3,432,952.11	Rio Verde	Proprietary
23	Pena Roja	Fazenda Pena Roja, Rio Verde e Corrégo Potreirinho - Desmembrada	19340	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	6.466,75	64,084,018.44	Rio Verde	Proprietary
24	LCD	Fazenda LCD	20261	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	2.574,19	25,292,858.77	Rio Verde	Proprietary
25	Rainha da Paz (LUZ)	Fazenda Rainha da Paz	20259	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	2.005,62	19,882,456.62	Rio Verde	Proprietary

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022.

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Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022

Rio Verde Participações e Propriedades Rurais S.A.

Notes to the balance sheet
At May 31, 2022
In Reais, unless otherwise stated

(A free translation of the original in Portuguese)

Item	Realty name	Registration denomination	Registration	Registry office	Location	Area	Amount	Owner	Property type
26	Chácara Invejado	Fazenda Invejado	17119	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	4,76	277,368.94	Rio Verde	Proprietary
27	Fazenda Nova Esperança - Gleba 02	Fazenda Nova Esperança - Gleba 02	17703	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	1.748,71	17,327,579.37	Rio Verde	Proprietary
28	Fazenda Nova Esperança - Gleba 02	Rancho Santo Rosário	16447	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	3,00	292,234.24	Rio Verde	Proprietary
29	Invejado	Fazenda Invejado- Área desmembrada 03	16496	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	10,53	498,477.90	Rio Verde	Proprietary
30	Invejado	Área desmembrada 07- Da Gleba A-1 (remanescente) Parte da Fazenda Invejado	21283	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	8,52	417,387.95	Rio Verde	Proprietary
31	Invejado	Área desmembrada 06- Da Gleba A-1 (remanescente) Parte da Fazenda Invejado	21282	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	2,56	147,623.49	Rio Verde	Proprietary
32	Invejado	Área desmembrada G da Fazenda Invejado	17120	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	2,39	241,374.12	Rio Verde	Proprietary
33	Invejado	Área desmembrada 2 - parte da Fazenda Invejado	16489	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	2,47	84,344.80	Rio Verde	Proprietary
34	Sítio Beira Rio	Sítio Beira Rio	11191	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	5,10	296,468.46	Rio Verde	Proprietary
35	Rancho Santo Rosário II	Rancho Santo Rosário II	10632	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	10,70	711,872.17	Rio Verde	Proprietary

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022.

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Attachment II to report on the net book equity value based on the accounting records issued on June 21, 2022

Rio Verde Participações e Propriedades Rurais S.A.

Notes to the balance sheet
At May 31, 2022
In Reais, unless otherwise stated

(A free translation of the original in Portuguese)

Item	Realty name	Registration denomination	Registration	Registry office	Location	Area	Amount	Owner	Property type
36	Fazenda Boi Preto	Fazenda Celmasul - Gleba B	21437	1º Serviço Registral e Tabelionato de Protesto de Ribas do Rio Pardo - MS	Ribas do Rio Pardo - MS	10,82	88,126.16	Rio Verde	Proprietary
37	Santa Rosa	Barreiro ou Fazenda Nova, Santo Antônio ou Santa Rosa e Fazendinha ou Serrote	9203	Cartório de Registro de Imóveis de Inocência - MS	Inocência - MS	65,30	2,819,461.00	Rio Verde	Proprietary
							358,422,701.64		

* * *

This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Rio Verde Participações e Propriedades Rurais S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated June 21, 2022.

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APPRAISAL REPORT AP-00775/22-01 CARAVELAS FLORESTAL S.A.

Appraisal Report AP-00775/22-01 1 APPRAISAL REPORT: AP-00775/22-01 VALUATION DATE: August 9th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF CARAVELAS FLORESTAL S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010 and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of CARAVELAS FLORESTAL S.A., hereinafter denominated CARAVELAS, based at Rua Jernimo da Veiga, no. 164 16G, City and Estate of So Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 15.489.351/0001-85, on August 9th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00775/22-01 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of CARAVELAS, as of August 9th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. The assets comprise the properties detailed in Attachment 2 of this Appraisal Report. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of CARAVELAS is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 3 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of CARAVELAS as of August 9th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of CARAVELAS. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00775/22-01 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 111,322,660.02 (one hundred and eleven million, three hundred and twenty-two thousand, six hundred and sixty reais and two cents), as stated in the CARAVELAS's balance sheet as of August 9th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12th, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:8 8668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:886681 93791 Dados: 2022.08.12 16:50:51 -03'00'

Appraisal Report AP-00775/22-01 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. PROPERTIES TO BE INCORPORATED 3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY CARAVELAS 4. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

A TTACHMEN T 2

IMOVEL SNCRMTR/TRANSC/ESCR - ATUALMUNICiPIO DO IMoVELUFComarca da matricula/registrorea total (ha)Fraão de propriedade da Caravelas Valor Contbil (R$) Fazenda Belo Cruzeiro8798MucuriBAMucuri3592,1622100%12.782.070,00R$ Bloco Arcel 0211773MucuriBAMucuri25,5456100%96.390,00R$ Bloco ARCEL 03 Muc8799MucuriBAMucuri69,4671100%263.900,00R$ Bloco 21 MUC7941MucuriBAMucuri178,1704100%623.805,00R$ Fazenda Santa Maria e Nova Alegria2246CaravelasBAIbirapu289,6801100%1.021.382,11R$ Fazenda Santa Maria e Nova Alegria5244CaravelasBACaravelas1499,4739100%5.392.425,89R$ Fazenda Simbrasil2709IbirapuaBAIbirapu715,1372100%2.505.856,70R$ Fazenda Simbrasil2712CaravelasBAIbirapu238,3698100%839.575,36R$ Fazenda Simbrasil2713CaravelasBAIbirapu97,0439100%341.803,65R$ Fazenda Simbrasil2714IbirapuaBAIbirapu79,2043100%282.186,80R$ Fazenda Simbrasil5603CaravelasBACaravelas3,9873100%14.049,63R$ Fazenda Simbrasil5605CaravelasBACaravelas63,4792100%222.546,12R$ Fazenda Simbrasil5606CaravelasBACaravelas116,9261100%409.125,20R$ Fazenda Simbrasil5620CaravelasBACaravelas166,6031100%586.801,92R$ Fazenda Boa Esperana11428Nova VicosaBANova Viosa92,8831100%324.450,00R$ Fazenda Esperanca368IbirapuaBAIbirapu342,6440100%1.148.605,15R$ Fazenda Ouro Verde1340IbirapuaBANova Viosa191,9400100%645.653,08R$ Fazenda Ouro Verde2651IbirapuaBAIbirapu427,756672,62%1.048.108,37R$ Fazenda Ouro Verde2652IbirapuaBAIbirapu260,8403100%891.469,39R$ Fazenda Ouro Verde2653IbirapuaBAIbirapu567,8364100%1.940.684,65R$ Fazenda Ouro Verde2654IbirapuaBAIbirapu168,9300100%583.126,22R$ Fazenda Ouro Verde2655IbirapuaBAIbirapu133,3437100%460.286,56R$ Fazenda Ouro Verde2656IbirapuaBAIbirapu360,6608100%1.223.353,29R$ Fazenda Ouro Verde2657IbirapuaBAIbirapu508,8242100%1.731.250,45R$ Fazenda Ouro Verde2658IbirapuaBAIbirapu131,7820100%444.317,50R$ Fazenda Ouro Verde2659IbirapuaBAIbirapu178,5661100%602.896,60R$ Fazenda Ouro Verde2660IbirapuaBAIbirapu114,8183100%386.086,61R$ Fazenda Ouro Verde2662IbirapuaBAIbirapu200,1271100%670.513,06R$ Fazenda Ouro Verde2663IbirapuaBAIbirapu337,039296,52%1.093.458,11R$ Fazenda Ouro Verde2664IbirapuaBAIbirapu152,9882100%509.646,44R$ Fazenda Ouro Verde2665IbirapuaBAIbirapu111,0937100%372.899,72R$ Fazenda Ouro Verde2666IbirapuaBAIbirapu367,1909100%1.258.551,64R$ Fazenda Ouro Verde2667IbirapuaBAIbirapu65,6572100%225.040,92R$ Fazenda Ouro Verde2710IbirapuaBAIbirapu53,5881100%180.041,43R$ Fazenda Ouro Verde2711IbirapuaBAIbirapu85,1961100%288.900,57R$ Fazenda Ouro Verde2716IbirapuaBAIbirapu33,4171100%114.544,30R$ Fazenda Ouro Verde2717IbirapuaBAIbirapu85,3794100%279.144,96R$ Fazenda Ouro Verde2757IbirapuaBAIbirapu49,0439100%1.000.757,22R$ Fazenda Ouro Verde2758IbirapuaBAIbirapu268,4979100%65.396,22R$ Fazenda Ouro Verde2759IbirapuaBAIbirapu137,8324100%414.366,74R$ Fazenda Ouro Verde2760IbirapuaBAIbirapu3035,052496,77%11.036.336,37R$

IMOVEL SNCRMTR/TRANSC/ESCR - ATUALMUNICiPIO DO IMoVELUFComarca da matricula/registrorea total (ha)Fraão de propriedade da Caravelas Valor Contbil (R$) Fazenda Peruype2762IbirapuaBAIbirapu235,9712100%786.688,10R$ Fazenda Ouro Verde2763IbirapuaBAIbirapu353,7293100%1.350.370,27R$ Fazenda Ouro Verde9998Nova VicosaBAMucuri15,2778100%45.929,78R$ Fazenda Ouro Verde12005Nova VicosaBANova Viosa87,0642100%344.251,87R$ Fazenda Ouro Verde12317IbirapuaBAIbirapu189,2750100%722.561,95R$ Fazenda Peruype12414Nova VicosaBANova Viosa21,2357100%70.796,24R$ Bloco 24 NV11427Nova VicosaBANova Viosa74,4414100%330.864,43R$ Bloco 24 NV6045Nova VicosaBANova Viosa81,9030100%298.815,57R$ Unio Segunda e Tapioca3046Nova VicosaBANova Viosa104,1720100%416.800,00R$ Fazenda Sorocaba ou Tapioca3047Nova VicosaBANova Viosa48,9770100%196.000,00R$ Bloco 25 NV15862Nova VicosaBANova Viosa369,7173100%1.536.400,00R$ Bloco 06 NV8150Nova VicosaBANova Viosa516,2302100%2.066.000,00R$ Bloco 08 NV8153Nova VicosaBANova Viosa453,5328100%1.840.339,32R$ Bloco 08 NV8154Nova VicosaBANova Viosa8,9065100%36.140,68R$ Fazenda So Francisco1977IbirapuaBAIbirapu618,5153100%2.299.543,72R$ Fazenda So Francisco8340Nova VicosaBANova Viosa485,1763100%1.813.406,27R$ Fazenda Talita e Vai Quem Quer1872IbirapuaBAIbirapu366,2132100%1.286.600,00R$ Fazenda Cinco Estrelas1964IbirapuaBAIbirapu314,8715100%1.105.300,00R$ Fazenda Juazeiro2715CaravelasBAIbirapu415,8222100%1.483.233,45R$ Fazenda Juazeiro3223IbirapuaBAIbirapu113,6437100%405.727,08R$ Fazenda Juazeiro5611CaravelasBACaravelas52,5659100%187.502,02R$ Fazenda Juazeiro5618CaravelasBACaravelas472,3394100%1.688.166,13R$ Fazenda Juazeiro5619CaravelasBACaravelas411,8467100%1.472.354,61R$ Fazenda Juazeiro5627CaravelasBACaravelas293,9482100%1.048.518,22R$ Fazenda Juazeiro5630CaravelasBACaravelas316,7307100%1.143.922,49R$ Fazenda Alegria373IbirapuaBAIbirapu48,4690100%170.800,00R$ Boa Esperana1873CaravelasBAIbirapu33,5653100%131.005,00R$ Fazenda Boa Sorte e Duas Barras5241CaravelasBACaravelas50,8333100%185.004,31R$ Fazenda Boa Sorte e Duas Barras5242CaravelasBACaravelas6,5383100%23.795,69R$ Fazenda Nova Esperana5604CaravelasBACaravelas220,5546100%796.043,39R$ Fazenda Nova Esperana5639CaravelasBACaravelas477,0197100%1.719.348,61R$ Fazenda Palmital2575CaravelasBACaravelas31,8430100%114.624,00R$ Fazenda Palmeiras2576CaravelasBACaravelas41,6690100%150.120,00R$ Fazenda Conjunto Copacabana5384CaravelasBACaravelas1330,9884100%4.804.209,62R$ Fazenda Estrela do Sul - AI 5555223CaravelasBACaravelas535,9888100%1.936.492,33R$ Fazenda Estrela do Sul - AI 5555224CaravelasBACaravelas154,6299100%558.667,67R$ 88.888.146,76R$

A TTACHMEN T 3

Appraisal Report AP-00775/22-01 - Attachment 3 1 SUMMARY OF MAIN ACCOUNTING PRACTICES ADOPTED BY CARAVELAS  Cash and cash equivalent Cash and cash equivalents include cash, bank deposits, and other short-term, highly liquid investments with original maturities of up to three months and have an insignificant risk of change in value. The balance is presented net of balances of guaranteed accounts in the statement of cash flows. Overdraft accounts are shown as "Loans" in current liabilities on the balance sheet.  Inventories Inventories are composed of pesticides, soil amendments, and fertilizers. In accordance with CPC 16 R1 Inventories, they are recorded at average acquisition cost, which does not exceed market values or net realizable value. Inventory costs are transferred to the cost of biological assets as they are used in forest formation.  Account receivables Accounts receivable are initially recognized at the transaction price. Subsequently, it is measured at amortized cost, using the effective interest method, less the allowance for doubtful accounts. The allowance for doubtful accounts is established when there is objective evidence that the company will not be able to collect all amounts due in accordance with the original terms of the accounts receivable. If the collection period is equivalent to one year or less, the accounts receivable are classified as current assets. Otherwise, they will be presented in non-current assets.  Biological assets The forests in formation, represented by eucalyptus plantations on owned and third-party farms and held for sale, are classified as biological assets and measured at their fair value, according to the stage of forest growth, after deducting the estimated costs of maintenance and sale, until the time of harvest. The fair value of the company's biological assets corresponds to the present value of the estimated net cash flows for these assets, which is determined by applying assumptions established in discounted cash flow models. The discounted cash flow model considers harvest revenue (calculated by multiplying the estimated eucalyptus volume by the future price on the expected harvest date) and estimated production costs (fertilizers, agrochemicals, agricultural labor, and others). The fair value of biological assets is determined by the initial recognition of the assets and on the base date of the financial statements. The gain or loss on the change in the fair value of biological assets is defined as the difference between the fair value at the beginning and end of the year and is recorded in the income statement under the heading "Gain (loss) on the fair value of biological assets". The land on which the forests are planted is classified as property, plant, and equipment and does not form part of the fair value of biological assets. The model and assumptions used to determine fair value represent management's best estimate at the date of the financial statements. They are reviewed annually and, if necessary, adjusted.

Appraisal Report AP-00775/22-01 - Attachment 3 2 The company does not consider biological assets as qualifying assets to capitalize interest on financing.  Property, plant and equipment o Recognition and measurement Property, plant and equipment items are measured at the historical cost of acquisition/installation or construction, less accumulated depreciation, and impairment losses. Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with such costs will flow and be reliably measured. The book value of replaced items or parts is written off, and all other repairs and maintenance are charged to income for the year when incurred. An item of property, plant and equipment is written off after disposal or when there are no future economic benefits from its continued use. Any gains or losses on the sale or disposal of an item of property, plant and equipment are determined by the difference between the amounts received on the sale and the residual carrying amount of the asset and are recognized in profit or loss. o Depreciation Depreciation is recognized using the straight-line method, based on the estimated useful life of each asset so that the cost value is less than its residual value after its useful life is entirely written off (except for land and construction in progress). Estimated useful lives, residual values and depreciation methods are reviewed at least year-end, and the effect of any changes in estimates is accounted for prospectively.  Intangible The company's intangibles consist only of software use licenses. They are recorded based on acquisition and installation costs, amortized at rates defined based on the useful life attributed to the assets, which varies from three to five years.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 4

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

APPRAISAL REPORT AP-00656/22-12 VITEX SP PARTICIPAÇÕES S.A.

Appraisal Report AP-00656/22-12 1 APPRAISAL REPORT: AP-00656/22-12 VALUATION DATE: June 30th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF VITEX SP PARTICIPAÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010 and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of VITEX SP PARTICIPAÕES S.A., hereinafter denominated VITEX SP, based at Avenida João Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.563.643/0001-83, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-12 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of VITEX SP, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of VITEX SP is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX SP as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX SP. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-12 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 427,314,433.50 (four hundred and twenty-seven million, three hundred and fourteen thousand, four hundred and thirty-three reais and fifty cents), as stated in the VITEX SP's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12th, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA: 88668193 791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:8866 8193791 Dados: 2022.08.12 12:24:48 -03'00'

Appraisal Report AP-00656/22-12 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX SP 3. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

A TTACHMEN T 2

Appraisal Report AP-00656/22-12 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX SP  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.  Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

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DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

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IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

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P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

APPRAISAL REPORT AP - 0 0 656 /2 2 - 0 8 PARKIA S P PARTICIPAÇÕES S.A.

Appraisal Report AP-00656/22-08 1 APPRAISAL REPORT: AP-00656/22-08 VALUATION DATE: June 30th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF PARKIA SP PARTICIPAÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of PARKIA SP PARTICIPAÕES S.A., hereinafter denominated PARKIA SP, based at Avenida Joo Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.563.671/0001-09, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-08 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of PARKIA SP, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of PARKIA SP is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA SP as of June 30, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA SP. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-08 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 569,775,389.95 (five hundred and sixty-nine million, seven hundred and seventy-five thousand, three hundred and eighty-nine reais and ninety-five cents), as stated in the PARKIA SP's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12nd, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice-President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:8 8668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:8866819 3791 Dados: 2022.08.12 16:45:38 -03'00'

Appraisal Report AP-00656/22-08 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA SP 3. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

Folha: 1PARKIA SP PARTICIPACOES S.A.(00010)CNPJ : 16.563.671/0001-09 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 267,93D14,84D BANCO ITAUacute S/A1-1-1-1-4-02 ********267,93D *********14,84D =BANCO CONTA MOVIMENTO ********267,93D *********14,84D =BENS NUMERAacuteRIOS ********267,93D *********14,84D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 50.816,35D198.441,06D TITULOS DE RENDA FIXA1-1-2-1-1-01 *****50.816,35D ****198.441,06D =TIacuteTULOS DE RENDA FIXA *****50.816,35D ****198.441,06D =TIacuteTULOS VAL. MOBILIAacuteRIOS *****50.816,35D ****198.441,06D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA OUTROS CREacuteDITOS OUTROS CREDITOS OUTROS CREDITOS - EMP ASSOCIADAS 67.677,82D67.677,82D VITEX SP PARTICIPACcedillaOtildeES S.A.1-1-3-4-1-18 *****67.677,82D *****67.677,82D =OUTROS CREDITOS - EMP ASSOCIADAS *****67.677,82D *****67.677,82D =OUTROS CREDITOS *****67.677,82D *****67.677,82D =OUTROS CREacuteDITOS CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 1.390,31D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ******1.390,31D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 4.164,65D3.975,65D IRPJ SALDO NEGATIVO - 20201-1-4-6-5-22 3.551,43D3.372,68D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 ******7.716,08D ******7.348,33D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ******9.106,39D ******7.348,33D =IMPOSTOS A RECUPERAR IMPOSTOS A COMPENSAR IMPOSTOS A COMPENSAR 3.164,45D5.874,99D PIS A COMPENSAR1-1-4-7-1-01 14.575,25D27.060,08D COFINS A COMPENSAR1-1-4-7-1-02 *****17.739,70D *****32.935,07D =IMPOSTOS A COMPENSAR *****17.739,70D *****32.935,07D =IMPOSTOS A COMPENSAR *****26.846,09D *****40.283,40D =CONTAS A RECEBER ****145.608,19D ****306.417,12D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS

PARKIA SP PARTICIPACOES S.A.(00010)
CNPJ : 16.563.671/0001-09
Balanço Patrimonial Encerrado em 30/06/2022 Folha: 2

Descrição	Classificação	Exercício Anterior	Exercício Atual
SOCIEDADES CONTROLADAS - C. CORRIGIDO			
SOCIEDADES CONTROLADAS - C. CORRIGIDO			
SOBRASIL COMERCIAL S.A.	1-3-1-1-1-01	203.992.403,86D	569.629.781,76D
FAIR VALUE - SOBRASIL COMERCIAL S.A.	1-3-1-1-1-05	318.660.496,84D	0,00D
=SOCIEDADES CONTROLADAS - C. CORRIGIDO		**522.652.900,70D**	**569.629.781,76D**
=SOCIEDADES CONTROLADAS - C. CORRIGIDO		**522.652.900,70D**	**569.629.781,76D**
=INVESTIMENTOS		**522.652.900,70D**	**569.629.781,76D**
=T o t a l - NÃO CIRCULANTE		**522.652.900,70D**	**569.629.781,76D**
=T o t a l - ATIVO		**522.959.317,82D**	**569.775.389,95D**

Folha: 3PARKIA SP PARTICIPACOES S.A.(00010)CNPJ : 16.563.671/0001-09 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE CONTAS A PAGAR CONTAS A PAGAR OUTROS DEacuteBITOS - EMP ASSOCIADAS 0,00C1.792,79C ARAPAR PARTICIPACcedillaOtildeES S.A.2-1-2-2-3-58 **********0,00C ******1.792,79C =OUTROS DEacuteBITOS - EMP ASSOCIADAS **********0,00C ******1.792,79C =CONTAS A PAGAR **********0,00C ******1.792,79C =CONTAS A PAGAR **********0,00C ******1.792,79C =T o t a l - CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 114.596.815,08C114.596.815,08C DE DOMICILIADO NO PAIS2-4-1-1-1-01 114.596.815,08C 114.596.815,08C =CAPITAL SOCIAL SUBSCRITO 114.596.815,08C 114.596.815,08C =CAPITAL SUBSCRITO 114.596.815,08C 114.596.815,08C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 48.409.183,58C48.409.183,58C RESERVAS DE CAPITAL2-4-2-1-1-01 *48.409.183,58C *48.409.183,58C =RESERVAS DE CAPITAL *48.409.183,58C *48.409.183,58C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 6.939.402,12C6.939.402,12C RESERVA LEGAL2-4-2-2-1-01 **6.939.402,12C **6.939.402,12C =RESERVAS DE LUCROS **6.939.402,12C **6.939.402,12C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO 19.872.749,39C34.285.404,89C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 *19.872.749,39C *34.285.404,89C =RESERVAS DE REALIZACcedillaAtildeO *19.872.749,39C *34.285.404,89C =RESERVAS DE REALIZACcedillaAtildeO *75.221.335,09C *89.633.990,59C =RESERVAS LUCROS/PREJUIZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS 91.414.096,75C0,00C LUCROS ACUMULADOS2-4-3-1-1-01 *91.414.096,75C **********0,00C =LUCROS/PREJUIacuteZOS ACUMULADOS *91.414.096,75C **********0,00C =LUCROS/PREJUIacuteZOS ACUMULADOS *91.414.096,75C **********0,00C =LUCROS/PREJUIZOS ACUMULADOS AJUSTE ACUMULADO DE CONVERSAtildeO

Folha: 4PARKIA SP PARTICIPACOES S.A.(00010)CNPJ : 16.563.671/0001-09 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 288.543.143,03C318.726.719,36C CTA2-4-5-1-1-01 288.543.143,03C 318.726.719,36C =AJUSTE ACUMULADO DE CONVERSAtildeO 288.543.143,03C 318.726.719,36C =AJUSTE ACUMULADO DE CONVERSAtildeO 288.543.143,03C 318.726.719,36C =AJUSTE ACUMULADO DE CONVERSAtildeO 569.775.389,95C 522.957.525,03C =T o t a l - PATRIMONIO LIQUIDO 569.775.389,95C 522.959.317,82C =T o t a l - PASSIVO

PARKIA SP PARTICIPACOES S.A.(00010) APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPP
CNPJ: 16.563.671/0001-09
Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022 Diário :0 Folha: 6

Descrição	Classificação	Exercício Atual
RECEITAS		
RECEITAS OPERACIONAIS		
RECEITAS FINANCEIRAS		
RENDAS TIT. VAL. MOBILIARIOS		
TITULOS DE RENDA FIXA		
RECEITAS DE APLICAÇÃO FINANCEIRA	3-1-1-1-1-02	4.583,35C
=TITULOS DE RENDA FIXA		******4.583,35C
=RENDAS TIT. VAL. MOBILIARIOS		******4.583,35C
OUTRAS RECEITAS FINANCEIRAS		
OUTRAS RECEITAS FINANCEIRAS		
ATUALIZAÇÃO MONETÁRIA - TAXA SELIC	3-1-1-5-1-01	367,75C
=OUTRAS RECEITAS FINANCEIRAS		********367,75C
=OUTRAS RECEITAS FINANCEIRAS		********367,75C
=RECEITAS FINANCEIRAS		******4.951,10C
RES. PARTICIP. SOCIETARIAS		
RES. AVALIAÇÃO P/ PAT. LIQUIDO		
EM CONTROLADAS		
SOBRASIL COMERCIAL S.A.	3-1-3-1-1-59	22.765.766,99C
FAIR VALUE	3-1-3-1-1-63	68.894.690,40C
=EM CONTROLADAS		*91.660.457,39C
=RES. AVALIAÇÃO P/ PAT. LIQUIDO		*91.660.457,39C
=RES. PARTICIP. SOCIETARIAS		*91.660.457,39C
=T o t a l - RECEITAS OPERACIONAIS		*91.665.408,49C
=T o t a l - RECEITAS		*91.665.408,49C
DESPESAS		
DESPESAS OPERACIONAIS		
DESPESAS FINANCEIRAS		
ENCARGOS FINANCEIROS		
ENCARGOS FINANCEIROS		
IOF	4-1-1-1-1-01	1.296,72D
JUROS E MULTAS	4-1-1-1-1-02	357,50D
TARIFAS BANCÁRIAS	4-1-1-1-1-05	10,00D
=ENCARGOS FINANCEIROS		******1.664,22D
=ENCARGOS FINANCEIROS		******1.664,22D

CNPJ: 16.563.671/0001-09Diário :0Folha: 7APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPPARKIA SP PARTICIPACOES S.A.(00010)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício Atual=DESPESAS FINANCEIRAS ******1.664,22DDESPESAS ADMINISTRATIVASSERVICcedillaOS PROFISSIONAISSERVICcedillaOS ADMINISTRATIVOS HONORAacuteRIOS ADVOCATIacuteCIOS 158.575,72D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 1.492,54D4-1-2-2-1-07ASSESSORIA E CONSULTORIA 15.014,58D4-1-2-2-1-09Créditos Prescritos - Pis s/ Insumos 2.678,35D4-1-2-2-1-92Créditos Prescritos - Cofins s/ Insumos 12.286,79D4-1-2-2-1-93=SERVICcedillaOS ADMINISTRATIVOS ****190.047,98D=SERVICcedillaOS PROFISSIONAIS ****190.047,98DOUTRAS DESP. ADMINISTRATIVAS OUTRAS DESP. ADMINISTRATIVAS OUTRAS 10.474,18D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 2.099,13D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS *****12.573,31DPUBLICACcedillaOtildeES E PROPAGANDAS PUBLICACcedillaOtildeES SOCIETAacuteRIAS 45.510,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****45.510,00D=OUTRAS DESP. ADMINISTRATIVAS *****58.083,31DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeESTAXA FED., EST. E MUNICIPAIS 1.286,00D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 32,19D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 198,04D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ******1.516,23D=DESPESAS TRIBUTAacuteRIAS ******1.516,23D=DESPESAS ADMINISTRATIVAS ****249.647,52DRES. PARTICIP. SOCIETAacuteRIAS RES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDO EM CONTROLADAS 0,00D4-1-4-1-1=RES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDO **********0,00D=RES. PARTICIP. SOCIETAacuteRIAS **********0,00D=T o t a l - DESPESAS OPERACIONAIS ****251.311,74D

CNPJ: 16.563.671/0001-09Diário :0Folha: 8APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPPARKIA SP PARTICIPACOES S.A.(00010)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício Atual=T o t a l - DESPESAS ****251.311,74DRESULTADO DO EXERCIacuteCIO==================================================================================================== RECEITAS--------------> 91.665.408,49C DESPESAS + CUSTO--------------------> 251.311,74D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: **91.414.096,75 ====================================================================================================

A TTACHMEN T 2

Appraisal Report AP-00656/22-08 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA SP  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.  Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

DCF (Discounted Cash Flow

Discounted cash flow.

D & A

Depreciation and amortization.

Depreciable Value

Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation

Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost

Spending on inputs, including labor, in the production of goods.

Discount Rate

Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)

Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)

Earnings before interest, taxes, preciation and amortization.

Economic Benefits

Benefits such as revenue, net profit, net cash flow, etc.

Enterprise

Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value

Economic value of the company.

Equity Value

Economic value of the equity.

Expertise

Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities

Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value

Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease

That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset

Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill

See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)

Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)

International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

APPRAISAL REPORT AP-00656/22-04 SOBRASIL COMERCIAL S.A.

Appraisal Report AP-00656/22-04 1 APPRAISAL REPORT: AP-00656/22-04 VALUATION DATE: June 30th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF SOBRASIL COMERCIAL S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of SOBRASIL COMERCIAL S.A., hereinafter denominated SOBRASIL, based at Avenida das Nações Unidas, no. 14,261, office no. 2,001-B, 20th floor, wing B, Vila Gertrudes, City and State of São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 19.257.882/0001-01, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-04 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of SOBRASIL, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. The assets comprise the properties detailed in Attachment 2 of this Appraisal Report. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of SOBRASIL is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 3 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of SOBRASIL as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of SOBRASIL. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-04 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 569,629,781.78 (five hundred and sixty-nine million, six hundred and twenty-nine thousand, seven hundred and eighty-one reais and seventy-eight cents), as stated in the SOBRASIL's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12th, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:8 866819379 1 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:886681 93791 Dados: 2022.08.12 12:22:37 -03'00'

Appraisal Report AP-00656/22-04 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. PROPERTIES TO BE INCORPORATED 3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY SOBRASIL 4. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

A TTACHMEN T 2

APPRASIAL REPORT AP-00656/22-04 ATTACHMENT 2 - PROPERTIES TO BE INCORPORATED

Property name	Current rec.	District	County	State	Total area (ha)	Sobrasil area (ha)	Sobrasil percentage	Amount per registration or fraction
Fazenda Itapetininda Gleba B1 Juriti	56367	Itapetininga	Itapetininga	SP	222.820	222.820	100%	R$ 4,723,946.05
Fazenda São João	13441	Caçapava	Jambeiro	SP	53.325	53.325	100%	R$ 724,287.74
FAZENDA PEÃO	56398	Itapetininga	Itapetininga	SP	781.942	781.942	100%	R$ 16,577,745.45
FAZENDA PEÃO	98541	Itapetininga	Itapetininga	SP	2866.956	2866.956	100%	R$ 55,914,735.66
Santo Antônio Varadouro	11651	Caçapava	Jambeiro	SP	36.360	36.360	100%	R$ 493,860.33
FAZENDA PEÃO	98542	Itapetininga	Itapetininga	SP	191.959	191.959	100%	R$ 4,069,661.93
Fazenda Barreiro Grande	407	Pederneiras	Pederneiras	SP	25.551	25.551	100%	R$ 737,782.24
FAZENDA PEÃO	98543	Itapetininga	Itapetininga	SP	718.111	718.111	100%	R$ 15,224,469.10
FAZENDA PEÃO	98544	Itapetininga	Itapetininga	SP	1297.011	1297.011	100%	R$ 27,497,576.48
FAZENDA PEÃO	98545	Itapetininga	Itapetininga	SP	1354.664	1354.664	100%	R$ 28,719,868.37
Fazenda São João	58454	São José dos Campos	Jambeiro	SP	117.786	117.786	100%	R$ 1,599,833.11
Fazenda Barreiro Grande	36576	Pederneiras	Pederneiras	SP	16.495	16.495	100%	R$ 476,298.90
Fazenda Barreiro Grande	36577	Pederneiras	Pederneiras	SP	241.151	241.151	100%	R$ 6,963,240.90
Fazenda Barreiro Grande	36578	Pederneiras	Pederneiras	SP	11.313	11.313	100%	R$ 326,674.43
Fazenda Barreiro Grande	36579	Pederneiras	Pederneiras	SP	108.349	108.349	100%	R$ 3,128,562.94
Fazenda Barreiro Grande	36580	Pederneiras	Pederneiras	SP	70.881	70.881	100%	R$ 2,046,694.65
Fazenda Campina	7307	Itaí	Itaí	SP	84.500	84.500	100%	R$ 2,184,709.09
Fazenda Campina	7308	Itaí	Itaí	SP	37.700	37.700	100%	R$ 974,716.36
Fazenda Campina	7309	Itaí	Itaí	SP	40.830	40.830	100%	R$ 1,055,641.09
Fazenda Campina	7310	Itaí	Itaí	SP	673.930	673.930	100%	R$ 17,424,153.82
Fazenda Campina	POSSE	Itaí	Itaí	SP	92.654	92.654	100%	R$ 2,395,527.05
Fazenda Campina	POSSE	Itaí	Itaí	SP	25.402	25.402	100%	R$ 656,746.82
Fazenda Itapetininda Gleba A2-B3	96155	Itapetininga	Itapetininga	SP	142.678	142.678	100%	R$ 3,024,877.37
Fazenda Itapetininda Gleba A2-B3	96159	Itapetininga	Itapetininga	SP	63.608	63.608	100%	R$ 1,348,527.38
Fazenda Esplanada	1538	Itapeva	Taquarivaí	SP	735.416	735.416	100%	R$ 19,013,846.40
Fazenda Esplanada	27927	Itapeva	Taquarivaí	SP	108.150	108.150	100%	R$ 2,796,169.09
Fazenda Guarizinho	47127	Itapeva	Itapeva	SP	196.172	196.172	100%	R$ 5,071,943.06
Fazenda Monte Verde B	97517	Itapetininga	Angatuba	SP	88.158	88.158	100%	R$ 1,793,909.92
Fazenda Itapetininda Gleba B1 Juriti	56364	Itapetininga	Itapetininga	SP	957.070	957.070	100%	R$ 20,290,580.05
Fazenda Pirapitinga	46120	Bauru	Arealva	SP	329.120	329.120	100%	R$ 8,509,248.00
Fazenda Itapetininda Gleba B1 Juriti	56369	Itapetininga	Itapetininga	SP	2355.157	2355.157	100%	R$ 41,832,807.77
Fazenda Karamacy	21034	Itapeva	Itapeva	SP	1452.000	1452.000	100%	R$ 29,442,566.53
Fazenda Karamacy	21035	Itapeva	Itapeva	SP	1415.700	1415.700	100%	R$ 28,504,046.53
Faz Kobayahi	49746	Caçapava	Caçapava	SP	131.410	131.410	100%	R$ 1,784,878.61
Fazenda Paineira	23736	Capão Bonito	Capão Bonito	SP	121.416	121.416	100%	R$ 3,139,142.56
Fazenda Paineira	23753	Capão Bonito	Capão Bonito	SP	110.698	110.698	100%	R$ 2,862,049.06
FAZENDA PEÃO	15791	Angatuba	Campina do Monte Alegre	SP	6.913	6.913	100%	R$ 178,735.06
FAZENDA PEÃO	15792	Angatuba	Campina do Monte Alegre	SP	224.528	224.528	100%	R$ 5,805,066.80
FAZENDA PEÃO	15793	Angatuba	Campina do Monte Alegre	SP	431.103	431.103	100%	R$ 11,145,969.52
FAZENDA PEÃO	15794	Angatuba	Campina do Monte Alegre	SP	553.458	553.458	100%	R$ 14,309,397.26
Fazenda São João	1464	Caçapava	Jambeiro	SP	654.800	515.707	79%	R$ 7,004,604.75
Fazenda São João	6349	Caçapava	Jambeiro	SP	574.334	574.334	100%	R$ 7,800,901.56
Fazenda Planalto	23733	Capão Bonito	Capão Bonito	SP	220.340	220.340	100%	R$ 5,696,790.55
Fazenda Planalto	23734	Capão Bonito	Capão Bonito	SP	58.199	58.199	100%	R$ 1,504,706.11
Fazenda Planalto	23735	Capão Bonito	Capão Bonito	SP	53.049	53.049	100%	R$ 1,371,555.20
Fazenda Planalto	23752	Capão Bonito	Capão Bonito	SP	73.206	73.206	100%	R$ 1,892,705.27
Fazenda Monte Verde	56359	Itapetininga	Itapetininga	SP	1005.050	1005.050	100%	R$ 21,307,790.95
Fazenda Santa Dolores	6105	Itapeva	Buri	SP	832.480	832.480	100%	R$ 21,523,392.00
Santa Rosa	17355	Agudos	Agudos	SP	636.371	636.371	100%	R$ 18,375,218.40
Fazenda Santo Angelo	769	Itapeva	Itapeva	SP	785.750	785.750	100%	R$ 20,315,209.09
Monte Verde GA São José	97409	Itapetininga	Itapetininga	SP	402.246	402.246	100%	R$ 8,527,903.50
FAZENDA VELHA	96199	Itapetininga	Itapetininga	SP	139.181	139.181	100%	R$ 2,950,736.30
FAZENDA VELHA	96200	Itapetininga	Itapetininga	SP	231.972	231.972	100%	R$ 4,917,983.59
Horto Florestal Arariba	132840	Bauru	Avaí	SP	59.403	59.403	100%	R$ 1,535,837.56
Horto Florestal Arariba	132841	Bauru	Avaí	SP	110.652	110.652	100%	R$ 2,860,849.41
Horto Florestal Arariba	132843	Bauru	Avaí	SP	37.792	37.792	100%	R$ 977,097.57
Horto Florestal Arariba	132845	Bauru	Avaí	SP	42.392	42.392	100%	R$ 1,096,031.06
Horto Florestal Arariba	132846	Bauru	Avaí	SP	42.546	42.546	100%	R$ 1,100,004.91
Horto Florestal Arariba	132847	Bauru	Avaí	SP	89.653	89.653	100%	R$ 2,317,934.98
Horto Florestal Arariba	132848	Bauru	Avaí	SP	129.448	129.448	100%	R$ 3,346,819.20
Horto Florestal Arariba	132849	Bauru	Avaí	SP	5.442	5.442	100%	R$ 140,695.27
Horto Florestal Arariba	132851	Bauru	Avaí	SP	40.996	40.996	100%	R$ 1,059,922.60
Horto Florestal Arariba	132852	Bauru	Avaí	SP	132.123	132.123	100%	R$ 3,415,990.45
Horto Florestal Arariba	136507	Bauru	Avaí	SP	200.908	200.908	100%	R$ 5,194,395.36
Horto Florestal Arariba	136508	Bauru	Avaí	SP	76.979	76.979	100%	R$ 1,990,251.88
Horto Florestal Arariba	136509	Bauru	Avaí	SP	67.567	67.567	100%	R$ 1,746,916.66
Horto Florestal Arariba	136510	Bauru	Avaí	SP	71.476	71.476	100%	R$ 1,847,969.15
Fazenda Planalto	POSSE	Capão Bonito	Capão Bonito	SP	1.820	1.820	100%	R$ 47,055.27
Santo Antônio Varadouro	24663	Jacareí	São José dos Campos	SP	485.210	485.210	100%	R$ 6,590,373.28
Santo Antônio Varadouro	49770	Caçapava	Jambeiro	SP	34.485	34.485	100%	R$ 468,393.11
Santo Antônio Varadouro	50428	Caçapava	Jambeiro	SP	15.710	15.710	100%	R$ 213,375.92
Fazenda Santo Antonio	24326	Capão Bonito	Capão Bonito	SP	152.490	152.490	100%	R$ 3,942,559.64
Fazenda Santo Antonio	24327	Capão Bonito	Capão Bonito	SP	24.511	24.511	100%	R$ 633,720.76
Fazenda Santo Antonio	24328	Capão Bonito	Capão Bonito	SP	63.217	63.217	100%	R$ 1,634,441.63
Total					26044	25905		R$ 560,120,626.40

APSIS CONSULTORIA E AVALIAÇÕES LTDA. 1/1

A TTACHMEN T 3

Appraisal Report AP-00656/22-04 - Attachment 3 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY SOBRASIL  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost − plus income earned up to the closing dates of the years −, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, and are subject to an insignificant risk of change in value.  Property, plant and equipment Property, plant and equipment items are measured at the historical cost of acquisition/installation or construction, less accumulated depreciation, and accumulated impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that they will generate future economic benefits that can be measured reliably. The book value of replaced items or parts is written off, and all other repairs and maintenance are charged to income for the year when incurred. An item of property, plant and equipment is written off after disposal or when there are no future economic benefits from its continued use. Any gains or losses on the sale or disposal of the asset are determined by the difference between the amounts received on sale and the residual book value of the asset and are recognized in profit or loss. Depreciation is recognized using the straight-line method based on the estimated useful life of each asset so that the cost amount less the residual value of the item after its useful life is fully written off (except for land and construction in progress). Expected useful lives, residual values and depreciation methods are reviewed at least year-end, and the effect of any changes in estimates is accounted for prospectively.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 4

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

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DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

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IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

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P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

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APPRAISAL REPORT AP - 0 0 656 /2 2 - 10 VITEX ES PARTICIPAÇÕES S.A.

Appraisal Report AP-00656/22-10 1 APPRAISAL REPORT: AP-00656/22-10 VALUATION DATE: June 30th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF VITEX ES PARTICIPAÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of VITEX ES PARTICIPAÕES S.A., hereinafter denominated VITEX ES, based at Avenida Joo Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 43.173.214/0001-72, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-10 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of VITEX ES, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of VITEX ES is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX ES as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX ES. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-10 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 622,709,381.30 (six hundred and twenty-two million, seven hundred and nine thousand, three hundred and eighty-one reais and thirty cents), as stated in the VITEX ES's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12nd, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice-President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:8 8668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:886681 93791 Dados: 2022.08.12 16:44:54 -03'00'

Appraisal Report AP-00656/22-10 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX ES 3. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

Folha: 1VITEX ES PARTICIPACOES S.A.(00050)CNPJ : 43.173.214/0001-72 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 265,31D178,95D BANCO ITAUacute S/A1-1-1-1-4-02 ********265,31D ********178,95D =BANCO CONTA MOVIMENTO ********265,31D ********178,95D =BENS NUMERAacuteRIOS ********265,31D ********178,95D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 38.026,17D661.061,16D TITULOS DE RENDA FIXA1-1-2-1-1-01 *****38.026,17D ****661.061,16D =TIacuteTULOS DE RENDA FIXA *****38.026,17D ****661.061,16D =TIacuteTULOS VAL. MOBILIAacuteRIOS *****38.026,17D ****661.061,16D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 5.556,88D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ******5.556,88D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 139,04D132,04D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 59,67D56,67D CSLL SALDO NEGATIVO - 20211-1-4-6-5-25 ********198,71D ********188,71D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES PIS 29,32D0,00D PIS A RESTITUIR - INDEVIDO OU A MAIOR1-1-4-6-6-01 *********29,32D **********0,00D =PIS ******5.784,91D ********188,71D =IMPOSTOS A RECUPERAR ******5.784,91D ********188,71D =CONTAS A RECEBER *****44.076,39D ****661.428,82D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS SOCIEDADES CONTROLADAS - C. CORRIGIDO SOCIEDADES CONTROLADAS - C. CORRIGIDO 622.666.350,04D530.532.336,14D PARKIA ES PARTICIPACcedillaOtildeES S.A.1-3-1-1-1-47 622.666.350,04D 530.532.336,14D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 622.666.350,04D 530.532.336,14D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 622.666.350,04D 530.532.336,14D =INVESTIMENTOS 622.666.350,04D 530.532.336,14D =T o t a l - NAtildeO CIRCULANTE 622.710.426,43D 531.193.764,96D =T o t a l - ATIVO

Folha: 2VITEX ES PARTICIPACOES S.A.(00050)CNPJ : 43.173.214/0001-72 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE OBRIGACcedillaOtildeES FISCAIS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS 4,23C24,71C PIS A RECOLHER2-1-5-4-1-06 11,81C150,48C COFINS A RECOLHER2-1-5-4-1-07 *********16,04C ********175,19C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS *********16,04C ********175,19C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS *********16,04C ********175,19C =OBRIGACcedillaOtildeES FISCAIS OUTRAS OBRIGACcedillaOtildeES FORNECEDORES FORNECEDORES 1.029,09C0,00C PRÊMIOS DE SEGUROS2-1-6-1-1-03 ******1.029,09C **********0,00C =FORNECEDORES ******1.029,09C **********0,00C =FORNECEDORES ******1.029,09C **********0,00C =OUTRAS OBRIGACcedillaOtildeES ******1.045,13C ********175,19C =T o t a l - CIRCULANTE NAtildeO CIRCULANTE EMPREacuteSTIMOS E FINANCIAMENTOS NACIONAIS DEBÊNTURES 0,00C429.592.012,07C CONVERSIacuteVEIS EM ACcedillaOtildeES2-2-2-1-4-01 **********0,00C 429.592.012,07C =DEBÊNTURES **********0,00C 429.592.012,07C =NACIONAIS **********0,00C 429.592.012,07C =EMPREacuteSTIMOS E FINANCIAMENTOS **********0,00C 429.592.012,07C =T o t a l - NAtildeO CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 469.055.952,41C25.158.832,63C DE DOMICILIADO NO PAIS2-4-1-1-1-01 469.055.952,41C *25.158.832,63C =CAPITAL SOCIAL SUBSCRITO 469.055.952,41C *25.158.832,63C =CAPITAL SUBSCRITO 469.055.952,41C *25.158.832,63C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 7.420.010,33C9.367.954,89C RESERVAS DE CAPITAL2-4-2-1-1-01 **7.420.010,33C **9.367.954,89C =RESERVAS DE CAPITAL **7.420.010,33C **9.367.954,89C =RESERVAS DE CAPITAL **7.420.010,33C **9.367.954,89C =RESERVAS LUCROS/PREJUIZOS ACUMULADOS

Folha: 3VITEX ES PARTICIPACOES S.A.(00050)CNPJ : 43.173.214/0001-72 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior LUCROS/PREJUIacuteZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS 44.257.295,76C0,00C LUCROS ACUMULADOS2-4-3-1-1-01 0,00D2.675.581,61D PREJUIacuteZOS ACUMULADOS2-4-3-1-1-02 *44.257.295,76C **2.675.581,61D =LUCROS/PREJUIacuteZOS ACUMULADOS *44.257.295,76C **2.675.581,61D =LUCROS/PREJUIacuteZOS ACUMULADOS *44.257.295,76C **2.675.581,61D =LUCROS/PREJUIZOS ACUMULADOS AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 101.976.122,80C69.750.371,79C CTA2-4-5-1-1-01 101.976.122,80C *69.750.371,79C =AJUSTE ACUMULADO DE CONVERSAtildeO 101.976.122,80C *69.750.371,79C =AJUSTE ACUMULADO DE CONVERSAtildeO 101.976.122,80C *69.750.371,79C =AJUSTE ACUMULADO DE CONVERSAtildeO 622.709.381,30C 101.601.577,70C =T o t a l - PATRIMONIO LIQUIDO 622.710.426,43C 531.193.764,96C =T o t a l - PASSIVO

CNPJ: 43.173.214/0001-72Diário :0Folha: 5APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPVITEX ES PARTICIPACOES S.A.(00050)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício AtualRECEITASRECEITAS OPERACIONAIS RECEITAS FINANCEIRASRENDAS TIT. VAL. MOBILIARIOSTITULOS DE RENDA FIXA RECEITAS DE APLICACcedillaAtildeO FINANCEIRA 19.817,54C3-1-1-1-1-02=TITULOS DE RENDA FIXA *****19.817,54C=RENDAS TIT. VAL. MOBILIARIOS *****19.817,54COUTRAS RECEITAS FINANCEIRAS OUTRAS RECEITAS FINANCEIRASATUALIZACcedillaAtildeO MONETAacuteRIA - TAXA SELIC 10,00C3-1-1-5-1-01=OUTRAS RECEITAS FINANCEIRAS *********10,00C=OUTRAS RECEITAS FINANCEIRAS *********10,00C=RECEITAS FINANCEIRAS *****19.827,54CRES. PARTICIP. SOCIETARIASRES. AVALIACcedillaAtildeO P/ PAT. LIQUIDOEM CONTROLADAS PARKIA ES PARTICIPACcedillaOtildeES S.A. 141.379.174,17C3-1-3-1-1-27=EM CONTROLADAS 141.379.174,17C=RES. AVALIACcedillaAtildeO P/ PAT. LIQUIDO 141.379.174,17C=RES. PARTICIP. SOCIETARIAS 141.379.174,17C=T o t a l - RECEITAS OPERACIONAIS 141.399.001,71C=T o t a l - RECEITAS 141.399.001,71CDESPESAS DESPESAS OPERACIONAISDESPESAS FINANCEIRASENCARGOS FINANCEIROSENCARGOS FINANCEIROSIOF 379,73D4-1-1-1-1-01JUROS E MULTAS 2,97D4-1-1-1-1-02TARIFAS BANCAacuteRIAS 382,00D4-1-1-1-1-05=ENCARGOS FINANCEIROS ********764,70D=ENCARGOS FINANCEIROS ********764,70D=DESPESAS FINANCEIRAS ********764,70D

CNPJ: 43.173.214/0001-72Diário :0Folha: 6APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPVITEX ES PARTICIPACOES S.A.(00050)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício AtualDESPESAS ADMINISTRATIVASSERVICcedillaOS PROFISSIONAISSERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 117.687,54D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 3.600,00D4-1-2-2-1-07AUDITORIA 27.585,63D4-1-2-2-1-08=SERVICcedillaOS ADMINISTRATIVOS ****148.873,17D=SERVICcedillaOS PROFISSIONAIS ****148.873,17DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 656,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 28.049,50D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS *****28.705,50DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 39.620,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****39.620,00D=OUTRAS DESP. ADMINISTRATIVAS *****68.325,50DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES TAXA FED., EST. E MUNICIPAIS 1.962,00D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 128,86D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 793,10D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ******2.883,96D=DESPESAS TRIBUTAacuteRIAS ******2.883,96DPRÊMIOS DE SEGUROS PRÊMIOS DE SEGUROSDE RISCOS DIVERSOS 6.174,54D4-1-2-6-1-01=PRÊMIOS DE SEGUROS ******6.174,54D=PRÊMIOS DE SEGUROS ******6.174,54D=DESPESAS ADMINISTRATIVAS ****226.257,17DOUTRAS DESPESASOUTRAS DESPESAS OPERACIONAISOUTRAS DESPESAS OPERACIONAISPERDA DE AJUSTES A VALOR JUSTO - OUTRAS OPERACcedillaOtildeES 91.908.223,77D4-1-3-1-1-03

CNPJ: 43.173.214/0001-72Diário :0Folha: 7APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPVITEX ES PARTICIPACOES S.A.(00050)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício Atual=OUTRAS DESPESAS OPERACIONAIS *91.908.223,77D=OUTRAS DESPESAS OPERACIONAIS *91.908.223,77D=OUTRAS DESPESAS *91.908.223,77DRES. PARTICIP. SOCIETAacuteRIASRES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDO EM CONTROLADAS PARKIA ES PARTICIPACcedillaOtildeES S.A. 1.170.313,41D4-1-4-1-1-57=EM CONTROLADAS **1.170.313,41D=RES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDO **1.170.313,41D=RES. PARTICIP. SOCIETAacuteRIAS **1.170.313,41D=T o t a l - DESPESAS OPERACIONAIS *93.305.559,05D=T o t a l - DESPESAS *93.305.559,05DRESULTADO DO EXERCIacuteCIO ==================================================================================================== RECEITAS--------------> 141.399.001,71C DESPESAS + CUSTO--------------------> 93.305.559,05D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: **48.093.442,66 ====================================================================================================

A TTACHMEN T 2

Appraisal Report AP-00656/22-10 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX ES  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.  Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

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IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

APPRAISAL REPORT AP - 0 0 656 /2 2 - 0 6 PARKIA ES PARTICIPAÇÕES S.A.

Appraisal Report AP-00656/22-06 1 APPRAISAL REPORT: AP-00656/22-06 VALUATION DATE: June 30th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF PARKIA ES PARTICIPAÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of PARKIA ES PARTICIPAÕES S.A., hereinafter denominated PARKIA ES, based at Avenida Joo Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 42.566.097/0001-44, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-06 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of PARKIA ES, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of PARKIA ES is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA ES as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA ES. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-06 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 830,221,800.05 (eight hundred and thirty million, two hundred and twenty-one thousand, eight hundred reais and five cents), as stated in the PARKIA ES's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12nd, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice-President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:8 8668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:886681 93791 Dados: 2022.08.12 16:45:31 -03'00'

Appraisal Report AP-00656/22-06 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA ES 3. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

Folha: 1PARKIA ES PARTICIPACOES S.A(00044)CNPJ : 42.566.097/0001-44 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 233,97D366,98D BANCO ITAUacute S/A1-1-1-1-4-02 ********233,97D ********366,98D =BANCO CONTA MOVIMENTO ********233,97D ********366,98D =BENS NUMERAacuteRIOS ********233,97D ********366,98D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 70.718,18D204.314,68D TITULOS DE RENDA FIXA1-1-2-1-1-01 *****70.718,18D ****204.314,68D =TIacuteTULOS DE RENDA FIXA *****70.718,18D ****204.314,68D =TIacuteTULOS VAL. MOBILIAacuteRIOS *****70.718,18D ****204.314,68D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 717,27D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ********717,27D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 724,30D687,84D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 96,30D91,45D CSLL SALDO NEGATIVO - 20211-1-4-6-5-25 ********820,60D ********779,29D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ******1.537,87D ********779,29D =IMPOSTOS A RECUPERAR IMPOSTOS A COMPENSAR IMPOSTOS A COMPENSAR 8,94D39,01D PIS A COMPENSAR1-1-4-7-1-01 0,00D175,57D COFINS A COMPENSAR1-1-4-7-1-02 **********8,94D ********214,58D =IMPOSTOS A COMPENSAR **********8,94D ********214,58D =IMPOSTOS A COMPENSAR ******1.546,81D ********993,87D =CONTAS A RECEBER *****72.498,96D ****205.675,53D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS SOCIEDADES CONTROLADAS - C. CORRIGIDO SOCIEDADES CONTROLADAS - C. CORRIGIDO 830.149.310,61D341.835.624,09D CLARAIBA COMERCIAL S.A.1-3-1-1-1-04 0,00D365.335.148,61D FAIR VALUE - CLARAIBA COMERCIAL S.A.1-3-1-1-1-08 830.149.310,61D 707.170.772,70D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 830.149.310,61D 707.170.772,70D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 830.149.310,61D 707.170.772,70D =INVESTIMENTOS

Folha: 2PARKIA ES PARTICIPACOES S.A(00044)CNPJ : 42.566.097/0001-44 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior 830.149.310,61D 707.170.772,70D =T o t a l - NAtildeO CIRCULANTE 830.221.809,57D 707.376.448,23D =T o t a l - ATIVO

Folha: 3PARKIA ES PARTICIPACOES S.A(00044)CNPJ : 42.566.097/0001-44 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE OBRIGACcedillaOtildeES FISCAIS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS 9,52C0,00C COFINS A RECOLHER2-1-5-4-1-07 **********9,52C **********0,00C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS **********9,52C **********0,00C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS **********9,52C **********0,00C =OBRIGACcedillaOtildeES FISCAIS **********9,52C **********0,00C =T o t a l - CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 175.381.040,95C175.381.040,95C DE DOMICILIADO NO PAIS2-4-1-1-1-01 175.381.040,95C 175.381.040,95C =CAPITAL SOCIAL SUBSCRITO 175.381.040,95C 175.381.040,95C =CAPITAL SUBSCRITO 175.381.040,95C 175.381.040,95C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 53.603.361,62C67.682.008,83C RESERVAS DE CAPITAL2-4-2-1-1-01 *53.603.361,62C *67.682.008,83C =RESERVAS DE CAPITAL *53.603.361,62C *67.682.008,83C =RESERVAS DE CAPITAL *53.603.361,62C *67.682.008,83C =RESERVAS LUCROS/PREJUIZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS 157.759.898,35C0,00C LUCROS ACUMULADOS2-4-3-1-1-01 0,00D22.142.709,96D PREJUIacuteZOS ACUMULADOS2-4-3-1-1-02 157.759.898,35C *22.142.709,96D =LUCROS/PREJUIacuteZOS ACUMULADOS 157.759.898,35C *22.142.709,96D =LUCROS/PREJUIacuteZOS ACUMULADOS 157.759.898,35C *22.142.709,96D =LUCROS/PREJUIZOS ACUMULADOS AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 443.477.499,13C486.456.108,41C CTA2-4-5-1-1-01 443.477.499,13C 486.456.108,41C =AJUSTE ACUMULADO DE CONVERSAtildeO 443.477.499,13C 486.456.108,41C =AJUSTE ACUMULADO DE CONVERSAtildeO 443.477.499,13C 486.456.108,41C =AJUSTE ACUMULADO DE CONVERSAtildeO 830.221.800,05C 707.376.448,23C =T o t a l - PATRIMONIO LIQUIDO 830.221.809,57C 707.376.448,23C =T o t a l - PASSIVO

CNPJ: 42.566.097/0001-44Diário :0Folha: 5APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPPARKIA ES PARTICIPACOES S.A(00044)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício AtualRECEITASRECEITAS OPERACIONAIS RECEITAS FINANCEIRASRENDAS TIT. VAL. MOBILIARIOSTITULOS DE RENDA FIXA RECEITAS DE APLICACcedillaAtildeO FINANCEIRA 4.586,01C3-1-1-1-1-02=TITULOS DE RENDA FIXA ******4.586,01C=RENDAS TIT. VAL. MOBILIARIOS ******4.586,01COUTRAS RECEITAS FINANCEIRAS OUTRAS RECEITAS FINANCEIRASATUALIZACcedillaAtildeO MONETAacuteRIA - TAXA SELIC 41,31C3-1-1-5-1-01=OUTRAS RECEITAS FINANCEIRAS *********41,31C=OUTRAS RECEITAS FINANCEIRAS *********41,31C=RECEITAS FINANCEIRAS ******4.627,32CRES. PARTICIP. SOCIETARIASRES. AVALIACcedillaAtildeO P/ PAT. LIQUIDOEM CONTROLADAS CLARAIBA COMERCIAL S.A. 61.525.702,23C3-1-3-1-1-62FAIR VALUE 125.531.444,96C3-1-3-1-1-63=EM CONTROLADAS 187.057.147,19C=RES. AVALIACcedillaAtildeO P/ PAT. LIQUIDO 187.057.147,19C=RES. PARTICIP. SOCIETARIAS 187.057.147,19C=T o t a l - RECEITAS OPERACIONAIS 187.061.774,51C=T o t a l - RECEITAS 187.061.774,51CDESPESASDESPESAS OPERACIONAISDESPESAS FINANCEIRASENCARGOS FINANCEIROSENCARGOS FINANCEIROSTARIFAS BANCAacuteRIAS 12,00D4-1-1-1-1-05=ENCARGOS FINANCEIROS *********12,00D=ENCARGOS FINANCEIROS *********12,00D=DESPESAS FINANCEIRAS *********12,00D

CNPJ: 42.566.097/0001-44Diário :0Folha: 6APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPPARKIA ES PARTICIPACOES S.A(00044)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício AtualDESPESAS ADMINISTRATIVASSERVICcedillaOS PROFISSIONAIS SERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 53.007,11D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 3.600,00D4-1-2-2-1-07ASSESSORIA E CONSULTORIA 15.014,58D4-1-2-2-1-09=SERVICcedillaOS ADMINISTRATIVOS *****71.621,69D=SERVICcedillaOS PROFISSIONAIS *****71.621,69DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 194,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 2.765,26D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS ******2.959,26DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 38.800,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****38.800,00D=OUTRAS DESP. ADMINISTRATIVAS *****41.759,26DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES TAXA FED., EST. E MUNICIPAIS 3.018,70D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 30,07D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 185,09D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ******3.233,86D=DESPESAS TRIBUTAacuteRIAS ******3.233,86D=DESPESAS ADMINISTRATIVAS ****116.614,81D=T o t a l - DESPESAS OPERACIONAIS ****116.626,81D=T o t a l - DESPESAS ****116.626,81DRESULTADO DO EXERCIacuteCIO ==================================================================================================== RECEITAS--------------> 187.061.774,51C DESPESAS + CUSTO--------------------> 116.626,81D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: *186.945.147,70====================================================================================================

A TTACHMEN T 2

Appraisal Report AP-00656/22-06 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA ES  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.  Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

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DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

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IFRS (International Financial Reporting Standards)

International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment

See Impairment losses

Impairment Losses (impairment)

Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach

Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost

Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset

Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)

Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property

Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value

Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability

Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity

Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach

Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple

Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt

Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets

Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets

Assets that are basic to the company's operations.

Operating Lease

That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

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P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

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APPRAISAL REPORT AP-00656/22-02 CLARAÍBA COMERCIAL S.A.

APPRAISAL REPORT:	AP-00656/22-02	VALUATION DATE:	June 30th, 2022

APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF CLARAÍBA COMERCIAL S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of CLARAÍBA COMERCIAL S.A., hereinafter denominated CLARAÍBA, based at Avenida Nossa Senhora da Penha, no. 1,255, room 502, Santa Lúcia, City of Vitória, State of Espírito Santo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 19.281.495/0001-00, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-02 1

Appraisal Report AP-00656/22-02 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of CLARAÍBA, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. The assets comprise the properties detailed in Attachment 2 of this Appraisal Report. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of CLARAÍBA is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 3 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of CLARAÍBA as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of CLARABA. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-02 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 830,149,310.61 (eight hundred and thirty million, one hundred and forty-nine thousand, three hundred and ten reais and sixty-one cents), as stated in the CLARABA's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12th, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:8 8668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:886681 93791 Dados: 2022.08.12 12:22:06 -03'00'

Appraisal Report AP-00656/22-02 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. PROPERTIES TO BE INCORPORATED 3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY CLARAÍBA 4. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

A TTACHMEN T 2

APPRASIAL REPORT AP-00656/22-02 ATTACHMENT 2 - PROPERTIES TO BE INCORPORATED

Property name	Document type	Current rec.	District	County	State	Total area (ha)	Claraiba area (ha)	Claraiba percentage	Amount per registration or fraction
Bloco 01 AR e outros	Matrícula	20127	Aracruz	Aracruz	ES	8039.203	2915.730	36%	R$ 69,946,298.61
Bloco 02 AR	Matrícula	21206	Aracruz	Aracruz	ES	3442.213	2533.453	74%	R$ 60,775,746.40
Fazenda Gemada	Matrícula	8026	Montanha	Montanha	ES	1251.578	1251.578	100%	R$ 24,266,589.68
Bloco 02 FRD	Matrícula	52312	Linhares	Linhares	ES	1166.056	1166.056	100%	R$ 22,685,275.48
Corrego Limoeira	Matrícula	2974	Mucurici	Mucurici	ES	1136.803	1136.803	100%	R$ 22,041,227.83
Bloco 02 AR	Matrícula	21207	Aracruz	Aracruz	ES	1857.527	782.344	42%	R$ 18,767,873.93
Bloco SM CB	Matrícula	51489	São Mateus	São Mateus	ES	1183.744	1183.744	100%	R$ 18,667,982.88
Bloco 11 AR I	Matrícula	20614	Aracruz	Aracruz	ES	776.145	776.145	100%	R$ 18,619,178.70
BLOCO 10 FRD	Matrícula	51301	São Mateus	São Mateus	ES	1589.887	1070.070	67%	R$ 16,875,311.25
Bloco 28 BSC PIN	Matrícula	6416	Pinheiros	Pinheiros	ES	816.086	816.086	100%	R$ 15,822,913.55
Fazenda Rio Itaunas	Matrícula	7693	Montanha	Montanha	ES	751.220	751.220	100%	R$ 14,565,253.93
BLOCO 10 FRD	Matrícula	9072	São Mateus	São Mateus	ES	840.947	840.947	100%	R$ 13,261,967.84
Fazenda Nossa Senhora da Saúde	Matrícula	23563	Linhares	Linhares	ES	634.220	634.220	100%	R$ 12,338,560.88
Bloco SM CB	Matrícula	2279	Conceição da Barra	Conceição da Barra	ES	5668.736	751.403	13%	R$ 11,849,841.13
Fazenda Arariboia e Outros	Matrícula	12988	São Gabriel da Palha	Vila Valério	ES	755.594	755.594	100%	R$ 11,692,896.91
Bloco 20 FRD	Matrícula	9487	Jaguaré	Jaguaré	ES	729.384	729.384	100%	R$ 11,502,595.18
Córrego da Samambaia	Matrícula	3572	Pinheiros	Pinheiros	ES	575.864	575.864	100%	R$ 11,165,299.85
Corrego Dourado e Outros I e II	Matrícula	47900	Linhares	Linhares	ES	520.645	520.645	100%	R$ 10,128,998.98
Bloco 05 FRD	Matrícula	52519	Linhares	Sooretama	ES	496.498	496.498	100%	R$ 9,659,226.30
Bloco 06 FRD	Matrícula	16796	Linhares	Sooretama	ES	482.612	482.612	100%	R$ 9,389,072.47
BLOCO 10 FRD	Matrícula	8814	Jaguaré	Jaguaré	ES	572.027	572.027	100%	R$ 9,021,034.82
Chapadão do Rio Quartel	Matrícula	47897	Linhares	Linhares	ES	422.090	422.090	100%	R$ 8,211,629.18
Bloco 14 CB	Matrícula	7499	Conceição da Barra	Conceição da Barra	ES	477.617	477.617	100%	R$ 7,532,150.96
Bloco 02 PIN	Matrícula	2021	Pinheiros	Pinheiros	ES	384.356	384.356	100%	R$ 7,452,187.74
Guaitiseiro e Outros	Matrícula	47898	Linhares	Sooretama	ES	379.264	379.264	100%	R$ 7,378,458.24
Bloco 12 AR	Matrícula	20497	Aracruz	Aracruz	ES	304.440	304.440	100%	R$ 7,303,292.89
Bloco C1 BSC SM e Bloco 6 SM	Matrícula	7487	Conceição da Barra	Conceição da Barra	ES	452.605	452.605	100%	R$ 7,137,714.00
Bloco 16 AR	Matrícula	20615	Aracruz	Aracruz	ES	282.584	282.584	100%	R$ 6,778,999.71
Bloco 01 FRD	Matrícula	51838	Linhares	Linhares	ES	339.799	339.799	100%	R$ 6,610,682.33
Bloco SMCB 17 e 54	Matrícula	7488	Conceição da Barra	Conceição da Barra	ES	406.888	406.888	100%	R$ 6,416,745.36
Bloco 02 AR	Matrícula	21205	Aracruz	Aracruz	ES	256.662	256.662	100%	R$ 6,157,134.89
Bloco 17 SM I e II	Matrícula	51431	São Mateus	São Mateus	ES	385.401	385.401	100%	R$ 6,077,889.20
Bloco 18 SM	Matrícula	49396	São Mateus	São Mateus	ES	370.211	370.211	100%	R$ 5,838,333.80
Corrego da Fruta I, II e III	Matrícula	12859	São Gabriel da Palha	Vila Valério	ES	372.762	372.762	100%	R$ 5,768,526.62
Fazenda Nossa Senhora Aparecida	Matrícula	8648	Jaguaré	Jaguaré	ES	364.811	364.811	100%	R$ 5,753,171.10
BLOCO 10 FRD	Matrícula	50011	São Mateus	São Mateus	ES	363.385	363.385	100%	R$ 5,730,685.82
Bloco 05 FRD	Matrícula	52516	Linhares	Sooretama	ES	293.832	293.832	100%	R$ 5,716,404.17
Bloco 16 AR	Matrícula	20670	Aracruz	Aracruz	ES	220.923	220.923	100%	R$ 5,299,788.77
Corrego da Fruta I, II e III	Matrícula	8237	São Gabriel da Palha	Vila Valério	ES	329.324	329.324	100%	R$ 5,096,326.36
Fazenda Nossa Senhora da Saúde	Matrícula	25435	Linhares	Linhares	ES	242.164	242.164	100%	R$ 4,711,228.37
Corrego das Sete Quedas e Outros	Matrícula	12968	São Gabriel da Palha	Vila Valério	ES	303.900	303.900	100%	R$ 4,702,885.52
Fazenda Rio Itaunas	Matrícula	7691	Montanha	Montanha	ES	241.295	241.295	100%	R$ 4,678,417.87
Rio Preto I, II e III	Matrícula	51221	São Mateus	São Mateus	ES	289.373	289.373	100%	R$ 4,563,501.63
Fazenda Sao Jorge e Tiradentes	Matrícula	4704	Rio Bananal	Rio Bananal	ES	167.186	167.186	100%	R$ 4,497,479.96
Bloco 18 SM	Matrícula	49397	São Mateus	São Mateus	ES	282.683	282.683	100%	R$ 4,457,988.95
Bloco SM CB	Matrícula	51491	São Mateus	São Mateus	ES	272.042	272.042	100%	R$ 4,290,182.05
Bloco 04 FRD	Matrícula	52523	Linhares	Sooretama	ES	201.989	201.989	100%	R$ 3,929,639.62
BLOCO 10 FRD	Matrícula	49982	São Mateus	São Mateus	ES	231.140	231.140	100%	R$ 3,645,148.92
BLOCO 10 FRD	Matrícula	51364	São Mateus	São Mateus	ES	231.075	231.075	100%	R$ 3,644,122.27
BLOCO 10 FRD	Matrícula	8815	Jaguaré	Jaguaré	ES	227.002	227.002	100%	R$ 3,579,882.01
Corrego da Fruta I, II e III	Matrícula	12858	São Gabriel da Palha	Vila Valério	ES	229.158	229.158	100%	R$ 3,546,246.12
Bloco 06 FRD	Matrícula	16815	Linhares	Sooretama	ES	182.049	182.049	100%	R$ 3,541,708.98
BLOCO 10 FRD	Matrícula	8738	Jaguaré	Jaguaré	ES	216.992	216.992	100%	R$ 3,422,018.28
Bloco C1 BSC SM e Bloco 6 SM	Matrícula	51196	São Mateus	São Mateus	ES	216.720	216.720	100%	R$ 3,417,739.80
Bloco SM CB	Matrícula	51490	São Mateus	São Mateus	ES	216.446	216.446	100%	R$ 3,413,415.59
Fazenda Rio Itaunas	Matrícula	7690	Montanha	Montanha	ES	165.273	165.273	100%	R$ 3,204,433.65
BLOCO 10 FRD	Matrícula	51178	São Mateus	São Mateus	ES	201.809	201.809	100%	R$ 3,182,582.74
BLOCO 10 FRD	Matrícula	51209	São Mateus	São Mateus	ES	201.591	201.591	100%	R$ 3,179,151.13
BLOCO 10 FRD	Matrícula	50518	São Mateus	São Mateus	ES	200.322	200.322	100%	R$ 3,159,127.59
Fazenda Nossa Senhora da Saúde	Matrícula	25436	Linhares	Linhares	ES	161.886	161.886	100%	R$ 3,149,443.83
Bloco 05 SM	Matrícula	51467	São Mateus	São Mateus	ES	198.167	198.167	100%	R$ 3,125,144.20
Bloco 06 FRD	Matrícula	22358	Linhares	Sooretama	ES	160.000	160.000	100%	R$ 3,112,752.26
Bloco 07 CB	Matrícula	7480	Conceição da Barra	Conceição da Barra	ES	196.327	196.327	100%	R$ 3,096,136.33
Bloco 08 SM	Matrícula	48090	São Mateus	São Mateus	ES	190.797	190.797	100%	R$ 3,008,918.76
Bloco 20 FRD	Matrícula	51408	São Mateus	São Mateus	ES	174.496	174.496	100%	R$ 2,751,858.35
Bloco SM CB	Matrícula	51480	São Mateus	São Mateus	ES	173.613	173.613	100%	R$ 2,737,926.88
BLOCO 10 FRD	Matrícula	49955	São Mateus	São Mateus	ES	171.401	171.401	100%	R$ 2,703,038.27
BLOCO 10 FRD	Matrícula	49874	São Mateus	São Mateus	ES	164.421	164.421	100%	R$ 2,592,960.09
Bloco 06 FRD	Matrícula	16812	Linhares	Sooretama	ES	130.650	130.650	100%	R$ 2,541,756.77
Bloco 20 FRD	Matrícula	8727	Jaguaré	Jaguaré	ES	156.124	156.124	100%	R$ 2,462,123.48
Bloco 05 FRD	Matrícula	52517	Linhares	Sooretama	ES	124.050	124.050	100%	R$ 2,413,363.52
Fazenda São João	Matrícula	8064	Aracruz	Aracruz	ES	99.432	99.432	100%	R$ 2,385,303.29
Bloco 06 FRD	Matrícula	16805	Linhares	Sooretama	ES	118.590	118.590	100%	R$ 2,307,133.07
BLOCO 10 FRD	Matrícula	49807	São Mateus	São Mateus	ES	144.888	144.888	100%	R$ 2,284,919.07
BLOCO 10 FRD	Matrícula	50220	São Mateus	São Mateus	ES	142.334	142.334	100%	R$ 2,244,651.22
Corrego da Minhoca	Matrícula	8375	Jaguaré	Jaguaré	ES	141.764	141.764	100%	R$ 2,235,657.42
BLOCO 10 FRD	Matrícula	49497	São Mateus	São Mateus	ES	141.707	141.707	100%	R$ 2,234,763.25
Bloco 07 CB	Matrícula	7481	Conceição da Barra	Conceição da Barra	ES	137.003	137.003	100%	R$ 2,160,579.81
Córrego Paraisopolis I e II	Matrícula	11579	São Gabriel da Palha	Vila Valério	ES	139.147	139.147	100%	R$ 2,153,317.20
BLOCO 10 FRD	Matrícula	49869	São Mateus	São Mateus	ES	133.918	133.918	100%	R$ 2,111,931.63
BLOCO 10 FRD	Matrícula	50844	São Mateus	São Mateus	ES	133.608	133.608	100%	R$ 2,107,038.11

APSIS CONSULTORIA E AVALIAÇÕES LTDA. 1/4

APPRASIAL REPORT AP-00656/22-02 ATTACHMENT 2 - PROPERTIES TO BE INCORPORATED

Property name	Document type	Current rec.	District	County	State	Total area (ha)	Claraiba area (ha)	Claraiba percentage	Amount per registration or fraction
BLOCO 10 FRD	Matrícula	1510	São Mateus	São Mateus	ES	128.459	128.459	100%	R$ 2,025,835.33
Bloco 03 FRD	Matrícula	51841	Linhares	Linhares	ES	103.339	103.339	100%	R$ 2,010,427.47
Rio Preto I, II e III	Matrícula	51336	São Mateus	São Mateus	ES	126.199	126.199	100%	R$ 1,990,186.59
BLOCO 10 FRD	Matrícula	51243	São Mateus	São Mateus	ES	123.888	123.888	100%	R$ 1,953,755.65
BLOCO 10 FRD	Matrícula	51208	São Mateus	São Mateus	ES	123.053	123.053	100%	R$ 1,940,587.46
BLOCO 10 FRD	Matrícula	50851	São Mateus	São Mateus	ES	122.097	122.097	100%	R$ 1,925,498.45
BLOCO 10 FRD	Matrícula	51203	São Mateus	São Mateus	ES	121.335	121.335	100%	R$ 1,913,484.65
Fazenda Rio Itaunas	Matrícula	7692	Montanha	Montanha	ES	98.135	98.135	100%	R$ 1,902,716.88
Bloco 06 FRD	Matrícula	16804	Linhares	Sooretama	ES	97.200	97.200	100%	R$ 1,890,997.00
BLOCO 10 FRD	Matrícula	51312	São Mateus	São Mateus	ES	119.718	119.718	100%	R$ 1,887,988.82
Bloco 03 FRD	Matrícula	51839	Linhares	Linhares	ES	96.239	96.239	100%	R$ 1,872,293.25
BLOCO 10 FRD	Matrícula	9424	Jaguaré	Jaguaré	ES	115.033	115.033	100%	R$ 1,814,101.87
Bloco 22 SM	Matrícula	48993	São Mateus	São Mateus	ES	111.263	111.263	100%	R$ 1,754,651.04
Fazenda Nossa Senhora da Saúde	Matrícula	29244	Linhares	Linhares	ES	90.000	90.000	100%	R$ 1,750,923.15
BLOCO 10 FRD	Matrícula	50029	São Mateus	São Mateus	ES	110.667	110.667	100%	R$ 1,745,255.11
Bloco 07 FRD	Matrícula	8185	Jaguaré	Jaguaré	ES	109.415	109.415	100%	R$ 1,725,505.98
BLOCO 10 FRD	Matrícula	50473	São Mateus	São Mateus	ES	105.721	105.721	100%	R$ 1,667,253.69
BLOCO 10 FRD	Matrícula	8720	Jaguaré	Jaguaré	ES	104.473	104.473	100%	R$ 1,647,567.64
Bloco SM CB	Matrícula	7477	Conceição da Barra	Conceição da Barra	ES	99.884	99.884	100%	R$ 1,575,196.21
BLOCO 10 FRD	Matrícula	50017	São Mateus	São Mateus	ES	99.614	99.614	100%	R$ 1,570,936.66
Fazenda Nossa Senhora da Saúde	Inscrição	4209	Aracruz	Linhares	ES	80.476	80.476	100%	R$ 1,565,636.57
Corrego Dourado e Outros I e II	Registro	4796	Linhares	Linhares	ES	78.265	78.265	100%	R$ 1,522,622.22
BLOCO 10 FRD	Matrícula	50023	São Mateus	São Mateus	ES	96.320	96.320	100%	R$ 1,518,990.91
BLOCO 10 FRD	Matrícula	9432	Jaguaré	Jaguaré	ES	95.059	95.059	100%	R$ 1,499,110.89
Fazenda Araribóia e Outros	Matrícula	12987	São Gabriel da Palha	Vila Valério	ES	96.321	96.321	100%	R$ 1,490,576.88
Bloco 20 FRD	Matrícula	50460	São Mateus	São Mateus	ES	93.046	93.046	100%	R$ 1,467,365.30
BLOCO 10 FRD	Matrícula	49777	São Mateus	São Mateus	ES	92.096	92.096	100%	R$ 1,452,386.68
Fazenda Nossa Senhora da Saúde	Matrícula	29265	Linhares	Linhares	ES	74.200	74.200	100%	R$ 1,443,538.86
Fazenda Nossa Senhora da Saúde	Matrícula	29266	Linhares	Linhares	ES	74.040	74.040	100%	R$ 1,440,426.11
Bloco 20 FRD	Matrícula	8722	Jaguaré	Jaguaré	ES	89.647	89.647	100%	R$ 1,413,762.09
BLOCO 10 FRD	Matrícula	6237	São Mateus	São Mateus	ES	88.763	88.763	100%	R$ 1,399,818.00
Bloco 10 FRD	Matrícula	6669	São Mateus	São Mateus	ES	87.000	87.000	100%	R$ 1,372,014.99
Bloco 20 FRD	Matrícula	50388	São Mateus	São Mateus	ES	86.424	86.424	100%	R$ 1,362,931.30
BLOCO 10 FRD	Matrícula	50211	São Mateus	São Mateus	ES	84.900	84.900	100%	R$ 1,338,889.50
Bloco 07 AR	Matrícula	20612	Aracruz	Aracruz	ES	54.167	54.167	100%	R$ 1,299,425.59
Corrego das Sete Quedas e Outros	Matrícula	12967	São Gabriel da Palha	Vila Valério	ES	82.914	82.914	100%	R$ 1,283,108.22
BLOCO 10 FRD	Matrícula	51300	São Mateus	São Mateus	ES	426.101	80.700	19%	R$ 1,272,662.18
BLOCO 10 FRD	Matrícula	51040	São Mateus	São Mateus	ES	76.746	76.746	100%	R$ 1,210,301.73
BLOCO 10 FRD	Matrícula	50025	São Mateus	São Mateus	ES	76.385	76.385	100%	R$ 1,204,618.12
FAZENDA ALEGRE	Matrícula	12264	São Gabriel da Palha	Vila Valério	ES	77.403	77.403	100%	R$ 1,197,820.23
Bloco 06 FRD	Matrícula	16824	Linhares	Sooretama	ES	60.400	60.400	100%	R$ 1,175,063.98
Bloco 20 FRD	Matrícula	8785	Jaguaré	Jaguaré	ES	74.107	74.107	100%	R$ 1,168,682.37
Bloco 06 FRD	Matrícula	16822	Linhares	Sooretama	ES	59.357	59.357	100%	R$ 1,154,772.73
Bloco 20 FRD	Matrícula	50280	São Mateus	São Mateus	ES	73.133	73.133	100%	R$ 1,153,334.72
Bloco 20 FRD	Matrícula	50196	São Mateus	São Mateus	ES	72.601	72.601	100%	R$ 1,144,930.74
BLOCO 10 FRD	Matrícula	8769	Jaguaré	Jaguaré	ES	71.752	71.752	100%	R$ 1,131,551.23
BLOCO 10 FRD	Matrícula	49959	São Mateus	São Mateus	ES	69.757	69.757	100%	R$ 1,100,081.62
BLOCO 10 FRD	Matrícula	9490	Jaguaré	Jaguaré	ES	68.746	68.746	100%	R$ 1,084,137.86
Corrego Bom Futuro	Matrícula	12266	São Gabriel da Palha	Vila Valério	ES	69.995	69.995	100%	R$ 1,083,179.04
BLOCO 10 FRD	Matrícula	6227	São Mateus	São Mateus	ES	68.600	68.600	100%	R$ 1,081,841.70
BLOCO 10 FRD	Matrícula	9395	Jaguaré	Jaguaré	ES	68.560	68.560	100%	R$ 1,081,214.05
Corrego Luacy I, II e III	Matrícula	13473	São Gabriel da Palha	Vila Valério	ES	67.376	67.376	100%	R$ 1,042,654.36
BLOCO 10 FRD	Matrícula	49810	São Mateus	São Mateus	ES	65.783	65.783	100%	R$ 1,037,410.50
BLOCO 10 FRD	Matrícula	9404	Jaguaré	Jaguaré	ES	65.017	65.017	100%	R$ 1,025,339.92
BLOCO 10 FRD	Matrícula	49895	São Mateus	São Mateus	ES	64.900	64.900	100%	R$ 1,023,491.64
Bloco SMCB 17 e 54	Matrícula	7510	Conceição da Barra	Conceição da Barra	ES	63.808	63.808	100%	R$ 1,006,273.64
BLOCO 10 FRD	Matrícula	51207	São Mateus	São Mateus	ES	63.049	63.049	100%	R$ 994,305.57
Bloco 20 FRD	Matrícula	50390	São Mateus	São Mateus	ES	62.925	62.925	100%	R$ 992,345.32
BLOCO 10 FRD	Matrícula	50222	São Mateus	São Mateus	ES	62.584	62.584	100%	R$ 986,962.92
BLOCO 10 FRD	Matrícula	50015	São Mateus	São Mateus	ES	61.979	61.979	100%	R$ 977,423.48
BLOCO 10 FRD	Matrícula	50028	São Mateus	São Mateus	ES	61.968	61.968	100%	R$ 977,254.74
BLOCO 10 FRD	Matrícula	6101	São Mateus	Jaguaré	ES	61.800	61.800	100%	R$ 974,603.75
Bloco 20 FRD	Matrícula	50198	São Mateus	São Mateus	ES	61.666	61.666	100%	R$ 972,482.65
BLOCO 10 FRD	Matrícula	6226	São Mateus	São Mateus	ES	61.600	61.600	100%	R$ 971,449.69
Corrego da Fruta I, II e III	Matrícula	12703	São Gabriel da Palha	Vila Valério	ES	62.624	62.624	100%	R$ 969,113.52
BLOCO 10 FRD	Matrícula	49964	São Mateus	São Mateus	ES	60.090	60.090	100%	R$ 947,630.25
Bloco SM CB	Matrícula	486	Conceição da Barra	Conceição da Barra	ES	12645.000	60.062	0%	R$ 947,187.11
BLOCO 10 FRD	Matrícula	8789	Jaguaré	Jaguaré	ES	59.986	59.986	100%	R$ 946,002.76
Bloco 10 FRD	Matrícula	2569	São Mateus	São Mateus	ES	59.600	59.600	100%	R$ 939,909.12
BLOCO 10 FRD	Matrícula	49957	São Mateus	São Mateus	ES	59.412	59.412	100%	R$ 936,936.42
BLOCO 10 FRD	Matrícula	8794	Jaguaré	Jaguaré	ES	59.021	59.021	100%	R$ 930,779.70
BLOCO 10 FRD	Matrícula	8791	Jaguaré	Jaguaré	ES	58.825	58.825	100%	R$ 927,679.26
BLOCO 10 FRD	Matrícula	49961	São Mateus	São Mateus	ES	58.222	58.222	100%	R$ 918,180.82
BLOCO 10 FRD	Matrícula	8741	Jaguaré	Jaguaré	ES	58.085	58.085	100%	R$ 916,023.44
BLOCO 10 FRD	Matrícula	51228	São Mateus	São Mateus	ES	57.818	57.818	100%	R$ 911,809.62
BLOCO 10 FRD	Matrícula	9399	Jaguaré	Jaguaré	ES	57.383	57.383	100%	R$ 904,949.55
BLOCO 10 FRD	Matrícula	51439	São Mateus	São Mateus	ES	56.757	56.757	100%	R$ 895,066.31
BLOCO 10 FRD	Matrícula	51405	São Mateus	São Mateus	ES	56.320	56.320	100%	R$ 888,176.27
BLOCO 10 FRD	Matrícula	50027	São Mateus	São Mateus	ES	56.217	56.217	100%	R$ 886,553.51
BLOCO 10 FRD	Matrícula	49871	São Mateus	São Mateus	ES	54.337	54.337	100%	R$ 856,902.21
Bloco 06 FRD	Matrícula	22357	Linhares	Sooretama	ES	43.800	43.800	100%	R$ 852,115.93

APSIS CONSULTORIA E AVALIAÇÕES LTDA. 2/4

APPRASIAL REPORT AP-00656/22-02 ATTACHMENT 2 - PROPERTIES TO BE INCORPORATED

Property name	Document type	Current rec.	District	County	State	Total area (ha)	Claraiba area (ha)	Claraiba percentage	Amount per registration or fraction
Bloco 01 AR e outros	Matrícula	20164	Aracruz	Aracruz	ES	1125.744	35.360	3%	R$ 848,261.37
BLOCO 02 AR	Matrícula	20613	Aracruz	Aracruz	ES	35.066	35.066	100%	R$ 841,198.92
BLOCO 10 FRD	Matrícula	9397	Jaguaré	Jaguaré	ES	52.703	52.703	100%	R$ 831,135.14
BLOCO 10 FRD	Matrícula	49805	São Mateus	São Mateus	ES	51.989	51.989	100%	R$ 819,873.58
BLOCO 10 FRD	Matrícula	8706	Jaguaré	Jaguaré	ES	51.809	51.809	100%	R$ 817,044.39
BLOCO 10 FRD	Matrícula	50013	São Mateus	São Mateus	ES	50.805	50.805	100%	R$ 801,207.87
BLOCO 10 FRD	Matrícula	8742	Jaguaré	Jaguaré	ES	50.695	50.695	100%	R$ 799,476.29
BLOCO 10 FRD	Matrícula	49491	São Mateus	São Mateus	ES	50.516	50.516	100%	R$ 796,658.14
BLOCO 10 FRD	Matrícula	51213	São Mateus	São Mateus	ES	50.091	50.091	100%	R$ 789,954.19
BLOCO 10 FRD	Matrícula	8809	Jaguaré	Jaguaré	ES	49.909	49.909	100%	R$ 787,079.26
Fazenda Nossa Senhora da Saúde	Matrícula	24509	Linhares	Linhares	ES	40.200	40.200	100%	R$ 782,079.01
BLOCO 10 FRD	Matrícula	50218	São Mateus	São Mateus	ES	49.381	49.381	100%	R$ 778,755.71
Bloco 10 FRD	Matrícula	6504	São Mateus	São Mateus	ES	49.000	49.000	100%	R$ 772,744.07
Rio Preto I, II e III	Matrícula	8757	Jaguaré	Jaguaré	ES	48.634	48.634	100%	R$ 766,976.88
BLOCO 10 FRD	Matrícula	9406	Jaguaré	Jaguaré	ES	47.623	47.623	100%	R$ 751,031.54
BLOCO 10 FRD	Matrícula	51020	São Mateus	São Mateus	ES	46.900	46.900	100%	R$ 739,626.47
Bloco SMCB 17 e 54	Matrícula	7504	Conceição da Barra	Conceição da Barra	ES	46.853	46.853	100%	R$ 738,886.84
BLOCO 10 FRD	Matrícula	50021	São Mateus	São Mateus	ES	46.263	46.263	100%	R$ 729,579.22
BLOCO 10 FRD	Matrícula	50014	São Mateus	São Mateus	ES	45.190	45.190	100%	R$ 712,665.59
BLOCO 10 FRD	Matrícula	50614	São Mateus	São Mateus	ES	44.027	44.027	100%	R$ 694,310.55
BLOCO 10 FRD	Matrícula	50213	São Mateus	São Mateus	ES	43.941	43.941	100%	R$ 692,963.77
Corrego da Minhoca	Matrícula	1628	Jaguaré	São Mateus	ES	43.413	43.413	100%	R$ 684,627.59
BLOCO 10 FRD	Matrícula	8763	Jaguaré	Jaguaré	ES	43.176	43.176	100%	R$ 680,896.34
Córrego do Itaúnas e Limoeiro	Matrícula	3050	Mucurici	Montanha	ES	34.692	34.692	100%	R$ 672,641.69
Bloco 02 FRD		POSSE	Linhares	Linhares	ES	34.478	34.478	100%	R$ 670,759.20
Bloco 20 FRD	Matrícula	51407	São Mateus	São Mateus	ES	42.250	42.250	100%	R$ 666,299.37
Fazenda Nossa Senhora da Saúde	Matrícula	24510	Linhares	Linhares	ES	34.046	34.046	100%	R$ 662,354.77
Bloco 20 FRD	Matrícula	50063	São Mateus	São Mateus	ES	41.910	41.910	100%	R$ 660,924.85
BLOCO 10 FRD	Matrícula	49797	São Mateus	São Mateus	ES	41.445	41.445	100%	R$ 653,605.86
BLOCO 10 FRD	Matrícula	49505	São Mateus	São Mateus	ES	41.030	41.030	100%	R$ 647,054.88
BLOCO 10 FRD	Matrícula	49796	São Mateus	São Mateus	ES	40.524	40.524	100%	R$ 639,078.27
BLOCO 10 FRD	Matrícula	6425	São Mateus	São Mateus	ES	40.500	40.500	100%	R$ 638,696.63
BLOCO 10 FRD	Matrícula	50276	São Mateus	São Mateus	ES	40.181	40.181	100%	R$ 633,662.76
BLOCO 10 FRD	Matrícula	8719	Jaguaré	Jaguaré	ES	40.033	40.033	100%	R$ 631,328.75
Bloco 20 FRD	Matrícula	51334	São Mateus	São Mateus	ES	39.417	39.417	100%	R$ 621,611.10
BLOCO 10 FRD	Matrícula	51201	São Mateus	São Mateus	ES	38.342	38.342	100%	R$ 604,659.62
BLOCO 10 FRD	Matrícula	8733	Jaguaré	Jaguaré	ES	38.246	38.246	100%	R$ 603,150.41
Corrego Luacy I, II e III	Matrícula	13474	São Gabriel da Palha	Vila Valério	ES	38.498	38.498	100%	R$ 595,759.38
Bloco 20 FRD	Matrícula	50212	São Mateus	São Mateus	ES	37.644	37.644	100%	R$ 593,655.12
BLOCO 10 FRD	Matrícula	8813	Jaguaré	Jaguaré	ES	37.358	37.358	100%	R$ 589,149.54
Bloco 20 FRD	Matrícula	51406	São Mateus	São Mateus	ES	37.124	37.124	100%	R$ 585,454.57
BLOCO 10 FRD	Matrícula	49997	São Mateus	São Mateus	ES	37.062	37.062	100%	R$ 584,475.23
Corrego da Areia	Matrícula	8255	Jaguaré	Jaguaré	ES	36.965	36.965	100%	R$ 582,940.78
Corrego da Areia	Matrícula	8256	Jaguaré	Jaguaré	ES	36.822	36.822	100%	R$ 580,693.52
Bloco 20 FRD	Matrícula	9425	Jaguaré	Jaguaré	ES	36.775	36.775	100%	R$ 579,946.00
Bloco 20 FRD	Matrícula	9453	Jaguaré	Jaguaré	ES	36.291	36.291	100%	R$ 572,316.34
BLOCO 10 FRD	Matrícula	50469	São Mateus	São Mateus	ES	35.620	35.620	100%	R$ 561,732.90
BLOCO 10 FRD	Matrícula	9430	Jaguaré	Jaguaré	ES	35.578	35.578	100%	R$ 561,072.12
Corrego da Fruta I, II e III	Matrícula	12860	São Gabriel da Palha	Vila Valério	ES	36.014	36.014	100%	R$ 557,314.56
Bloco 20 FRD	Matrícula	51214	São Mateus	São Mateus	ES	35.309	35.309	100%	R$ 556,836.23
BLOCO 10 FRD	Matrícula	49960	São Mateus	São Mateus	ES	34.820	34.820	100%	R$ 549,118.25
Bloco SM CB	Matrícula	7476	Conceição da Barra	Conceição da Barra	ES	34.760	34.760	100%	R$ 548,178.34
Corrego Bom Futuro	Matrícula	12268	São Gabriel da Palha	Vila Valério	ES	35.173	35.173	100%	R$ 544,301.53
BLOCO 10 FRD	Matrícula	49954	São Mateus	São Mateus	ES	33.995	33.995	100%	R$ 536,115.65
Bloco 20 FRD	Matrícula	51215	São Mateus	São Mateus	ES	33.502	33.502	100%	R$ 528,340.89
Bloco 20 FRD	Matrícula	9426	Jaguaré	Jaguaré	ES	33.294	33.294	100%	R$ 525,055.94
BLOCO 10 FRD	Matrícula	51448	São Mateus	São Mateus	ES	33.087	33.087	100%	R$ 521,796.22
BLOCO 10 FRD	Matrícula	49886	São Mateus	São Mateus	ES	31.954	31.954	100%	R$ 503,922.18
BLOCO 10 FRD	Matrícula	49801	São Mateus	São Mateus	ES	31.581	31.581	100%	R$ 498,044.59
Bloco SM CB	Matrícula	700	São Mateus	Conceição da Barra	ES	112.838	31.324	28%	R$ 493,985.32
BLOCO 10 FRD	Matrícula	49512	São Mateus	São Mateus	ES	31.132	31.132	100%	R$ 490,957.43
BLOCO 10 FRD	Matrícula	49958	São Mateus	São Mateus	ES	31.077	31.077	100%	R$ 490,086.91
BLOCO 10 FRD	Matrícula	49500	São Mateus	São Mateus	ES	31.071	31.071	100%	R$ 490,001.75
BLOCO 10 FRD	Matrícula	49502	São Mateus	São Mateus	ES	31.024	31.024	100%	R$ 489,249.51
BLOCO 10 FRD	Matrícula	49998	São Mateus	São Mateus	ES	30.890	30.890	100%	R$ 487,144.17
Bloco 10 FRD	Matrícula	6218	São Mateus	São Mateus	ES	30.000	30.000	100%	R$ 473,108.62
Fazenda Nossa Senhora da Saúde	Matrícula	17321	Linhares	Linhares	ES	24.296	24.296	100%	R$ 472,671.43
BLOCO 10 FRD	Matrícula	6431	São Mateus	São Mateus	ES	29.663	29.663	100%	R$ 467,794.03
Bloco 12 FRD	Matrícula	51404	São Mateus	São Mateus	ES	29.480	29.480	100%	R$ 464,914.38
Bloco 20 FRD	Matrícula	9422	Jaguaré	Jaguaré	ES	29.211	29.211	100%	R$ 460,670.59
BLOCO 10 FRD	Matrícula	50019	São Mateus	São Mateus	ES	29.191	29.191	100%	R$ 460,353.61
BLOCO 10 FRD	Matrícula	49996	São Mateus	São Mateus	ES	29.032	29.032	100%	R$ 457,847.71
BLOCO 10 FRD	Matrícula	49888	São Mateus	São Mateus	ES	28.803	28.803	100%	R$ 454,233.16
Corrego Luacy I, II e III	Matrícula	13472	São Gabriel da Palha	Vila Valério	ES	29.042	29.042	100%	R$ 449,434.44
BLOCO 10 FRD	Matrícula	49963	São Mateus	São Mateus	ES	27.789	27.789	100%	R$ 438,234.20
Bloco 03 AR	Matrícula	20503	Aracruz	Aracruz	ES	18.130	18.130	100%	R$ 434,913.87
Bloco 20 FRD	Matrícula	50384	São Mateus	São Mateus	ES	27.516	27.516	100%	R$ 433,932.07
Bloco 20 FRD	Matrícula	50024	São Mateus	São Mateus	ES	27.031	27.031	100%	R$ 426,283.48
Bloco 20 FRD	Matrícula	50379	São Mateus	São Mateus	ES	26.447	26.447	100%	R$ 417,070.48
BLOCO 10 FRD	Matrícula	49519	São Mateus	São Mateus	ES	26.263	26.263	100%	R$ 414,176.63
Corrego da Fruta IV	Matrícula	12757	São Gabriel da Palha	Vila Valério	ES	26.655	26.655	100%	R$ 412,486.06

APSIS CONSULTORIA E AVALIAÇÕES LTDA. 3/4

APPRASIAL REPORT AP-00656/22-02 ATTACHMENT 2 - PROPERTIES TO BE INCORPORATED

Property name	Document type	Current rec.	District	County	State	Total area (ha)	Claraiba area (ha)	Claraiba percentage	Amount per registration or fraction
Bloco 20 FRD	Matrícula	50026	São Mateus	São Mateus	ES	26.080	26.080	100%	R$ 411,281.21
BLOCO 10 FRD	Matrícula	8707	Jaguaré	Jaguaré	ES	26.000	26.000	100%	R$ 410,029.04
BLOCO 10 FRD	Matrícula	49873	São Mateus	São Mateus	ES	25.888	25.888	100%	R$ 408,254.89
Bloco 20 FRD	Matrícula	50022	São Mateus	São Mateus	ES	25.400	25.400	100%	R$ 400,570.03
Bloco 17 SM I e II	Matrícula	49414	São Mateus	São Mateus	ES	25.109	25.109	100%	R$ 395,971.41
Bloco 20 FRD	Matrícula	50018	São Mateus	São Mateus	ES	24.926	24.926	100%	R$ 393,096.49
Bloco 20 FRD	Matrícula	50279	São Mateus	São Mateus	ES	24.701	24.701	100%	R$ 389,540.29
Bloco 20 FRD	Matrícula	50020	São Mateus	São Mateus	ES	23.842	23.842	100%	R$ 375,996.76
Bloco 20 FRD	Matrícula	50294	São Mateus	São Mateus	ES	22.900	22.900	100%	R$ 361,138.00
BLOCO 10 FRD	Matrícula	8800	Jaguaré	Jaguaré	ES	22.095	22.095	100%	R$ 348,436.61
Bloco 03 FRD		POSSE	Linhares	Linhares	ES	17.620	17.620	100%	R$ 342,791.84
BLOCO 10 FRD	Matrícula	49952	São Mateus	São Mateus	ES	20.779	20.779	100%	R$ 327,693.95
Bloco 20 FRD	Matrícula	50016	São Mateus	São Mateus	ES	20.716	20.716	100%	R$ 326,690.96
BLOCO 10 FRD	Matrícula	49493	São Mateus	São Mateus	ES	19.676	19.676	100%	R$ 310,299.33
BLOCO 10 FRD	Matrícula	9454	Jaguaré	Jaguaré	ES	18.970	18.970	100%	R$ 299,162.35
BLOCO 10 FRD	Matrícula	50548	São Mateus	São Mateus	ES	18.926	18.926	100%	R$ 298,462.15
Bloco 20 FRD	Matrícula	50278	São Mateus	São Mateus	ES	18.341	18.341	100%	R$ 289,245.99
BLOCO 10 FRD	Matrícula	50221	São Mateus	São Mateus	ES	17.302	17.302	100%	R$ 272,862.24
Bloco 20 FRD	Matrícula	50046	São Mateus	São Mateus	ES	17.239	17.239	100%	R$ 271,856.10
BLOCO 10 FRD	Matrícula	49983	São Mateus	São Mateus	ES	16.998	16.998	100%	R$ 268,055.46
Rio Preto I, II e III	Matrícula	8756	Jaguaré	Jaguaré	ES	16.910	16.910	100%	R$ 266,670.83
BLOCO 10 FRD	Matrícula	8770	Jaguaré	Jaguaré	ES	16.788	16.788	100%	R$ 264,750.00
Lagoa de Baixo	Matrícula	20496	Aracruz	Aracruz	ES	10.947	10.947	100%	R$ 262,620.38
Bloco 20 FRD	Matrícula	8753	Jaguaré	Jaguaré	ES	15.310	15.310	100%	R$ 241,447.83
BLOCO 10 FRD	Matrícula	9400	Jaguaré	Jaguaré	ES	14.808	14.808	100%	R$ 233,520.11
BLOCO 10 FRD	Matrícula	49917	São Mateus	São Mateus	ES	14.802	14.802	100%	R$ 233,427.06
Bloco 01 FRD		POSSE	Linhares	Linhares	ES	11.300	11.300	100%	R$ 219,838.13
Rio Preto I, II e III	Registro	2216	São Mateus	São Mateus	ES	12.966	12.966	100%	R$ 204,477.54
BLOCO 10 FRD	Matrícula	49866	São Mateus	São Mateus	ES	12.843	12.843	100%	R$ 202,529.91
BLOCO 10 FRD	Matrícula	8790	Jaguaré	Jaguaré	ES	12.696	12.696	100%	R$ 200,225.87
Bloco 20 FRD	Matrícula	8740	Jaguaré	Jaguaré	ES	12.375	12.375	100%	R$ 195,160.46
BLOCO 10 FRD	Matrícula	9423	Jaguaré	Jaguaré	ES	12.260	12.260	100%	R$ 193,342.14
BLOCO 10 FRD	Matrícula	49875	São Mateus	São Mateus	ES	11.615	11.615	100%	R$ 183,175.04
BLOCO 10 FRD	Matrícula	9489	Jaguaré	Jaguaré	ES	11.488	11.488	100%	R$ 181,170.64
BLOCO 10 FRD	Matrícula	50464	São Mateus	São Mateus	ES	11.452	11.452	100%	R$ 180,601.33
BLOCO 10 FRD	Matrícula	49914	São Mateus	São Mateus	ES	10.792	10.792	100%	R$ 170,192.94
BLOCO 10 FRD	Matrícula	8708	Jaguaré	Jaguaré	ES	10.673	10.673	100%	R$ 168,319.43
Bloco 20 FRD	Matrícula	50321	São Mateus	São Mateus	ES	10.446	10.446	100%	R$ 164,734.84
Bloco 20 FRD	Matrícula	51105	São Mateus	São Mateus	ES	10.438	10.438	100%	R$ 164,610.26
BLOCO 10 FRD	Matrícula	49953	São Mateus	São Mateus	ES	10.044	10.044	100%	R$ 158,399.92
Fazenda Arariboia e Outros	Matrícula	12989	São Gabriel da Palha	Vila Valério	ES	10.170	10.170	100%	R$ 157,388.10
BLOCO 10 FRD	Matrícula	9394	Jaguaré	São Mateus	ES	9.536	9.536	100%	R$ 150,379.15
Bloco 20 FRD	Matrícula	6633	São Mateus	Jaguaré	ES	9.528	9.528	100%	R$ 150,259.30
BLOCO 10 FRD	Matrícula	50219	São Mateus	São Mateus	ES	9.340	9.340	100%	R$ 147,297.64
BLOCO 10 FRD	Matrícula	9398	Jaguaré	São Mateus	ES	9.068	9.068	100%	R$ 143,009.70
BLOCO 10 FRD	Matrícula	50519	São Mateus	São Mateus	ES	127.783	8.803	7%	R$ 138,822.68
Bloco 01 FRD		POSSE	Linhares	Linhares	ES	6.900	6.900	100%	R$ 134,237.44
Bloco 20 FRD	Matrícula	50468	São Mateus	São Mateus	ES	8.359	8.359	100%	R$ 131,820.68
Bloco 12 FRD	Matrícula	9536	Jaguaré	Jaguaré	ES	8.165	8.165	100%	R$ 128,770.70
Pastinho	Matrícula	20609	Aracruz	Aracruz	ES	5.144	5.144	100%	R$ 123,410.51
BLOCO 10 FRD	Matrícula	49913	São Mateus	São Mateus	ES	7.554	7.554	100%	R$ 119,133.48
BLOCO 10 FRD	Matrícula	6625	São Mateus	São Mateus	ES	7.260	7.260	100%	R$ 114,492.29
Bloco 01 FRD		POSSE	Linhares	Linhares	ES	5.800	5.800	100%	R$ 112,837.27
BLOCO 10 FRD	Matrícula	50275	São Mateus	São Mateus	ES	6.926	6.926	100%	R$ 109,223.43
Bloco SMCB 17 e 54	Matrícula	7503	São Mateus	Conceição da Barra	ES	6.862	6.862	100%	R$ 108,212.56
BLOCO 10 FRD	Matrícula	8788	Jaguaré	São Mateus	ES	6.190	6.190	100%	R$ 97,622.81
BLOCO 10 FRD	Matrícula	8799	Jaguaré	Jaguaré	ES	6.053	6.053	100%	R$ 95,459.13
Bloco 12 FRD	Matrícula	51403	São Mateus	São Mateus	ES	5.724	5.724	100%	R$ 90,273.86
BLOCO 10 FRD	Matrícula	8812	Jaguaré	Jaguaré	ES	5.578	5.578	100%	R$ 87,969.82
BLOCO 10 FRD	Matrícula	9427	Jaguaré	Jaguaré	ES	5.077	5.077	100%	R$ 80,062.59
Bloco C1 BSC SM e Bloco 6 SM	Matrícula	51195	São Mateus	São Mateus	ES	5.028	5.028	100%	R$ 79,299.31
BLOCO 10 FRD	Matrícula	49920	São Mateus	São Mateus	ES	4.817	4.817	100%	R$ 75,968.63
BLOCO 10 FRD	Matrícula	9401	Jaguaré	Jaguaré	ES	4.469	4.469	100%	R$ 70,480.57
BLOCO 10 FRD	Matrícula	51314	São Mateus	São Mateus	ES	4.290	4.290	100%	R$ 67,659.26
Bloco 12 FRD	Matrícula	9535	Jaguaré	Jaguaré	ES	4.057	4.057	100%	R$ 63,975.32
BLOCO 10 FRD	Matrícula	9396	Jaguaré	São Mateus	ES	3.655	3.655	100%	R$ 57,634.09
BLOCO 10 FRD	Matrícula	9431	Jaguaré	Jaguaré	ES	3.322	3.322	100%	R$ 52,388.89
Bloco 20 FRD	Matrícula	51335	São Mateus	São Mateus	ES	2.923	2.923	100%	R$ 46,090.24
BLOCO 10 FRD	Matrícula	9405	Jaguaré	São Mateus	ES	2.412	2.412	100%	R$ 38,044.24
Bloco SM CB	Matrícula	51218	São Mateus	São Mateus	ES	2.286	2.289	100%	R$ 36,091.88
Bloco SM CB	Matrícula	49478	São Mateus	São Mateus	ES	2.195	2.195	100%	R$ 34,615.78
BLOCO 10 FRD	Matrícula	8762	Jaguaré	Jaguaré	ES	2.016	2.016	100%	R$ 31,786.59
Bloco 12 FRD	Matrícula	9537	Jaguaré	Jaguaré	ES	1.885	1.885	100%	R$ 29,723.84
BLOCO 10 FRD	Matrícula	49919	São Mateus	São Mateus	ES	1.200	1.200	100%	R$ 18,924.34
Total						72102	45337		R$ 830,340,505.37

APSIS CONSULTORIA E AVALIAÇÕES LTDA. 4/4

A TTACHMEN T 3

Appraisal Report AP-00656/22-02 - Attachment 3 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY CLARABA  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost − plus income earned up to the closing dates of the years −, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, and are subject to an insignificant risk of change in value.  Property, plant and equipment Property, plant and equipment items are measured at the historical cost of acquisition/installation or construction, less accumulated depreciation, and accumulated impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that they will generate future economic benefits that can be measured reliably. The book value of replaced items or parts is written off, and all other repairs and maintenance are charged to income for the year when incurred. An item of property, plant and equipment is written off after disposal or when there are no future economic benefits from its continued use. Any gains or losses on the sale or disposal of the asset are determined by the difference between the amounts received on sale and the residual book value of the asset and are recognized in profit or loss. Depreciation is recognized using the straight-line method based on the estimated useful life of each asset so that the cost amount less the residual value of the item after its useful life is fully written off (except for land and construction in progress). Expected useful lives, residual values and depreciation methods are reviewed at least year-end, and the effect of any changes in estimates is accounted for prospectively.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 4

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

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DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

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IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

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P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

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APPRAISAL REPORT AP - 0 0 656 /2 2 - 0 9 VITEX BA PARTICIPAÇÕES S.A.

Appraisal Report AP-00656/22-09 1 APPRAISAL REPORT: AP-00656/22-09 VALUATION DATE: June 30th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF VITEX BA PARTICIPAÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of VITEX BA PARTICIPAÕES S.A., hereinafter denominated VITEX BA, based at Avenida Joo Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 43.173.154/0001-98, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-09 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of VITEX BA, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of VITEX BA is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX BA as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX BA. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-09 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 847,916,828.06 (eight hundred and forty-seven million, nine hundred and sixteen thousand, eight hundred and twenty-eight reais and six cents), as stated in the VITEX BA's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12nd, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice-President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:8 8668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:886681 93791 Dados: 2022.08.12 16:45:14 -03'00'

Appraisal Report AP-00656/22-09 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX BA 3. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

Folha: 1VITEX BA PARTICIPACOES S.A.(00048)CNPJ : 43.173.154/0001-98 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 58,81D131,62D BANCO ITAUacute S/A1-1-1-1-4-02 *********58,81D ********131,62D =BANCO CONTA MOVIMENTO *********58,81D ********131,62D =BENS NUMERAacuteRIOS *********58,81D ********131,62D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 0,00D889.759,54D TITULOS DE RENDA FIXA1-1-2-1-1-01 **********0,00D ****889.759,54D =TIacuteTULOS DE RENDA FIXA **********0,00D ****889.759,54D =TIacuteTULOS VAL. MOBILIAacuteRIOS **********0,00D ****889.759,54D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 7.030,07D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ******7.030,07D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 241,97D229,78D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 131,05D124,45D CSLL SALDO NEGATIVO - 20211-1-4-6-5-25 ********373,02D ********354,23D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ******7.403,09D ********354,23D =IMPOSTOS A RECUPERAR ******7.403,09D ********354,23D =CONTAS A RECEBER ******7.461,90D ****890.245,39D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS SOCIEDADES CONTROLADAS - C. CORRIGIDO SOCIEDADES CONTROLADAS - C. CORRIGIDO 847.933.518,37D782.429.988,85D PARKIA BA PARTICIPACcedillaOtildeES S.A.1-3-1-1-1-46 847.933.518,37D 782.429.988,85D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 847.933.518,37D 782.429.988,85D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 847.933.518,37D 782.429.988,85D =INVESTIMENTOS 847.933.518,37D 782.429.988,85D =T o t a l - NAtildeO CIRCULANTE 847.940.980,27D 783.320.234,24D =T o t a l - ATIVO

Folha: 2VITEX BA PARTICIPACOES S.A.(00048)CNPJ : 43.173.154/0001-98 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE CONTAS A PAGAR CONTAS A PAGAR OUTROS DEacuteBITOS - EMP ASSOCIADAS 15.000,00C0,00C VITEX SP PARTICIPACcedillaOtildeES S.A.2-1-2-2-3-03 8.107,41C0,00C VITEX MS PARTICIPACcedillaOtildeES S.A.2-1-2-2-3-06 *****23.107,41C **********0,00C =OUTROS DEacuteBITOS - EMP ASSOCIADAS *****23.107,41C **********0,00C =CONTAS A PAGAR *****23.107,41C **********0,00C =CONTAS A PAGAR OBRIGACcedillaOtildeES FISCAIS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS 15,38C0,00C PIS/COFINS/CSLL A RECOLHER2-1-5-4-1-02 0,04C32,92C PIS A RECOLHER2-1-5-4-1-06 0,29C202,58C COFINS A RECOLHER2-1-5-4-1-07 *********15,71C ********235,50C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS *********15,71C ********235,50C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS *********15,71C ********235,50C =OBRIGACcedillaOtildeES FISCAIS OUTRAS OBRIGACcedillaOtildeES FORNECEDORES FORNECEDORES 1.029,09C0,00C PRÊMIOS DE SEGUROS2-1-6-1-1-03 ******1.029,09C **********0,00C =FORNECEDORES ******1.029,09C **********0,00C =FORNECEDORES ******1.029,09C **********0,00C =OUTRAS OBRIGACcedillaOtildeES *****24.152,21C ********235,50C =T o t a l - CIRCULANTE NAtildeO CIRCULANTE EMPREacuteSTIMOS E FINANCIAMENTOS NACIONAIS DEBÊNTURES 0,00C633.494.117,41C CONVERSIacuteVEIS EM ACcedillaOtildeES2-2-2-1-4-01 **********0,00C 633.494.117,41C =DEBÊNTURES **********0,00C 633.494.117,41C =NACIONAIS **********0,00C 633.494.117,41C =EMPREacuteSTIMOS E FINANCIAMENTOS **********0,00C 633.494.117,41C =T o t a l - NAtildeO CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 689.468.954,43C35.143.955,29C DE DOMICILIADO NO PAIS2-4-1-1-1-01 689.468.954,43C *35.143.955,29C =CAPITAL SOCIAL SUBSCRITO 689.468.954,43C *35.143.955,29C =CAPITAL SUBSCRITO

Folha: 3VITEX BA PARTICIPACOES S.A.(00048)CNPJ : 43.173.154/0001-98 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior 689.468.954,43C *35.143.955,29C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 10.633.281,18C10.633.281,18C RESERVAS DE CAPITAL2-4-2-1-1-01 *10.633.281,18C *10.633.281,18C =RESERVAS DE CAPITAL *10.633.281,18C *10.633.281,18C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 1.808.102,85C1.808.102,85C RESERVA LEGAL2-4-2-2-1-01 **1.808.102,85C **1.808.102,85C =RESERVAS DE LUCROS **1.808.102,85C **1.808.102,85C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO 2.055.083,45C4.322.678,99C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 **2.055.083,45C **4.322.678,99C =RESERVAS DE REALIZACcedillaAtildeO **2.055.083,45C **4.322.678,99C =RESERVAS DE REALIZACcedillaAtildeO *14.496.467,48C *16.764.063,02C =RESERVAS LUCROS/PREJUIZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS 4.944.297,71D0,00D PREJUIacuteZOS ACUMULADOS2-4-3-1-1-02 **4.944.297,71D **********0,00C =LUCROS/PREJUIacuteZOS ACUMULADOS **4.944.297,71D **********0,00C =LUCROS/PREJUIacuteZOS ACUMULADOS **4.944.297,71D **********0,00C =LUCROS/PREJUIZOS ACUMULADOS AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 148.895.703,86C97.917.863,02C CTA2-4-5-1-1-01 148.895.703,86C *97.917.863,02C =AJUSTE ACUMULADO DE CONVERSAtildeO 148.895.703,86C *97.917.863,02C =AJUSTE ACUMULADO DE CONVERSAtildeO 148.895.703,86C *97.917.863,02C =AJUSTE ACUMULADO DE CONVERSAtildeO 847.916.828,06C 149.825.881,33C =T o t a l - PATRIMONIO LIQUIDO 847.940.980,27C 783.320.234,24C =T o t a l - PASSIVO

CNPJ: 43.173.154/0001-98Diário :0Folha: 5APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPVITEX BA PARTICIPACOES S.A.(00048)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício AtualRECEITASRECEITAS OPERACIONAIS RECEITAS FINANCEIRASRENDAS TIT. VAL. MOBILIARIOSTITULOS DE RENDA FIXA RECEITAS DE APLICACcedillaAtildeO FINANCEIRA 22.538,00C3-1-1-1-1-02=TITULOS DE RENDA FIXA *****22.538,00C=RENDAS TIT. VAL. MOBILIARIOS *****22.538,00COUTRAS RECEITAS FINANCEIRAS OUTRAS RECEITAS FINANCEIRASATUALIZACcedillaAtildeO MONETAacuteRIA - TAXA SELIC 18,79C3-1-1-5-1-01=OUTRAS RECEITAS FINANCEIRAS *********18,79C=OUTRAS RECEITAS FINANCEIRAS *********18,79C=RECEITAS FINANCEIRAS *****22.556,79CRES. PARTICIP. SOCIETARIASRES. AVALIACcedillaAtildeO P/ PAT. LIQUIDOEM CONTROLADAS PARKIA BA PARTICIPACcedillaOtildeES S.A. 162.203.567,96C3-1-3-1-1-26=EM CONTROLADAS 162.203.567,96C=RES. AVALIACcedillaAtildeO P/ PAT. LIQUIDO 162.203.567,96C=RES. PARTICIP. SOCIETARIAS 162.203.567,96C=T o t a l - RECEITAS OPERACIONAIS 162.226.124,75C=T o t a l - RECEITAS 162.226.124,75CDESPESAS DESPESAS OPERACIONAISDESPESAS FINANCEIRASENCARGOS FINANCEIROSENCARGOS FINANCEIROSIOF 822,48D4-1-1-1-1-01JUROS E MULTAS 60,18D4-1-1-1-1-02TARIFAS BANCAacuteRIAS 382,00D4-1-1-1-1-05=ENCARGOS FINANCEIROS ******1.264,66D=ENCARGOS FINANCEIROS ******1.264,66D=DESPESAS FINANCEIRAS ******1.264,66D

CNPJ: 43.173.154/0001-98Diário :0Folha: 6APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPVITEX BA PARTICIPACOES S.A.(00048)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício AtualDESPESAS ADMINISTRATIVASSERVICcedillaOS PROFISSIONAISSERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 425.344,04D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 3.600,00D4-1-2-2-1-07AUDITORIA 27.585,63D4-1-2-2-1-08=SERVICcedillaOS ADMINISTRATIVOS ****456.529,67D=SERVICcedillaOS PROFISSIONAIS ****456.529,67DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 847,51D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 28.049,50D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS *****28.897,01DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 39.620,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****39.620,00D=OUTRAS DESP. ADMINISTRATIVAS *****68.517,01DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES TAXA FED., EST. E MUNICIPAIS 1.286,00D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 146,61D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 902,27D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ******2.334,88D=DESPESAS TRIBUTAacuteRIAS ******2.334,88DPRÊMIOS DE SEGUROS PRÊMIOS DE SEGUROSDE RISCOS DIVERSOS 6.174,54D4-1-2-6-1-01=PRÊMIOS DE SEGUROS ******6.174,54D=PRÊMIOS DE SEGUROS ******6.174,54D=DESPESAS ADMINISTRATIVAS ****533.556,10DOUTRAS DESPESASOUTRAS DESPESAS OPERACIONAISOUTRAS DESPESAS OPERACIONAISPERDA DE AJUSTES A VALOR JUSTO - OUTRAS OPERACcedillaOtildeES 126.094.147,72D4-1-3-1-1-03

CNPJ: 43.173.154/0001-98Diário :0Folha: 7APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPVITEX BA PARTICIPACOES S.A.(00048)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício Atual=OUTRAS DESPESAS OPERACIONAIS 126.094.147,72D=OUTRAS DESPESAS OPERACIONAIS 126.094.147,72D=OUTRAS DESPESAS 126.094.147,72DRES. PARTICIP. SOCIETAacuteRIASRES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDO EM CONTROLADAS PARKIA BA PARTICIPACcedillaOtildeES S.A. 40.541.453,98D4-1-4-1-1-56=EM CONTROLADAS *40.541.453,98D=RES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDO *40.541.453,98D=RES. PARTICIP. SOCIETAacuteRIAS *40.541.453,98D=T o t a l - DESPESAS OPERACIONAIS 167.170.422,46D=T o t a l - DESPESAS 167.170.422,46DRESULTADO DO EXERCIacuteCIO ==================================================================================================== RECEITAS--------------> 162.226.124,75C DESPESAS + CUSTO--------------------> 167.170.422,46D PREJUIacuteZO LIacuteQUIDO DO EXERCIacuteCIO: ***4.944.297,71 ====================================================================================================

A TTACHMEN T 2

Appraisal Report AP-00656/22-09 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX BA  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.  Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

APPRAISAL REPORT AP - 0 0 656 /2 2 - 0 5 PARKIA BA PARTICIPAÇÕES S.A.

Appraisal Report AP-00656/22-05 1 APPRAISAL REPORT: AP-00656/22-05 VALUATION DATE: June 30th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF PARKIA BA PARTICIPAÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of PARKIA BA PARTICIPAÕES S.A., hereinafter denominated PARKIA BA, based at Avenida Joo Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 42.108.507/0001-03, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-05 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of PARKIA BA, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of PARKIA BA is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA BA as of June 30, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA BA. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-05 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 1,130,578,024.49 (one billion, one hundred and thirty million, five hundred and seventy-eight thousand, twenty-four reais and forty-nine cents), as stated in the PARKIA BA's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12nd, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice-President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:88 668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:886681 93791 Dados: 2022.08.12 16:45:06 -03'00'

Appraisal Report AP-00656/22-05 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA BA 3. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

Folha: 1PARKIA BA PARTICIPACOES S.A.(00042)CNPJ : 42.108.507/0001-03 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 349,51D454,61D BANCO ITAUacute S/A1-1-1-1-4-02 ********349,51D ********454,61D =BANCO CONTA MOVIMENTO ********349,51D ********454,61D =BENS NUMERAacuteRIOS ********349,51D ********454,61D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 84.315,22D710.431,87D TITULOS DE RENDA FIXA1-1-2-1-1-01 *****84.315,22D ****710.431,87D =TIacuteTULOS DE RENDA FIXA *****84.315,22D ****710.431,87D =TIacuteTULOS VAL. MOBILIAacuteRIOS *****84.315,22D ****710.431,87D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 4.216,95D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ******4.216,95D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 1.131,91D1.074,94D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 152,01D144,36D CSLL SALDO NEGATIVO - 20211-1-4-6-5-25 ******1.283,92D ******1.219,30D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ******5.500,87D ******1.219,30D =IMPOSTOS A RECUPERAR IMPOSTOS A COMPENSAR IMPOSTOS A COMPENSAR 0,00D2,66D PIS A COMPENSAR1-1-4-7-1-01 **********0,00D **********2,66D =IMPOSTOS A COMPENSAR **********0,00D **********2,66D =IMPOSTOS A COMPENSAR ******5.500,87D ******1.221,96D =CONTAS A RECEBER *****90.165,60D ****712.108,44D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS SOCIEDADES CONTROLADAS - C. CORRIGIDO SOCIEDADES CONTROLADAS - C. CORRIGIDO 1.130.487.893,45D699.866.187,14D GARACUI COMERCIAL S.A.1-3-1-1-1-02 0,00D342.661.777,32D FAIR VALUE - GARACUI COMERCIAL S.A.1-3-1-1-1-06 1.130.487.893,45D 1.042.527.964,46D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 1.130.487.893,45D 1.042.527.964,46D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 1.130.487.893,45D 1.042.527.964,46D =INVESTIMENTOS 1.130.487.893,45D 1.042.527.964,46D =T o t a l - NAtildeO CIRCULANTE

PARKIA BA PARTICIPACOES S.A.(00042)
CNPJ : 42.108.507/0001-03
Balanço Patrimonial Encerrado em 30/06/2022
Folha: 2

Descrição	Classificação	Exercício Anterior	Exercício Atual
=T o t a l - ATIVO		**1.043.240.072,90D**	**1.130.578.059,05D**

Folha: 3PARKIA BA PARTICIPACOES S.A.(00042)CNPJ : 42.108.507/0001-03 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO CIRCULANTE OBRIGACcedillaOtildeES FISCAIS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS 8,56C0,00C PIS A RECOLHER2-1-5-4-1-06 26,00C87,73C COFINS A RECOLHER2-1-5-4-1-07 *********34,56C *********87,73C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS *********34,56C *********87,73C =IMPOSTOS, CONTRIBUICcedillaOtildeES E TAXAS *********34,56C *********87,73C =OBRIGACcedillaOtildeES FISCAIS *********34,56C *********87,73C =T o t a l - CIRCULANTE PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 244.986.862,17C244.986.862,17C DE DOMICILIADO NO PAIS2-4-1-1-1-01 244.986.862,17C 244.986.862,17C =CAPITAL SOCIAL SUBSCRITO 244.986.862,17C 244.986.862,17C =CAPITAL SUBSCRITO 244.986.862,17C 244.986.862,17C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 88.061.692,65C88.061.692,65C RESERVAS DE CAPITAL2-4-2-1-1-01 *88.061.692,65C *88.061.692,65C =RESERVAS DE CAPITAL *88.061.692,65C *88.061.692,65C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 12.309.457,21C12.309.457,21C RESERVA LEGAL2-4-2-2-1-01 *12.309.457,21C *12.309.457,21C =RESERVAS DE LUCROS *12.309.457,21C *12.309.457,21C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO 3.473.433,49C18.594.778,95C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 **3.473.433,49C *18.594.778,95C =RESERVAS DE REALIZACcedillaAtildeO **3.473.433,49C *18.594.778,95C =RESERVAS DE REALIZACcedillaAtildeO 103.844.583,35C 118.965.928,81C =RESERVAS LUCROS/PREJUIZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS 162.216.151,96C0,00C LUCROS ACUMULADOS2-4-3-1-1-01 162.216.151,96C **********0,00C =LUCROS/PREJUIacuteZOS ACUMULADOS 162.216.151,96C **********0,00C =LUCROS/PREJUIacuteZOS ACUMULADOS 162.216.151,96C **********0,00C =LUCROS/PREJUIZOS ACUMULADOS

Folha: 4PARKIA BA PARTICIPACOES S.A.(00042)CNPJ : 42.108.507/0001-03 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 619.530.427,01C679.287.194,19C CTA2-4-5-1-1-01 619.530.427,01C 679.287.194,19C =AJUSTE ACUMULADO DE CONVERSAtildeO 619.530.427,01C 679.287.194,19C =AJUSTE ACUMULADO DE CONVERSAtildeO 619.530.427,01C 679.287.194,19C =AJUSTE ACUMULADO DE CONVERSAtildeO 1.130.578.024,49C 1.043.239.985,17C =T o t a l - PATRIMONIO LIQUIDO 1.130.578.059,05C 1.043.240.072,90C =T o t a l - PASSIVO

CNPJ: 42.108.507/0001-03Diário :0Folha: 6APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPPARKIA BA PARTICIPACOES S.A.(00042)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício AtualRECEITASRECEITAS OPERACIONAIS RECEITAS FINANCEIRASRENDAS TIT. VAL. MOBILIARIOSTITULOS DE RENDA FIXA RECEITAS DE APLICACcedillaAtildeO FINANCEIRA 15.309,39C3-1-1-1-1-02=TITULOS DE RENDA FIXA *****15.309,39C=RENDAS TIT. VAL. MOBILIARIOS *****15.309,39COUTRAS RECEITAS FINANCEIRAS OUTRAS RECEITAS FINANCEIRASATUALIZACcedillaAtildeO MONETAacuteRIA - TAXA SELIC 64,62C3-1-1-5-1-01=OUTRAS RECEITAS FINANCEIRAS *********64,62C=OUTRAS RECEITAS FINANCEIRAS *********64,62C=RECEITAS FINANCEIRAS *****15.374,01CRES. PARTICIP. SOCIETARIASRES. AVALIACcedillaAtildeO P/ PAT. LIQUIDOEM CONTROLADAS GARACUIacute COMERCIAL S.A. 57.061.598,70C3-1-3-1-1-60FAIR VALUE 105.255.097,47C3-1-3-1-1-63=EM CONTROLADAS 162.316.696,17C=RES. AVALIACcedillaAtildeO P/ PAT. LIQUIDO 162.316.696,17C=RES. PARTICIP. SOCIETARIAS 162.316.696,17C=T o t a l - RECEITAS OPERACIONAIS 162.332.070,18C=T o t a l - RECEITAS 162.332.070,18CDESPESASDESPESAS OPERACIONAISDESPESAS FINANCEIRASENCARGOS FINANCEIROSENCARGOS FINANCEIROSTARIFAS BANCAacuteRIAS 12,00D4-1-1-1-1-05=ENCARGOS FINANCEIROS *********12,00D=ENCARGOS FINANCEIROS *********12,00D=DESPESAS FINANCEIRAS *********12,00D

CNPJ: 42.108.507/0001-03Diário :0Folha: 7APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPPARKIA BA PARTICIPACOES S.A.(00042)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício AtualDESPESAS ADMINISTRATIVASSERVICcedillaOS PROFISSIONAIS SERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 53.007,11D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 3.600,00D4-1-2-2-1-07ASSESSORIA E CONSULTORIA 15.014,58D4-1-2-2-1-09=SERVICcedillaOS ADMINISTRATIVOS *****71.621,69D=SERVICcedillaOS PROFISSIONAIS *****71.621,69DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 194,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 2.765,26D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS ******2.959,26DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 38.800,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****38.800,00D=OUTRAS DESP. ADMINISTRATIVAS *****41.759,26DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES TAXA FED., EST. E MUNICIPAIS 1.810,40D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 99,92D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 614,95D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ******2.525,27D=DESPESAS TRIBUTAacuteRIAS ******2.525,27D=DESPESAS ADMINISTRATIVAS ****115.906,22D=T o t a l - DESPESAS OPERACIONAIS ****115.918,22D=T o t a l - DESPESAS ****115.918,22DRESULTADO DO EXERCIacuteCIO ==================================================================================================== RECEITAS--------------> 162.332.070,18C DESPESAS + CUSTO--------------------> 115.918,22D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: *162.216.151,96====================================================================================================

A TTACHMEN T 2

Appraisal Report AP-00656/22-05 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA BA  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.  Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

APPRAISAL REPORT AP-00656/22-01 GARACUÍ COMERCIAL S.A.

Appraisal Report AP-00656/22-01 1 APPRAISAL REPORT: AP-00656/22-01 VALUATION DATE: June 30th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF GARACU COMERCIAL S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010 and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of GARACU COMERCIAL S.A., hereinafter denominated GARACU, based at Rua Marechal Costa e Silva, no. 406, Bela Vista, City of Teixeira de Freitas, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 19.282.910/0001-32, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-01 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of GARACU, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. The assets comprise the properties detailed in Attachment 2 of this Appraisal Report. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of GARACU is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 3 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of GARACUÍ as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of GARACUÍ. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-01 34.CONCLUSIONBased on the work carried out, we concluded that the amount of BRL 1,130,487,893.45 (one billion, one hundred and thirty million, four hundred and eighty-seven thousand, eight hundred and ninety-three reais and forty-five cents), as stated in the GARACUÍ's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12th, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:8 866819379 1 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668 193791 Dados: 2022.08.12 12:22:16 -03'00'

Appraisal Report AP-00656/22-01 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. PROPERTIES TO BE INCORPORATED 3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY GARACUÍ 4. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

A TTACHMEN T 2

APPRASIAL REPORT AP-00656/22-01 ATTACHMENT 2 - PROPERTIES TO BE INCORPORATED

Property name	Document type	Current rec.	District	County	State	Total area (ha)	Garacui area (ha)	Garacui percentage	Amount per registration or fraction
Bloco 01 MUC I 2	Matrícula	9366	Mucuri	Mucuri	BA	468.758	468.758	100%	R$ 5,908,876.79
Bloco 01 MUC I 1, II e III	Matrícula	9367	Mucuri	Mucuri	BA	520.188	520.188	100%	R$ 6,557,173.75
Bloco 01 MUC I 1, II e III	Matrícula	9368	Mucuri	Mucuri	BA	96.531	96.531	100%	R$ 1,216,809.29
Bloco 01 MUC B Circunsrição	Matrícula	9371	Mucuri	Mucuri	BA	2278.372	2278.372	100%	R$ 28,719,790.41
Bloco 02 CAR XV	Matrícula	2993	Alcobaça	Alcobaça	BA	54.367	54.367	100%	R$ 750,875.54
Bloco 02 CAR II, XXVI e XXVII	Matrícula	4052	Alcobaça	Alcobaça	BA	941.825	941.825	100%	R$ 13,007,675.69
Bloco 02 CAR II, XXVI e XXVII	Matrícula	4057	Alcobaça	Alcobaça	BA	367.189	367.189	100%	R$ 5,071,294.36
Bloco 02 CAR III e outros	Matrícula	4074	Alcobaça	Alcobaça	BA	185.472	185.472	100%	R$ 2,561,574.83
Bloco 02 CAR III e outros	Matrícula	4076	Alcobaça	Alcobaça	BA	263.027	263.027	100%	R$ 3,632,707.13
Bloco 02 CAR III e outros	Matrícula	4079	Alcobaça	Alcobaça	BA	149.374	149.374	100%	R$ 2,063,024.59
Bloco 02 CAR III e outros	Matrícula	4080	Alcobaça	Alcobaça	BA	22.737	22.737	100%	R$ 314,022.41
Bloco 02 CAR III e outros	Matrícula	4082	Alcobaça	Alcobaça	BA	67.982	67.982	100%	R$ 938,904.49
Bloco 02 CAR III e outros	Matrícula	4083	Alcobaça	Alcobaça	BA	37.999	37.999	100%	R$ 524,807.97
Bloco 02 CAR III e outros	Matrícula	4089	Alcobaça	Alcobaça	BA	849.029	849.029	100%	R$ 11,726,060.30
Bloco 02 CAR III e outros	Matrícula	4093	Alcobaça	Alcobaça	BA	80.958	80.958	100%	R$ 1,118,123.31
Bloco 02 CAR III e outros	Matrícula	4095	Alcobaça	Alcobaça	BA	3867.005	3867.005	100%	R$ 53,407,726.85
Bloco 02 CAR	Matrícula	5324	Caravelas	Caravelas	BA	3548.040	3548.040	100%	R$ 64,586,219.66
BLOCO 02 CAR VIII	Matrícula	5435	Caravelas	Caravelas	BA	143.974	143.974	100%	R$ 3,026,389.32
Bloco 02 CAR II, XXVI e XXVII	Matrícula	5479	Caravelas	Caravelas	BA	256.373	256.373	100%	R$ 5,389,087.01
Bloco 02 CAR III e outros	Matrícula	5481	Caravelas	Alcobaça	BA	36.358	36.358	100%	R$ 502,139.75
Bloco 02 CAR II, XXVI e XXVII	Matrícula	5482	Caravelas	Caravelas	BA	52.681	52.681	100%	R$ 1,107,385.20
Fazenda Jaqueline	Matrícula	5516	Caravelas	Caravelas	BA	714.669	714.669	100%	R$ 15,022,680.13
Fazenda Jaqueline	Matrícula	5517	Caravelas	Caravelas	BA	180.731	180.731	100%	R$ 3,799,042.60
Bloco 02 CAR IX	Matrícula	5912	Caravelas	Caravelas	BA	8.631	8.631	100%	R$ 181,423.39
Bloco 02 CAR II, XXVI e XXVII	Matrícula	5913	Caravelas	Caravelas	BA	54.133	54.133	100%	R$ 1,137,909.01
Bloco 02 CAR II, XXVI e XXVII	Matrícula	5914	Caravelas	Caravelas	BA	12.225	12.225	100%	R$ 256,983.54
Bloco 02 CAR III e outros	Matrícula	5937	Caravelas	Caravelas	BA	922.203	922.203	100%	R$ 19,385,140.45
Bloco 02 CAR II, XXVI e XXVII	Matrícula	5912-A	Caravelas	Caravelas	BA	63.700	63.700	100%	R$ 1,338,999.15
Bloco 02 MUC	Matrícula	9101	Mucuri	Mucuri	BA	1594.678	1594.678	100%	R$ 20,101,554.44
Bloco 17 NV	Matrícula	11351	Nova Viçosa	Nova Viçosa	BA	319.123	319.123	100%	R$ 4,247,862.29
Fazenda Chaparral e outras	Matrícula	4139	Prado	Alcobaça	BA	1365.315	1365.315	100%	R$ 18,856,545.28
Bloco 05 MUC	Matrícula	9930	Mucuri	Mucuri	BA	1449.421	1449.421	100%	R$ 18,270,534.46
Bloco 05 MUC	Matrícula	9931	Mucuri	Mucuri	BA	129.480	129.480	100%	R$ 1,632,149.64
Bloco 06 ALC e Outros	Matrícula	3891	Alcobaça	Alcobaça	BA	89.639	89.639	100%	R$ 1,238,021.92
Bloco 06 ALC e Outros	Matrícula	4053	Alcobaça	Alcobaça	BA	783.447	783.447	100%	R$ 10,820,295.63
Bloco 06 ALC e Outros	Registro	4994	Prado	Alcobaça	BA	69.500	69.500	100%	R$ 959,873.93
Bloco 06 MUC	Matrícula	9240	Mucuri	Mucuri	BA	214.835	214.835	100%	R$ 2,708,080.99
Reserva Jacaranda de C. e Futurosa	Matrícula	4028	Alcobaça	Alcobaça	BA	528.031	528.031	100%	R$ 7,292,710.58
Bloco 10 MUC	Matrícula	9180	Mucuri	Mucuri	BA	85.310	85.310	100%	R$ 1,075,369.15
Bloco 11 MUC	Matrícula	9099	Mucuri	Mucuri	BA	74.494	74.494	100%	R$ 939,024.11
Bloco 12 MUC	Matrícula	9364	Mucuri	Mucuri	BA	68.554	68.554	100%	R$ 864,153.07
Bloco 13 CAR e Conjunto Copacabana	Matrícula	5683	Caravelas	Teixeira de Freitas	BA	19.173	19.173	100%	R$ 460,605.14
Bloco 13 CAR e Conjunto Copacabana	Matrícula	5684	Caravelas	Caravelas	BA	204.474	204.474	100%	R$ 4,298,146.12
Bloco 13 CAR e Conjunto Copacabana	Matrícula	9367	Teixeira de Freitas	Teixeira de Freitas	BA	139.550	139.550	100%	R$ 3,352,463.21
Bloco 13 MUC	Matrícula	9229	Mucuri	Mucuri	BA	19.035	19.035	100%	R$ 239,943.78
Bloco 14 MUC	Matrícula	9100	Mucuri	Mucuri	BA	354.073	354.073	100%	R$ 4,463,226.56
Bloco 16 MUC	Matrícula	9098	Mucuri	Mucuri	BA	30.458	30.458	100%	R$ 383,931.47
Bloco 16 NV	Matrícula	10091	Nova Viçosa	Nova Viçosa	BA	103.244	103.244	100%	R$ 1,374,287.01
Bloco 18 NV	Matrícula	11353	Nova Viçosa	Nova Viçosa	BA	223.284	223.284	100%	R$ 2,972,135.50
Bloco 24 CAR	Matrícula	5146	Caravelas	Caravelas	BA	50.183	50.183	100%	R$ 1,054,863.48
Bloco 27 NV	Matrícula	10092	Nova Viçosa	Nova Viçosa	BA	383.270	383.270	100%	R$ 5,101,718.51
Bloco 34 CAR	Matrícula	5891	Caravelas	Caravelas	BA	197.879	197.879	100%	R$ 4,159,503.56
Campo Alegre e Santa Fé	Matrícula	8801	Mucuri	Mucuri	BA	186.563	186.563	100%	R$ 2,351,698.62
Conjunto Santo Antonio de Pádua	Matrícula	32134	Teixeira de Freitas	Teixeira de Freitas	BA	379.690	379.690	100%	R$ 9,121,426.59
Fazenda Alcoprado	Matrícula	35082	Teixeira de Freitas	Teixeira de Freitas	BA	3443.211	2261.980	65.69%	R$ 54,340,413.70
Fazenda Alcoprado	Matrícula	5371	Itanhém	Vereda	BA	2886.772	892.846	30.93%	R$ 11,254,683.00
Fazenda Boa Vista e Outros IV	Matrícula	5234	Caravelas	Caravelas	BA	139.998	139.998	100%	R$ 2,942,820.37
Fazenda Bom Retiro e Outras	Matrícula	2891	Alcobaça	Alcobaça	BA	903.279	903.279	100%	R$ 12,475,311.65
Fazenda Cana Brava I e VII	Matrícula	1367	Alcobaça	Teixeira de Freitas	BA	496.821	496.821	100%	R$ 11,935,314.36
Fazenda Santa Zilda e Santa Rita	Matrícula	3872	Alcobaça	Alcobaça	BA	72.433	72.433	100%	R$ 1,000,387.52
Fazenda Santa Zilda e Santa Rita	Matrícula	3880	Alcobaça	Alcobaça	BA	1777.319	1777.319	100%	R$ 24,546,796.74
Fazenda Cana Brava I e VII	Matrícula	3888	Alcobaça	Alcobaça	BA	5994.983	5994.983	100%	R$ 82,797,526.78
Fazenda Cana Brava I e VII	Matrícula	3889	Alcobaça	Alcobaça	BA	376.403	376.403	100%	R$ 5,198,551.55
Fazenda Cana Brava I e VII	Matrícula	3890	Alcobaça	Alcobaça	BA	138.549	138.549	100%	R$ 1,913,521.81
Fazenda Cana Brava I e VII	Matrícula	3983	Alcobaça	Alcobaça	BA	4.195	4.195	100%	R$ 57,943.24
Fazenda Cana Brava I e VII	Matrícula	3984	Alcobaça	Alcobaça	BA	7.335	7.335	100%	R$ 101,306.06
Fazenda Cana Brava I e VII	Matrícula	3985	Alcobaça	Alcobaça	BA	2.182	2.182	100%	R$ 30,135.90
Fazenda Cana Brava	Matrícula	5483	Itanhém	Vereda	BA	177.712	177.712	100%	R$ 2,240,126.97
Faz. Lagoa das Candeias	Matrícula	22005	Prado	Prado	BA	69.516	69.516	100%	R$ 1,445,206.81
Faz. Lagoa das Candeias	Matrícula	22006	Prado	Alcobaça	BA	20.150	20.150	100%	R$ 278,295.77
Fazenda Chaparral e outras	Matrícula	1378	Alcobaça	Alcobaça	BA	410.000	410.000	100%	R$ 5,662,565.66
Fazenda Chaparral e outras	Matrícula	4025	Alcobaça	Alcobaça	BA	470.397	470.397	100%	R$ 6,496,720.97
Fazenda Chaparral e outras	Matrícula	4026	Alcobaça	Alcobaça	BA	736.087	736.087	100%	R$ 10,166,194.72
Fazenda Chaparral e outras	Matrícula	4054	Alcobaça	Alcobaça	BA	3452.140	3452.140	100%	R$ 47,677,968.63
Fazenda Chaparral e outras	Matrícula	4055	Alcobaça	Alcobaça	BA	2073.158	2073.158	100%	R$ 28,632,665.18
Fazenda Chaparral e outras	Matrícula	4056	Alcobaça	Alcobaça	BA	0.253	0.253	100%	R$ 3,494.22
Fazenda Estância Rio Bravo	Matrícula	5488	Caravelas	Caravelas	BA	196.320	196.320	100%	R$ 4,126,745.28
Guanabara	Matrícula	3121	Alcobaça	Alcobaça	BA	73.287	73.287	100%	R$ 1,012,169.80
Fazenda Juerana, Favorita e Castelo	Matrícula	32135	Teixeira de Freitas	Caravelas	BA	231.760	231.760	100%	R$ 4,871,708.31
Nova America Vai Quem Quer	Matrícula	978	Caravelas	Nova Viçosa	BA	203.000	203.000	100%	R$ 2,702,139.82
Fazenda Lomanto Junior XV e XVIII	Registro	3115	Nova Viçosa	Nova Viçosa	BA	41.050	41.050	100%	R$ 546,417.93
Fazenda Lomanto Junior XIII	Matrícula	5250	Caravelas	Caravelas	BA	421.396	421.396	100%	R$ 8,857,938.11
Fazenda Lomanto Junior II	Matrícula	5270	Caravelas	Caravelas	BA	23.671	23.671	100%	R$ 497,571.12

APSIS CONSULTORIA E AVALIAÇÕES LTDA. 1/2

APPRASIAL REPORT AP-00656/22-01 ATTACHMENT 2 - PROPERTIES TO BE INCORPORATED

Property name	Document type	Current rec.	District	County	State	Total area (ha)	Garacui area (ha)	Garacui percentage	Amount per registration or fraction
Fazenda Lomanto Júnior IX	Matrícula	5332	Caravelas	Caravelas	BA	334.092	334.092	100%	R$ 7,022,763.60
Fazenda Santa Luzia	Matrícula	5380	Caravelas	Caravelas	BA	93.578	93.578	100%	R$ 1,967,044.28
Bloco 35 CAR	Matrícula	5542	Caravelas	Caravelas	BA	83.686	83.686	100%	R$ 1,759,124.59
Fazenda Santa Luzia	Matrícula	5647	Caravelas	Caravelas	BA	819.075	819.075	100%	R$ 17,217,338.16
Fazenda Lomanto Júnior IX	Matrícula	5649	Caravelas	Caravelas	BA	387.021	387.021	100%	R$ 8,135,355.57
FAZENDA LOMANTO JUNIOR XIV	Matrícula	10234	Nova Viçosa	Nova Viçosa	BA	368.179	368.179	100%	R$ 4,900,836.37
Fazenda Lomanto Junior XV e XVIII	Matrícula	11088	Nova Viçosa	Nova Viçosa	BA	206.588	206.588	100%	R$ 2,749,893.15
Fazenda Lomanto XX	Matrícula	11174	Nova Viçosa	Nova Viçosa	BA	88.749	88.749	100%	R$ 1,181,335.59
Fazenda Lomanto Junior VIII e XVI	Matrícula	11299	Nova Viçosa	Nova Viçosa	BA	654.270	654.270	100%	R$ 8,709,009.94
Fazenda Lomanto Junior VIII e XVI	Matrícula	11300	Nova Viçosa	Nova Viçosa	BA	218.285	218.285	100%	R$ 2,905,592.31
Fazenda Lomanto Júnior XXI	Matrícula	11318	Nova Viçosa	Nova Viçosa	BA	7.538	7.538	100%	R$ 100,333.25
BLOCO 13 NV	Matrícula	11352	Nova Viçosa	Nova Viçosa	BA	98.846	98.846	100%	R$ 1,315,747.75
Fazenda Lomanto Junior XV e XVIII	Matrícula	11359	Nova Viçosa	Nova Viçosa	BA	390.292	390.292	100%	R$ 5,195,187.25
Fazenda Lomanto Junior XV e XVIII	Matrícula	11373	Nova Viçosa	Nova Viçosa	BA	6596.779	6596.779	100%	R$ 87,809,944.09
BLOCO 13 NV	Matrícula	11374	Nova Viçosa	Nova Viçosa	BA	601.131	601.131	100%	R$ 8,001,673.59
BLOCO 13 NV	Matrícula	11375	Nova Viçosa	Nova Viçosa	BA	68.732	68.732	100%	R$ 914,899.28
Fazenda Lomanto Junior XV e XVIII	Matrícula	11380	Nova Viçosa	Nova Viçosa	BA	103.841	103.841	100%	R$ 1,382,225.71
Fazenda Lomanto Junior XV e XVIII	Matrícula	11381	Nova Viçosa	Nova Viçosa	BA	702.418	702.418	100%	R$ 9,349,909.58
Fazenda Lomanto Junior XV e XVIII	Matrícula	11403	Nova Viçosa	Nova Viçosa	BA	199.733	199.733	100%	R$ 2,658,657.99
Fazenda Ouro Verde	Matrícula	11425	Nova Viçosa	Nova Viçosa	BA	83.981	83.981	100%	R$ 1,117,868.59
Fazenda California	Registro	14163	Caravelas	Nova Viçosa	BA	200.000	200.000	100%	R$ 2,662,206.71
Fazenda Lomanto Junior XIX	Matrícula	14490	Nova Viçosa	Nova Viçosa	BA	320.050	320.050	100%	R$ 4,260,196.30
Fazenda Lomanto Junior VIII e XVI	Matrícula	14498	Nova Viçosa	Nova Viçosa	BA	4754.571	4754.571	100%	R$ 63,288,259.54
Fazenda Lomanto Junior VIII e XVI	Matrícula	14499	Nova Viçosa	Nova Viçosa	BA	3658.364	3658.364	100%	R$ 48,696,599.38
Fazenda Lomanto Junior VIII e XVI	Matrícula	14500	Nova Viçosa	Nova Viçosa	BA	62.980	62.980	100%	R$ 838,327.56
Fazenda Lomanto Junior VIII e XVI	Matrícula	14501	Nova Viçosa	Nova Viçosa	BA	3082.112	3082.112	100%	R$ 41,026,093.65
Fazenda Canaa	Matrícula	24496	Teixeira de Freitas	Teixeira de Freitas	BA	213.390	213.390	100%	R$ 5,126,359.48
OLHOS D'AGUA BLC 09MUC e BLC 15MUC	Matrícula	9102	Mucuri	Mucuri	BA	651.930	651.930	100%	R$ 8,217,831.76
OLHOS D'AGUA BLC 09MUC e BLC 15MUC	Matrícula	9103	Mucuri	Mucuri	BA	2.710	2.710	100%	R$ 34,161.89
Fazenda Rancho da Felicidade	Matrícula	2917	Alcobaça	Alcobaça	BA	318.355	318.355	100%	R$ 4,396,849.65
Sinha Moça	Matrícula	2914	Alcobaça	Alcobaça	BA	276.772	276.772	100%	R$ 3,822,530.14
Fazenda Renascer II	Matrícula	5203	Caravelas	Caravelas	BA	41.819	41.819	100%	R$ 879,054.65
Fazenda Aconchego	Matrícula	5513	Caravelas	Caravelas	BA	663.667	663.667	100%	R$ 13,950,575.67
Fazenda Renascer III a VIII	Matrícula	5543	Caravelas	Caravelas	BA	859.882	859.882	100%	R$ 18,075,122.21
Fazenda Renascer IX e X	Matrícula	5563	Caravelas	Teixeira de Freitas	BA	58.427	58.427	100%	R$ 1,403,623.85
Fazenda Renascer III a VIII	Matrícula	5821	Caravelas	Caravelas	BA	157.932	157.932	100%	R$ 3,319,811.83
Fazenda Renascer XI	Matrícula	8533	Prado	Teixeira de Freitas	BA	6.120	6.120	100%	R$ 147,023.11
Fazenda Renascer IX e X	Matrícula	6293	Prado	Teixeira de Freitas	BA	662.000	416.831	62.97%	R$ 10,013,691.09
Bloco 02 IBI	Matrícula	2489	Ibirapuã	Ibirapuã	BA	154.782	154.782	100%	R$ 2,157,462.15
Bloco 09 NV	Matrícula	11290	Nova Viçosa	Nova Viçosa	BA	424.925	424.925	100%	R$ 5,656,194.94
Fazenda Simpatia	Matrícula	10231	Nova Viçosa	Nova Viçosa	BA	223.043	223.043	100%	R$ 2,968,932.86
SANTA MARIA E RANCHO ALEGRE II	Registro	984	Nova Viçosa	Nova Viçosa	BA	61.170	61.170	100%	R$ 814,235.92
FAZENDA SANTA MARIA	Matrícula	11357	Nova Viçosa	Nova Viçosa	BA	276.450	276.450	100%	R$ 3,679,832.57
FAZENDA SANTA MARIA	Matrícula	11360	Nova Viçosa	Nova Viçosa	BA	518.659	518.659	100%	R$ 6,903,892.69
FAZENDA SANTA MARIA	Matrícula	11372	Nova Viçosa	Nova Viçosa	BA	254.100	254.100	100%	R$ 3,382,333.63
Santa Maria e Rancho Alegre V	Matrícula	14492	Nova Viçosa	Nova Viçosa	BA	382.714	382.714	100%	R$ 5,094,316.24
Uberlândia e Monte Cristo	Matrícula	5901	Caravelas	Caravelas	BA	238.657	238.657	100%	R$ 5,016,688.53
Uberlândia e Monte Cristo	Matrícula	5902	Caravelas	Caravelas	BA	6.046	6.046	100%	R$ 127,098.11
Fazenda Cana Brava	Matrícula	8652	Prado	Vereda	BA	5.000	5.000	100%	R$ 63,027.00
Bloco 02 CAR	Matrícula	5323	Caravelas	Caravelas	BA	2.554	2.554	100%	R$ 53,675.75
Campo Alegre e Santa Fé	Matrícula	8800	Mucuri	Mucuri	BA	25.544	25.544	100%	R$ 321,993.58
Nova America Vai Quem Quer	Registro	14160	Caravelas	Nova Viçosa	BA	96.200	96.200	100%	R$ 1,280,521.43
Total						80918	77498		R$ 1,157,478,878.41

APSIS CONSULTORIA E AVALIAÇÕES LTDA. 2/2

A TTACHMEN T 3

Appraisal Report AP-00656/22-01 - Attachment 3 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY GARACU  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost − plus income earned up to the closing dates of the years −, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, and are subject to an insignificant risk of change in value.  Property, plant and equipment Property, plant and equipment items are measured at the historical cost of acquisition/installation or construction, less accumulated depreciation, and accumulated impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that they will generate future economic benefits that can be measured reliably. The book value of replaced items or parts is written off, and all other repairs and maintenance are charged to income for the year when incurred. An item of property, plant and equipment is written off after disposal or when there are no future economic benefits from its continued use. Any gains or losses on the sale or disposal of the asset are determined by the difference between the amounts received on sale and the residual book value of the asset and are recognized in profit or loss. Depreciation is recognized using the straight-line method based on the estimated useful life of each asset so that the cost amount less the residual value of the item after its useful life is fully written off (except for land and construction in progress). Expected useful lives, residual values and depreciation methods are reviewed at least year-end, and the effect of any changes in estimates is accounted for prospectively.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 4

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

APPRAISAL REPORT AP-00656/22-11 VITEX MS PARTICIPAÕES S.A.

Appraisal Report AP-00656/22-11 1 APPRAISAL REPORT: AP-00656/22-11 VALUATION DATE: June 30th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF VITEX MS PARTICIPAÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010 and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of VITEX MS PARTICIPAÕES S.A., hereinafter denominated VITEX MS, based at Avenida Joo Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 43.173.259/0001-47, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-11 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of VITEX MS, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of VITEX MS is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of VITEX MS as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of VITEX MS. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-11 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 598,396,625.92 (five hundred and ninety-eight million, three hundred and ninety-six thousand, six hundred and twenty-five reais and ninety-two cents), as stated in the VITEX MS's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12th, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:8 866819379 1 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:886681 93791 Dados: 2022.08.12 12:24:57 -03'00'

Appraisal Report AP-00656/22-11 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX MS 3. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

A TTACHMEN T 2

Appraisal Report AP-00656/22-11 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY VITEX MS  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.  Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

APPRAISAL REPORT AP - 0 0 656 /2 2 - 0 7 PARKIA MS PARTICIPAÇÕES S.A.

Appraisal Report AP-00656/22-07 1 APPRAISAL REPORT: AP-00656/22-07 VALUATION DATE: June 30th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF PARKIA MS PARTICIPAÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of PARKIA MS PARTICIPAÕES S.A., hereinafter denominated PARKIA MS, based at Avenida Joo Cabral de Mello Neto, no. 850, block 02, room 215 (part), Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 42.566.153/0001-40, on June 30, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-07 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of PARKIA MS, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of PARKIA MS is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of PARKIA MS as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of PARKIA MS. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-07 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 797,805,411.83 (seven hundred and ninety-seven million, eight hundred and five thousand, four hundred and eleven reais and eighty-three cents), as stated in the PARKIA MS's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12nd, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice-President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:8 8668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:8866819 3791 Dados: 2022.08.12 16:45:25 -03'00'

Appraisal Report AP-00656/22-07 4 5. LIST OF ATTACHMENTS 1. SUPPORT DOCUMENTATION 2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA MS 3. GLOSSARY RIO DE JANEIRO - RJ Rua do Passeio, no. 62, 6 andar Centro, CEP 20021-280 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851 SO PAULO SP Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22 Cerqueira Csar, CEP 01415-001 Tel.: +55 (11) 4550-2701

A TTACHMEN T 1

Folha: 1PARKIA MS PARTICIPACOES S.A(00046)CNPJ : 42.566.153/0001-40 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior ATIVO CIRCULANTE DISPONIBILIDADES BENS NUMERAacuteRIOS BANCO CONTA MOVIMENTO 11.463,56D19,54D BANCO ITAUacute S/A1-1-1-1-4-02 *****11.463,56D *********19,54D =BANCO CONTA MOVIMENTO *****11.463,56D *********19,54D =BENS NUMERAacuteRIOS *****11.463,56D *********19,54D =DISPONIBILIDADES APLICACcedillaOtildeES LIQUIDEZ IMEDIATA TIacuteTULOS VAL. MOBILIAacuteRIOS TIacuteTULOS DE RENDA FIXA 85.529,81D204.220,63D TITULOS DE RENDA FIXA1-1-2-1-1-01 *****85.529,81D ****204.220,63D =TIacuteTULOS DE RENDA FIXA *****85.529,81D ****204.220,63D =TIacuteTULOS VAL. MOBILIAacuteRIOS *****85.529,81D ****204.220,63D =APLICACcedillaOtildeES LIQUIDEZ IMEDIATA CONTAS A RECEBER IMPOSTOS A RECUPERAR IRRF 549,46D0,00D S/ APLICACcedillaOtildeES FINANCEIRAS1-1-4-6-1-01 ********549,46D **********0,00D =IRRF IRPJ/CSLL EXERCIacuteCIOS ANTERIORES 370,79D352,13D IRPJ SALDO NEGATIVO - 20211-1-4-6-5-24 47,95D45,54D CSLL SALDO NEGATIVO - 20211-1-4-6-5-25 ********418,74D ********397,67D =IRPJ/CSLL EXERCIacuteCIOS ANTERIORES ********968,20D ********397,67D =IMPOSTOS A RECUPERAR IMPOSTOS A COMPENSAR IMPOSTOS A COMPENSAR 17,31D46,47D PIS A COMPENSAR1-1-4-7-1-01 20,73D200,16D COFINS A COMPENSAR1-1-4-7-1-02 *********38,04D ********246,63D =IMPOSTOS A COMPENSAR *********38,04D ********246,63D =IMPOSTOS A COMPENSAR ******1.006,24D ********644,30D =CONTAS A RECEBER *****97.999,61D ****204.884,47D =T o t a l - CIRCULANTE NAtildeO CIRCULANTE INVESTIMENTOS SOCIEDADES CONTROLADAS - C. CORRIGIDO SOCIEDADES CONTROLADAS - C. CORRIGIDO 797.707.412,22D286.586.299,29D DUAS MARIAS COMERCIAL S.A.1-3-1-1-1-03 0,00D489.485.179,48D FAIR VALUE - DUAS MARIAS COMERCIAL S.A.1-3-1-1-1-07 797.707.412,22D 776.071.478,77D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 797.707.412,22D 776.071.478,77D =SOCIEDADES CONTROLADAS - C. CORRIGIDO 797.707.412,22D 776.071.478,77D =INVESTIMENTOS

Folha: 2PARKIA MS PARTICIPACOES S.A(00046)CNPJ : 42.566.153/0001-40 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior 797.707.412,22D 776.071.478,77D =T o t a l - NAtildeO CIRCULANTE 797.805.411,83D 776.276.363,24D =T o t a l - ATIVO

Folha: 3PARKIA MS PARTICIPACOES S.A(00046)CNPJ : 42.566.153/0001-40 Balanço Patrimonial Encerrado em 30/06/2022DescriçãoClassificaçãoExercício AtualExercício Anterior PASSIVO PATRIMONIO LIQUIDO CAPITAL SOCIAL CAPITAL SUBSCRITO CAPITAL SOCIAL SUBSCRITO 169.817.783,80C169.817.783,80C DE DOMICILIADO NO PAIS2-4-1-1-1-01 169.817.783,80C 169.817.783,80C =CAPITAL SOCIAL SUBSCRITO 169.817.783,80C 169.817.783,80C =CAPITAL SUBSCRITO 169.817.783,80C 169.817.783,80C =CAPITAL SOCIAL RESERVAS RESERVAS DE CAPITAL RESERVAS DE CAPITAL 71.848.173,64C71.848.173,64C RESERVAS DE CAPITAL2-4-2-1-1-01 *71.848.173,64C *71.848.173,64C =RESERVAS DE CAPITAL *71.848.173,64C *71.848.173,64C =RESERVAS DE CAPITAL RESERVAS DE LUCROS RESERVAS DE LUCROS 10.216.879,46C10.216.879,46C RESERVA LEGAL2-4-2-2-1-01 *10.216.879,46C *10.216.879,46C =RESERVAS DE LUCROS *10.216.879,46C *10.216.879,46C =RESERVAS DE LUCROS RESERVAS DE REALIZACcedillaAtildeO RESERVAS DE REALIZACcedillaAtildeO 43.569.560,97C53.366.641,28C RESERVA ESPECIAL (§5 art. 202 Lei nº 6404/76)2-4-2-3-1-01 *43.569.560,97C *53.366.641,28C =RESERVAS DE REALIZACcedillaAtildeO *43.569.560,97C *53.366.641,28C =RESERVAS DE REALIZACcedillaAtildeO 125.634.614,07C 135.431.694,38C =RESERVAS LUCROS/PREJUIZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS LUCROS/PREJUIacuteZOS ACUMULADOS 75.060.132,94C0,00C LUCROS ACUMULADOS2-4-3-1-1-01 *75.060.132,94C **********0,00C =LUCROS/PREJUIacuteZOS ACUMULADOS *75.060.132,94C **********0,00C =LUCROS/PREJUIacuteZOS ACUMULADOS *75.060.132,94C **********0,00C =LUCROS/PREJUIZOS ACUMULADOS AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO AJUSTE ACUMULADO DE CONVERSAtildeO 427.292.881,02C471.026.885,06C CTA2-4-5-1-1-01 427.292.881,02C 471.026.885,06C =AJUSTE ACUMULADO DE CONVERSAtildeO 427.292.881,02C 471.026.885,06C =AJUSTE ACUMULADO DE CONVERSAtildeO 427.292.881,02C 471.026.885,06C =AJUSTE ACUMULADO DE CONVERSAtildeO 797.805.411,83C 776.276.363,24C =T o t a l - PATRIMONIO LIQUIDO 797.805.411,83C 776.276.363,24C =T o t a l - PASSIVO

PARKIA MS PARTICIPACOES S.A(00046) APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPP
CNPJ: 42.566.153/0001-40
Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022 Diário :0 Folha: 5

Descrição	Classificação	Exercício Atual
RECEITAS		
RECEITAS OPERACIONAIS		
RECEITAS FINANCEIRAS		
RENDAS TIT. VAL. MOBILIARIOS		
TITULOS DE RENDA FIXA		
RECEITAS DE APLICAÇÃO FINANCEIRA	3-1-1-1-1-02	4.464,80C
=TITULOS DE RENDA FIXA		******4.464,80C
=RENDAS TIT. VAL. MOBILIARIOS		******4.464,80C
OUTRAS RECEITAS FINANCEIRAS		
OUTRAS RECEITAS FINANCEIRAS		
ATUALIZAÇÃO MONETÁRIA - TAXA SELIC	3-1-1-5-1-01	21,07C
=OUTRAS RECEITAS FINANCEIRAS		*********21,07C
=OUTRAS RECEITAS FINANCEIRAS		*********21,07C
=RECEITAS FINANCEIRAS		******4.485,87C
RES. PARTICIP. SOCIETARIAS		
RES. AVALIAÇÃO P/ PAT. LIQUIDO		
EM CONTROLADAS		
DUAS MARIAS COMERCIAL S.A.	3-1-3-1-1-61	9.850.471,10C
FAIR VALUE	3-1-3-1-1-63	65.319.466,39C
=EM CONTROLADAS		*75.169.937,49C
=RES. AVALIAÇÃO P/ PAT. LIQUIDO		*75.169.937,49C
=RES. PARTICIP. SOCIETARIAS		*75.169.937,49C
=T o t a l - RECEITAS OPERACIONAIS		*75.174.423,36C
=T o t a l - RECEITAS		*75.174.423,36C
DESPESAS		
DESPESAS OPERACIONAIS		
DESPESAS FINANCEIRAS		
ENCARGOS FINANCEIROS		
ENCARGOS FINANCEIROS		
TARIFAS BANCÁRIAS	4-1-1-1-1-05	10,00D
=ENCARGOS FINANCEIROS		*********10,00D
=ENCARGOS FINANCEIROS		*********10,00D
=DESPESAS FINANCEIRAS		*********10,00D

CNPJ: 42.566.153/0001-40Diário :0Folha: 6APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPPARKIA MS PARTICIPACOES S.A(00046)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício AtualDESPESAS ADMINISTRATIVASSERVICcedillaOS PROFISSIONAIS SERVICcedillaOS ADMINISTRATIVOSHONORAacuteRIOS ADVOCATIacuteCIOS 53.007,11D4-1-2-2-1-06HONORAacuteRIOS CONTAacuteBEIS 3.600,00D4-1-2-2-1-07ASSESSORIA E CONSULTORIA 15.014,58D4-1-2-2-1-09=SERVICcedillaOS ADMINISTRATIVOS *****71.621,69D=SERVICcedillaOS PROFISSIONAIS *****71.621,69DOUTRAS DESP. ADMINISTRATIVASOUTRAS DESP. ADMINISTRATIVASOUTRAS 194,00D4-1-2-3-1-03SERVICcedillaOS DE DESPACHANTE 2.399,44D4-1-2-3-1-07=OUTRAS DESP. ADMINISTRATIVAS ******2.593,44DPUBLICACcedillaOtildeES E PROPAGANDASPUBLICACcedillaOtildeES SOCIETAacuteRIAS 38.800,00D4-1-2-3-2-01=PUBLICACcedillaOtildeES E PROPAGANDAS *****38.800,00D=OUTRAS DESP. ADMINISTRATIVAS *****41.393,44DDESPESAS TRIBUTAacuteRIASIMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES TAXA FED., EST. E MUNICIPAIS 1.056,70D4-1-2-5-1-05PIS S/ RECEITA FINANCEIRA 29,16D4-1-2-5-1-08COFINS S/ RECEITA FINANCEIRA 179,43D4-1-2-5-1-09=IMPOSTOS, TAXAS E CONTRIBUICcedillaOtildeES ******1.265,29D=DESPESAS TRIBUTAacuteRIAS ******1.265,29D=DESPESAS ADMINISTRATIVAS ****114.280,42DRES. PARTICIP. SOCIETAacuteRIASRES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDOEM CONTROLADAS 0,00D4-1-4-1-1=RES. AVALIACcedillaAtildeO P/PAT. LIacuteQUIDO **********0,00D=RES. PARTICIP. SOCIETAacuteRIAS **********0,00D=T o t a l - DESPESAS OPERACIONAIS ****114.290,42D=T o t a l - DESPESAS ****114.290,42D

CNPJ: 42.566.153/0001-40Diário :0Folha: 7APEX AUDITORES, CONTADOR E CONSULTORES LTDA - EPPPARKIA MS PARTICIPACOES S.A(00046)Demonstração do Resultado do Exercício de 01/01/2022 até 30/06/2022DescriçãoClassificaçãoExercício AtualRESULTADO DO EXERCIacuteCIO==================================================================================================== RECEITAS--------------> 75.174.423,36C DESPESAS + CUSTO--------------------> 114.290,42D LUCRO LIacuteQUIDO DO EXERCIacuteCIO: **75.060.132,94 ====================================================================================================

A TTACHMEN T 2

Appraisal Report AP-00656/22-07 - Attachment 2 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY PARKIA MS  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost, plus income earned up to the closing dates for the years, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, subject to an insignificant risk of change in value.  Investments The company's investments are recognized using the equity method from the date the investment was acquired. According to this method, financial interests in companies are recognized in the financial statements at acquisition cost and are periodically adjusted by the amount corresponding to the company's share of net income, with a contra entry to equity in the income statement. Dividends received from these companies are recorded as a reduction in the value of investments.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

APPRAISAL REPORT AP-00656/22-03 DUAS MARIAS COMERCIAL S.A.

Appraisal Report AP-00656/22-03 1 APPRAISAL REPORT: AP-00656/22-03 VALUATION DATE: June 30th, 2022 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF DUAS MARIAS COMERCIAL S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhes Neto, no. 1,752, 10th floor, rooms 1,009, 1,010, and 1,011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of DUAS MARIAS COMERCIAL S.A., hereinafter denominated DUAS MARIAS, based at Avenida Afonso Pena, no. 5,723, room 1,601, Santa F, City of Campo Grande, State of Mato Grosso do Sul, registered in the National Register of Legal Entities of the Ministry of Economy under no. 19.328.576/0001-00, on June 30th, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

Appraisal Report AP-00656/22-03 2 1. PURPOSE OF APPRAISAL The shareholders' equity assessment of DUAS MARIAS, as of June 30th, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the incorporation of the company by SUZANO. The assets comprise the properties detailed in Attachment 2 of this Appraisal Report. 2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of DUAS MARIAS is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the CPC and approved by the CFC, as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 3 of this Valuation Report. 3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of DUAS MARIAS as of June 30th, 2022, in accordance with the Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of DUAS MARIAS. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

Appraisal Report AP-00656/22-03 3 4. CONCLUSION Based on the work carried out, we concluded that the amount of BRL 797,707,412.22 (seven hundred and ninety-seven million, seven hundred and seven thousand, four hundred and twelve reais and twenty-two cents), as stated in the DUAS MARIAS's balance sheet as of June 30th, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed in accordance with Brazilian accounting practices. Rio de Janeiro, August 12th, 2022. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice President Accountant (CRC/RJ-118.263/P-0) LUIZ PAULO CESAR SILVEIRA:8 8668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:886681 93791 Dados: 2022.08.12 12:22:59 -03'00'

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. PROPERTIES TO BE INCORPORATED
3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY DUAS MARIAS
4. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, no. 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, no. 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

Appraisal Report AP-00656/22-03 4

A TTACHMEN T 1

A TTACHMEN T 2

APPRASIAL REPORT AP-00656/22-03 ATTACHMENT 2 - PROPERTIES TO BE INCORPORATED

Property name	Current rec.	District	County	State	Total area (ha)	Duas Marias area (ha)	Duas Marias percentage	Amount per registration or fraction
Fazenda Curucaca	57035	Três Lagoas	Três Lagoas	MS	4941.175	4941.175	100%	R$ 74,391,036.68
Horto Flor da Serra	92416	Três Lagoas	Três Lagoas	MS	1700.073	1700.073	100%	R$ 25,595,162.69
Fazenda Brasileira e Outras	6558	Brasilândia	Brasilândia	MS	13.067	13.067	100%	R$ 176,404.50
Fazenda Morada do Sol	48602	Três Lagoas	Três Lagoas	MS	1148.118	1148.118	100%	R$ 17,285,299.20
Fazenda Brasileira e Outras	6429	Brasilândia	Brasilândia	MS	12125.579	12125.579	100%	R$ 163,695,316.50
Fazenda Brasileira e Outras	9951	Brasilândia	Brasilândia	MS	17838.148	17838.148	100%	R$ 210,913,531.31
Horto Rio Verde	92332	Três Lagoas	Três Lagoas	MS	6698.862	6698.862	100%	R$ 100,853,604.88
Horto Rio Verde	34216	Três Lagoas	Três Lagoas	MS	12767.553	12767.553	100%	R$ 192,219,766.27
Total					57233	57233		R$ 785,130,122.03

APSIS CONSULTORIA E AVALIAÇÕES LTDA. 1/1

A TTACHMEN T 3

Appraisal Report AP-00656/22-03 - Attachment 3 1 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY DUAS MARIAS  Cash and cash equivalents Comprise cash balances, and demand bank deposits and financial investments. Short-term investments are stated at cost − plus income earned up to the closing dates of the years −, with maturities of less than 90 days or without fixed redemption terms, with immediate liquidity, and are subject to an insignificant risk of change in value.  Property, plant and equipment Property, plant and equipment items are measured at the historical cost of acquisition/installation or construction, less accumulated depreciation, and accumulated impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that they will generate future economic benefits that can be measured reliably. The book value of replaced items or parts is written off, and all other repairs and maintenance are charged to income for the year when incurred. An item of property, plant and equipment is written off after disposal or when there are no future economic benefits from its continued use. Any gains or losses on the sale or disposal of the asset are determined by the difference between the amounts received on sale and the residual book value of the asset and are recognized in profit or loss. Depreciation is recognized using the straight-line method based on the estimated useful life of each asset so that the cost amount less the residual value of the item after its useful life is fully written off (except for land and construction in progress). Expected useful lives, residual values and depreciation methods are reviewed at least year-end, and the effect of any changes in estimates is accounted for prospectively.  Liabilities They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

A TTACHMEN T 4

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

IFRS (International Financial Reporting Standards)

International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment

See Impairment losses

Impairment Losses (impairment)

Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach

Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost

Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset

Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)

Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property

Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value

Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability

Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity

Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach

Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple

Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt

Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets

Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets

Assets that are basic to the company's operations.

Operating Lease

That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

www.pwc.com.br (A free translation of the original in Portuguese) Engagement letter for professional services March 2022 Suzano S.A. Revisado porMaria de Fatima Gerolin - JUR EXT 00018209

(A free translation of the original in Portuguese) 2 of 10 PricewaterhouseCoopers Auditores Independentes, Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 a 6, Edificio Adalmiro Dellape Baptista B32, Itaim Bibi, SP, CEP 04538-132, PO Box 61005, T: +55 (11) 3674 2000 , www.pwc.com.br Attention: Mr. Marcelo Bacci Mr. Arvelino Cassaro To Suzano S.A. Avenida Brigadeiro Faria Lima, 1355 São Paulo – SP March 15, 2022 Dear Sirs, 1 PricewaterhouseCoopers Auditores Independentes Ltda, established at capital of the State of São Paulo, with principal offices at Avenida Brigadeiro Faria Lima, 3732, 16th and 17th floor, parts 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, and enrolled in the National Corporate Taxpayers' Register (CNPJ/MF) under No. 61.562.112/0001-20 ("PwCAI"), is pleased that you have selected us to perform audit services for your Company. The purpose of this letter is to confirm our understanding with respect to your and our responsibilities in connection with our engagement as independent auditors of (i) Rio Verde Participações e Propriedades Rurais S.A. and (ii) Suzano Trading Ltd. ("Entities"), for the period ended on May 31, 2022, for issuance of expert reports on the net book equity values based on accounting records on May 31, 2022 ("expert reports"). The terms of this letter will remain effective unless amended in writing with the agreement of both parties. 2 We will issue expert reports on the net book equity values based on accounting records of the Entities on May 31, 2022 and corresponding attachments, prepared in conformity with accounting practices adopted in Brazil. Our reports will be based on the audit procedures applied to the balance sheets of the Entities. Our audits will be conducted with the objective of supporting the expert reports on the net book equity values. Upon completion of our audit, we will issue and deliver to Suzano S.A. our appraisal report on net book assets in Portuguese and English. 3 We will discuss with you a timetable for our work, which will include a final visit, once we have had sight of the balance sheet. We expect to deliver a draft of our expert reports for your review approximately one week after completion of our field work, and to issue our final reports after receiving the management representation letters. Compliance with the above deadlines and delivery by Suzano S.A., on a timely basis, of all the documents, information and representation letters, is necessary for the performance of our services. 4 Our expert reports will express our conclusion on the net book equity value of the Entities, including consideration, if necessary, of adjustments identified during the audit. In addition, our reports may Revisado porMaria de Fatima Gerolin - JUR EXT 00018209

Suzano S.A. March 15, 2022 3 of 9 include an emphasis of matter paragraph or a paragraph on other matters, considering the circumstances also described in the auditing standards. 5 Our audits will be conducted in accordance with independent audit professional and ethical standards applicable in Brazil, that is, those arising from the professional and technical standards of the Brazilian Federal Accounting Council (CFC). Those standards require that we comply with ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the CFC, and also that the audit be planned and performed to obtain reasonable assurance about whether the balances of the net book equity value are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net book equity values, whether due to fraud or error. The risks of not detecting a material misstatement that may result from fraud are higher than those arising from errors, since fraud may involve intentional acts of circumventing the internal controls, collusions, forgeries, omissions or false presentations and representations. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management. 6 Reasonable assurance means an increased level of assurance, but not the guarantee that an audit carried out in accordance with the Brazilian and International Standards on Auditing will always detect possible existing material misstatements. These misstatements may result from fraud or error and are considered material when, individually or as whole, they may influence, within a reasonable perspective, the economic decisions made by users based on the related financial information. 7 Due to the limitations inherent to the audit process and to the internal control structure, there is an inherent risk that significant errors may not be detected, even if the audit is properly planned and performed in accordance with applicable auditing standards. Our risk assessment will consider internal controls that are significant in the preparation of the balance sheets of the Entities, in order to determine the audit procedures that are appropriate in the circumstances, but not to express an opinion on the effectiveness of such internal controls. However, we will report in writing any significant deficiencies in the internal controls that may be relevant for the balance sheets, if identified during our audit procedures. These reports are for the exclusive use of management. 8 The balance sheets to be audited by us are the responsibility of management. Management is responsible for the proper preparation and presentation of the balance sheets in accordance with accounting practices adopted in Brazil, and for the internal control structure required for the preparation of the balance sheets free of any material misstatements, whether due to fraud or error. The audit of the balance sheets and the issuance of the expert reports do not relieve management of this responsibility. Management is also responsible for making available to the auditor all significant information used when preparing the balance sheets, such as accounting records, related documents and other matters, as well as additional information that may be requested from management for audit purposes, and providing unrestricted Revisado porMaria de Fatima Gerolin - JUR EXT 00018209

Suzano S.A. March 15, 2022 4 of 9 access to Entities' personnel as the auditor may deem necessary to obtain audit evidence. 9 As required by Brazilian auditing standards, we will make specific inquiries of management and others about the representations embodied in the balance sheets and the effectiveness of internal control over transactions, records and financial reporting. Brazilian auditing standards also require that we obtain a representation letter from certain members of management, including the managing director (diretor- presidente), covering matters which are material to the expert reports. Additionally, management agrees to inform us of facts that may affect the expert reports, of which it may have become aware during the period between the date of the expert reports and the date on which the reports are made available. The results of our audit tests, the responses to our inquiries and the written representations of management comprise the evidential matter upon which we intend to rely in forming our conclusion expressed in the expert reports on the net book equity values. 10 Management has the primary responsibility for the prevention and detection of fraud and errors. In this context, an effective internal control structure reduces the possibility that fraud and errors may occur or, at a minimum, contributes to their being detected, either by management or by the independent auditor. 11 Consequently, although we cannot guarantee the detection of fraud or errors, we will plan and perform our audit to obtain reasonable, but not absolute assurance of detecting errors or fraud that would have a material effect on the balance sheets. Audits are based on the concept of selective testing of the data underlying the balance sheet. Audits are, therefore, subject to the limitation that errors, fraud and illegal acts having a direct and material impact on the balance sheets, if they exist, may not be detected. In addition, our consideration of existing control systems will not be sufficient to allow us to provide assurance regarding the reliability and effectiveness of the internal controls related to transactions, records and financial reporting. 12 Our audits will not include a detailed audit of transactions to identify errors or fraud which do not materially misstate the net book equity values. However, we will communicate to you any such matters that come to our attention. In this context, the concept of materiality is measured in relation to the net book equity values and not in relation to an absolute or isolated effect. 13 If you intend to publish or reproduce, in printed form or electronically (e.g. on an Internet website), our expert reports, or otherwise make reference to PwCAI in a document that contains other information, management agrees to provide us with a draft of such document to read, review and approve before the document is distributed to third parties (regulatory agencies, stock exchanges etc.) and our expert reports are included. We emphasize that our expert reports must be reproduced in its entirety, including the attachments. Revisado porMaria de Fatima Gerolin - JUR EXT 00018209

Suzano S.A. March 15, 2022 5 of 9 14 If you wish to include our expert reports in a securities offering document or in some other form of document, you agree that you will obtain our prior permission or consent. Likewise, no reference to PwCAI may be included in such documents without our prior consent. Any agreement to perform work in connection with these documents will be a separate engagement and subject to a separate engagement contract. 15 The regulations established by certain countries include the requirement that the auditor be registered in that country if the Entity makes an offering or files the financial information with the expert reports on the net book equity values. The potential consequences of non-compliance with this requirement for the auditor to register on a timely basis may be serious for both the auditor and Suzano S.A. Suzano S.A. agrees that our expert reports on the net book equity values, or reference to us, must not be included in an offering document for a regulatory body, or equivalent, domiciled abroad without our previous consent, in writing. Any agreement to perform a work related to an offering, including our consent, must be subject to a separate service agreement. 16 The Entities agree to provide, on a timely basis, copy of reports, notices or orders issued by the regulatory entities to which the Entities are subject and which are, directly or indirectly, related to the expert reports and, therefore, may be of interest to the independent auditor. The entities also agree, in cases not prohibited by law, to immediately inform PwCAI of the receipt of any official communication, official letter, written notice, assessment notice, court order or request ("communications" or "notices") from the authorities requiring the presentation of information and/or clarifications about frauds or alleged frauds, or noncompliance with laws or regulations. The Entities also agree to provide PwCAI with a copy of the statements, answers, considerations and other communications sent to such authorities in response to the communications received. 17 Our audits will be performed with the key objective of issuing the expert reports on the net book equity values, in connection of the process of the Entities being merged into Suzano S.A., and will not be planned or performed to meet specific transaction requirements or expectations of any third party. Therefore, items of possible interest to a third party will not be specifically addressed and matters may exist that would be assessed differently by a third party, possibly in connection with another specific transaction. 18 PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers, each of which is a separate and independent legal entity. PwCAI may, at its own discretion, use and/or subcontract resources from other PwC firms and/or third parties (hereinafter "PwC Subcontracted parties"), in Brazil or abroad, in connection with the provision of services and/or for compliance with internal, administrative and/or regulatory requirements. Each PwC Subcontracted party is subject to confidentiality requirements similar to those of PwCAI. Thus, the Company agrees that PwCAI may provide information that it receives in connection with this agreement to PwC Subcontracted parties for such purposes. PwCAI will be solely responsible for the provision of the services (including those performed by PwC Subcontractors) and for the protection of the information provided to the PwC Subcontractors. Revisado porMaria de Fatima Gerolin - JUR EXT 00018209

Suzano S.A. March 15, 2022 6 of 9 19 As you are aware, various standards as well as provisions related to money laundering prevention are in effect, including Laws 9,613/98 and 12,683/12. These laws require auditors, accounting advisors and consultants to report certain circumstances to the Financial Activities Control Council (COAF), as described in those laws and in the regulations approved by COAF and/or other regulatory agencies of our professional activities. The parties undertake to fully comply with these laws and with Law 12,846/2013 ("Anti-corruption Law"). If PwCAI is required to report any circumstances under these laws, such communication does not constitute and will not constitute a breach of our professional and/or contractual obligation to preserve client confidentiality. Likewise, the disclosure of our work material to national and international regulatory agencies responsible for overseeing audit firms does not and will not constitute a breach of our professional and/or contractual obligation to preserve client confidentiality. 20 During our engagement, we may develop software, including spreadsheets, documents, databases and other electronic tools to support our work. In some cases, these tools, data and documents may be provided to the Entities upon formal request. As these tools were developed specifically for our purposes and without consideration of any purpose for which Entities might use them, they are made available on an "as is" basis for the exclusive use of the Entities and should not be distributed to or shared with any third party. Furthermore, we can provide no representations or warranties as to the sufficiency or appropriateness of the software tools for any purpose for which the Entities may use them. Any software tools developed specifically for the Entities will be covered by a separate engagement letter. 21 The methods, tools, working papers and audit files created by us during our audit work, including the electronic documents and files, are the exclusive property of PwCAI, according to the standards governing our professional activities. 22 Moreover, we may communicate electronically with you during the engagement through the e-mail address informed to each other in writing, whose transmission of information cannot be guaranteed to be secure or error free since it can be intercepted, corrupted, lost or destroyed, arrive late or incomplete or otherwise be adversely affected or unsafe to use. 23 Our fees for this audit engagement will be R$ 90,000.00. Being, R$ 77.175,00, net of taxes, charges and other contributions expected to accrue for the services contracted plus out-of-pocket expenses, provided that they are previously authorized in writing and in compliance with Suzano's Policies. This estimate takes into account the agreed-upon level of preparation and assistance from the Entities' personnel. We will advise management should this not be provided or should any other circumstances arise which may cause actual time to exceed the estimate. The value of our fees, as established in this instrument, includes taxes, fees, contributions and other charges levied on the services contracted herein in accordance with the legislation in force on the date of issuance of this contract letter. 24 Our fees will be billed in a single invoice falling due July 10, 2022. Revisado porMaria de Fatima Gerolin - JUR EXT 00018209

Suzano S.A. March 15, 2022 7 of 9 25 Our fees take the following into consideration: (a) Support from Company personnel for prior preparation of analyses (requests for analyses) and account reconciliations, which are necessary for the closing of accounts and to prepare the balance sheets and are critical to the audit, as well as the identification and separation of documents on file, and the supply of information in response to our inquiries. We emphasize that the correct and full completion of requests for analyses (to be prepared in advance of our visits) on a timely basis is critical for the assignment to be completed efficiently and within the proposed budgeted hours. Our process of requesting our clients to prepare these analyses and schedules is actually advantageous and cost-effective to the Company, since our time is exclusively dedicated to the review of information and data relating to the accounts, rather than their compilation. (b) Fees for additional consultations involving our specialized departments or services will be charged separately, and the fees will be discussed with and approved by you prior to the issuance of the related invoices. (c) Reimbursement for expenses, such as transportation (air or land), lodging, meals, telephone calls, mileage, etc., provided that previously authorized in writing and in compliance with Suzano's Policies, will be billed to you at cost through separate periodic debit notes. (d) Our fees do not include certain taxes, charges and other contributions on fees for services, as required by legislation as of the billing date. Such taxes, charges, and contributions will be added to each of the services to be billed. 26 Suzano S.A. must make the relevant payment up to the maturity date. In the event of late payment, Suzano S.A., by law, will be considered to be in default, and the outstanding balance will accrue a fine of 2% plus interest on arrears of 0,5% per month plus indexation charges on a "pro rata die" basis, based on the IPCA/IBGE. At PwCAI's discretion, and without prejudice to the possibility of termination of the engagement, PwCAI may interrupt the provision of services until the payment is settled, upon express communication to Suzano S.A.. Such situation will not give rise to any basis for a claim by Suzano S.A. for delays in meeting agreed dates for the contracted services, which will be extended for the same number of days as payment is delayed. 27 Any additional services that you may request and that we agree to provide will be the subject of separate written arrangements. 28 It is our desire to provide you at all times with a high quality service to meet your needs. If, at any time, you would like to discuss with us how our services could be improved or if you are dissatisfied with any Revisado porMaria de Fatima Gerolin - JUR EXT 00018209

Suzano S.A. March 15, 2022 8 of 9 aspect of our services, please raise the matter immediately with the partner responsible for that aspect of our services to you. If, for any reason, you would prefer to discuss these matters with someone other than that partner, please contact our lead audit partner, Washington Cavalcanti, (+55 11 3674 2000). In this way, we are able to ensure that your concerns are dealt with carefully and promptly. 29 Please note that PwCAI maintains a client satisfaction monitoring program, which includes interviews and written surveys of selected clients each year. 30 The contract described by this letter, when accepted by you, shall be governed by, and construed in accordance with, the laws of Brazil and it is hereby irrevocably agreed and accepted that the courts of São Paulo shall have exclusive jurisdiction to settle any claim, litigation or dispute, including, without limitation, claims for compensation or counterclaims which may arise out of, or in connection with, such contract. Each party irrevocably waives any claim for an action that has been brought in an inappropriate forum or in courts that do not have the appropriate jurisdiction. 31 This Contract Letter is subject to the terms of the Master Agreement signed between the Parties on 09/22/2020, which will prevail in case of conflict. 32 This letter is being issued in Portuguese and English. In case of conflict between the two versions, the contract letter in Portuguese will prevail. 33 Please acknowledge receipt of this letter and your agreement to the terms of our engagement as set out herein by signing the enclosed copy of the letter in the space provided and returning it to us. If your "in agreement" cannot be provided in the next 30 days, we reserve the right to review the terms, provisions, and other conditions described herein. 34 If you require any further information or wish to discuss the terms of our engagement further before replying, please do not hesitate to contact us. Very truly yours, PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 José Vital Pessoa Monteiro Filho Revisado porMaria de Fatima Gerolin - JUR EXT 00018209

Suzano S.A. March 15, 2022 9 of 9 Contador CRC 1PE016700/O-0 In agreement: Suzano S.A. Date Witnesses: Name: Daniela Teruko Individual Taxpayers’ Registry (CPF): 47.828.334-23 Name: Arvelino Cassaro Regional Accounting Council (CRC) 1ES007400/O-4 S SP Revisado porMaria de Fatima Gerolin - JUR EXT 00018209

Business Proposal AP - 00 775 /22 Company : SUZANO PAPEL E CELULOSE S.A. C / O : Mrs .. Virginia Tavares Ribeiro

SINCE 1978,
CREATING VALUE

Apsis has stood out in the market as an independent consultancy firm specialized in appraisals and value generation for its clients.

Apsis' credibility and impartiality has made its results to be regarded as a reference for decision-making at major Company.

OUR SOLUTIONS

ASSET MANAGEMENT | *BUSINESS VALUATION* | *CONSULTING BUSINESS* | *TAX & ACCOUNTING ADVISORY* | SUSTAINABILITY

CERTIFICATES

IVSC INTERNATIONAL VALUATION STANDARDS COUNCIL | RICS | IBAPE | IIBV | CFC | IACVS

OUR NUMBERS

- More than **20,000** reports issued
- More than **R$ 23 million** in assets inventoried and reconciled in the last 3 years
- **2,000 clients**, 80% of which comprising major corporations
- More than **R$ 65 billion** in real estate properties appraised
- More than **R$ 600 billion** in assets appraised in the last 3 years
- More than **500 reports** registered with the CVM
- Apsis issued, in the last 2 years, 100 reports for premium allocation, identifying an amount of over **R$ 21 billion**
- **Financial, accounting and tax consulting** on acquisition and fundraising process for public and private Company
- **Diagnosis** for adoption of accounting pronouncements for Company of various segments

ACKNOWLEDGMENTS

We appreciate the confidence in our work. We're committed to a high standard and a prompt and customized service. Our experience in many different industries helps us to clearly identify the needs of your company and propose efficient solutions that suit your business. We hope that your acceptance results on a fruitful partnership.

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Página 3 de 10 Proposal AP - 00 775 /22 Ju ly 1 2 , 2022 SUZANO PAPEL E CELULOSE S.A. Avenida Brigadeiro Faria Lima, 1355, Pinheiros São Paulo - SP C/O : Mrs. Virginia Tavares Ribeiro Dear Mrs, We are pleased to present our proposal to the requested services .. We are at your disposal in case of doubts or clarifications. Business Contact : Renata Lopes | renata.lopes @apsis.com.br 1. PROJECT SCOPE 1.1. Understanding of the situation Pursuant to the understandings held, Suzano Papel e Celulose S.A. (“Suzano”, “Company” or “ Client ”) contacted Apsis Consultoria e Avaliação Ltda. (“APSIS”) to prepare a Business Proposal, for the issuance of accounting reports in accordance with articles 226, 227 and 252 of Law No. 6,404/76 or in accordance with articles 1,116 and 1,117 of the Civil Code ( incorporation ), referring to the accounting information of the Object Compan y Caravelas Florestal S.A. (“ O bject Company ”), related to the corporate transaction to be ca rried out. The aforementioned corporate transaction, as informed by the Company, consists of the incorporation of th is Object Company by their direct shareholders and, in this context, one report will be issued at book value referring to the corporate transaction , in Reais and in Portuguese. Th is same report will also be issued at book value referring to t he corporate transaction , in the version in Reais and in English. Based on Law No. 6,404/76 (Public Company type) or Civil Code (limited Company ), as applicable, the following corporate transactions require the issuance of accounting reports: ▪ Merger oper ations: operations whereby one or more Company are absorbed by another, which succeeds them in all their rights and obligations. For this operation, the issuance of a report is required based on articles 226, 227, and 252 of Law No. 6,404/76 or articles 1,116 and 1,117 of the Civil Code, where the value of the shareholders' equity to be merged is evaluated at its book value on the chosen closing date.

1.2. Project description

Under the terms and for the purposes of the articles mentioned above, the accounting reports will be conducted in compliance with the guidelines established by the Brazilian Accounting Standards. The issuance of an appraisal report at book value presupposes, as a mandatory requirement, the examination of the amounts of the assets, rights and obligations, which make up the shareholders' equity or net assets of the Object Company to appraisal.

APSIS's professional responsibility will be to issue accounting reports for corporate reorganization purposes. The Company's Management will be responsible for preparing the balance sheet and all relevant statements for its preparation on the selected base date. The responsibility for the corporate reorganization rests exclusively with the Company and its legal advisors. It is not part of the scope proposed here to issue any type of opinion on the corporate reorganization process, limiting APSIS only to the assessment of the book values of the Object Company. The present proposal assumes that the information, records, and documents necessary for the review will be available to us promptly.

Our work will be exclusively based on the information provided by the Company about the Object Company, and the information will be made available through a digital platform provided by the Company or by email.

Reports will be issued under CTG 2002 - Valuation Report Issued by an Accountant, of November 22, 2019, as approved by the Federal Accounting Council ("CTG 2002"), and with Law 6,404/76, which provides for the joint-stock Company or under the Civil Code which provides for limited Company, in reais, and Portuguese language, as they are national regulatory documents.

The execution of the procedures described in this proposal cannot be taken as a guarantee of the absence of errors (unintentional errors) or irregularities or frauds (intentional errors).

Based on the provisions of CTG 2002, the Client has responsibilities that include (i) preparation of accounting information in accordance with Brazilian accounting practices and in accordance with guidelines from specific bodies, (ii) maintenance of internal controls that allow the preparation of accounting information free from material misstatement, whether caused by fraud or error, (iii) provision of accounting information, such as records and documentation for carrying out the work, (iv) asset protection and fraud prevention and detection, and (v) reliable bookkeeping of transactions through records that support accounting information. The Client must formally represent to APSIS that these responsibilities have been observed.

The Client is aware that a report to be issued may contain paragraphs of emphasis related to uncertainties and explanatory paragraphs using measurable adjustments identified in the execution of the works. Any specified adjustments must be confirmed by the Client in the formal representation to be issued before the issuance of the accounting report. Additionally, the Client is aware that APSIS may refrain from issuing an accounting report if restrictions or limitations are found in the scope of the work that prevents the issuance of a conclusive report, such as the identification of potential adjustments that are not subject to measurement on the chosen closing date and/or absence of supporting documentation of the accounting balances of the Object Company. If APSIS abstains from issuing a report, a formal communication will be sent to the Client with the justifications for the aforementioned impossibility of issuing the report and the fees will be due in the extension of the work carried out until that date.

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1.3. Documentation required

The following is a non-exhaustive list of the initial documentation required by the Object Company. The complete list with the necessary analyzes will be sent in due course (after approval of the referred proposal), in what applies to the situation of the Object Company of our works.

- The analytical balance sheet of the Company and its investees;
- Balance sheet signed by the Company (with decimal places);
- Bylaws/articles of association and corporate acts;
- “From to” from the analytical balance sheet to the Balance Sheet table;
- Latest audited financial statements;
- Latest revised interim financial information;
- Letter of representation to be signed by representatives of the Object Company and the Contracting Party (model to be made available by APSIS);
- Information about subsequent events and uncertainties (email with questions will be sent by APSIS on a date close to the issuance of the accounting report;
- Accounting policies adopted;
- Current account statements and financial investments;
- Evidence of the most recent inventory of stocks (contemplating the conclusion and eventual adjustments);
- Stock movement between the last inventory date and the base date;
- Evidence of the most recent inventory of property, plant, and equipment;
- Analytical composition of fixed assets, including asset identification, entry date, useful life, cost, and accumulated depreciation;
- Latest reports of impairment tests of the assets of the Object Company;
- Land appraisal report or other evidence of its market value;
- Composition and movement of biological assets from January 2022 to the base date;
- Calculation of the Fair Value of the biological asset; and
- Worksheets for contingency controls.

If the documentation and/or information necessary for the development of the work is not provided by the Client and obtaining or preparing them results in additional hours of work by the APSIS team involved in the project, said hours will be calculated and charged according to the current hourly rate/man table presented in this proposal. It will also apply when documentation or information is replaced after project execution begins.

Página 5 de 10

Página 6 de 10 1.4. Additional considerations It is not part of the scope of the services proposed in this proposal: • Execution of works outside the scope of this proposal; • Review, issue of opinion or manifest on the proposed corporate reorganization; • Assessment if the operation meets plausible economic aspects and justifications to be carried out; • Making accounting entries or any modification in management reports, which are the responsibility of the Client or the entities involved in the corporate reorganization, except when detailed as part of this proposal; • Assessment of the competence of the people of the Client and the Object Company , in their current and/or future functions; • Issuance of a report by the independent auditors on the financial statements, quarterly information and pro forma financial information; • Issuance of an accounting or legal opinion; • Sanitation of databases; • Directly extracting from the Com pany's systems the databases necessary for carrying out the proposed works; • Fiscal/tax planning or improvement; • Reviews and/or definition of strategic planning; • Alterations and/or elaboration of manuals of norms and procedures; • Elaboration of policies and/or documentation of adopted accounting practices; • Measurement of the impacts of adopting accounting standards; and • Elaboration/implementation of processes and controls. The proposal's scope does not include hours for clarification of the Audit. According to the current hour/man rate table, the necessary hours will be charged. Any work not described in the scope of this proposal that may be performed at the request of the Client , directly or indirectly related to this proposal, will be char ged as additional work hours of the APSIS team involved in the project or, if requested, may be subject to a new proposal. These hours will be calculated and charged according to the current hour/man rate table, as follows: Category : Value net of taxes , in R$: Gross value of taxes , in R$ (1) : Dire c tor/ Partner 730 .. 80 800 .. 00 Manager 621 .. 18 680 .. 00 Consult ant 356 .. 27 390 .. 00 Staff 182 .. 70 200 .. 00 (1) Covers PIS, COFINS and ISS taxes based on the rates in effect on the date of this proposal, which represent 8.65%. If there is any change in the tax burden on a date before the invoicing of our fees, we will promptly inform and reflect the increase or decrease in the reported man - hour rates.

Página 7 de 10 2. PRESENTATION OF THE APPRA I SAL REPORT The final report will be presented in digital form, an electronic document in Portable Document Format (PDF) in Portuguese and English versions and will be available in an exclusive environment for the client on our ext ranet for 90 (ninety) days. The report may be made available in digital format, with signatures via certification, or in physical form, to be sent to the client. If the Client requests it, APSIS may provide the physical copy of the report, free of charge, within 05 (five) business days, in a single - copy printed document. 3. DEADLINE APSIS expects to present a draft report within 15 ( fi f teen ) business days, considering that the Mana gement, the Company and/or those involved will make available, at the beginning of the work, all the information necessary to carry out the work. Upon receiving the draft report, the Client will have up to 20 (twenty) days to request clarifications and app rove the final issuance of the document. After this time, APSIS may consider the work closed and will be authorized to issue the final invoice, regardless of the issuance of the final report. After approval of the draft, APSIS will have a period of 05 (fiv e) business days to issue the final report. The services will begin with the express acceptance of the present proposal, the payment of the down payment, and the receipt of the complete documentation necessary for the development of the work. Changes requested after delivery of the digital report will be subject to a new budget.

Página 8 de 10 4. FEES The professional fees for executing the services proposed herein are described in the table below and will be invoiced from the date of acceptance of the proposal, with the invoice due within 5 (five) days from each event that gave rise to the charge. After maturity, the interest of 1% (one percent) per month will be charged on the net value of the invoice, plus a 2% fine on the invoice va lue, for default. Fees in BRL Fees net of taxes Gross fees (with taxes) (1) 12 accounting reports ( including English version ) R$ 17 , 356. 5 0 R$ 1 9, 000,00 (1) The fees indicated above as gross fees cover PIS, COFINS, and ISS taxes based on the effective rates on the date of this proposal, which represent 8.65%. If there is any change in the tax burden on a date before the invoicing of our fees, we will promp tly inform and reflect the increase or decrease in the fees to be invoiced. We propose that fees be billed as follows: • 50 .. 00% (fifty percent) of the total amount upon acceptance of this proposal • 50 .. 00% (fifty percent) of the total amount upon delivery of the working draft Services that go beyond the expected scope will be informed to the Client and charged upon issuance of an activity report by APSIS containing the date, description of the work, and time used. 5. VALIDITY OF PROPOSAL This proposal is valid for 30 (thirty) days, counting from the date of its submission. 6. CONFIDENTIALITY APSIS is responsible for maintaining the strictest confidentiality concerning confidential information that it becomes aware of during the execution of the services. For this proposal, any information to which APSIS may have access, directl y or indirectly, depending on the services to be provided, will be considered confidential. Confidential information includes all types of oral, written, recorded and computerized documentation disclosed by the customer in any form or obtained from observa tions, interviews or analyses, properly and without limitation covering all machinery, compositions, equipment, records, reports , sketches, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes , procedures, techniques, models and tangible and intangible incorporations of any nature. APSIS, its consultants and collaborators have no direct or indirect interest in the Company involved or the operation described in this proposal.

Página 9 de 10 7. GENERAL CONDITIONS The basic parameters relevant to the scope of the service will be defined immediately after the acceptance of this proposal, to allow the planning of the work to be performed. Any changes to the data referenced in the Assumptions section of this proposal may result in further analysis by the Consultancy and, in turn, compose the object of a complimentary proposal. If, during the development of the works, the Entity decides to interrupt/cancel the restr ucturing operation, the execution of our services will be suspended immediately, the installments already paid will not be subject to return/refund, and the Client must pay APSIS the fees related to the work already carried out and not billed, if applicabl e. If the draft report has been presented to the Administration, the work will be considered complete, and all fees must be paid. If, after acceptance of the proposal, a need to change or expand the scope of the project initially foreseen is identified in such a way that it is necessary to extend the period of execution of the work, the situation will be promptly communicated to the Entity, analyzing the impacts of additional and new work jointly, as well as the need to bill additional fees to those originally proposed. In the event of force majeure, neither party will be liable for non - compliance or delays arising from circumstances that reasonably can demonstrate that they are out of control. As soon as this circumstance is produced, the affe cted party must inform the other about the form and duration in which it may affect the project. As of this notification, the committed execution dates will be suspended for the expiry of the duration of this force majeure. Upon completion of force majeure , the parties must agree on the corresponding adjustments to the work plan and the economic conditions to be applied if these are affected. Failure to comply with any item of this proposal, during the execution of the services, by the Client will imply the stoppage of the works until the requirements of the unfulfilled item are satisfied. The execution period will be increased by as many as days of stoppage, plus any time needed for a new mobilization of the APSIS team. Any eventuality under the responsibil ity of the Client that causes the interruption of services, delaying the pre - established schedule, may result in additional fees that will be passed on to the Client through an amendment to this proposal. Our work does not represent an audit or review or a ssurance of financial statements carried out in accordance with Brazilian and international auditing, review, and assurance standards. Consequently, our work cannot be considered as an opinion or conclusion, or assurance in this respect. This proposal may be terminated, provided that the Parties agree. In this case, the Client shall pay APSIS the fees, referring to the work already carried out, if these are greater than the installment invoiced in the acceptance of the proposal. The forum is the Capital of the State of Rio de Janeiro, to the exclusion of any other, however privileged it may be, to resolve any possible doubts during the execution of this proposal, as well as all cases not provided for in this instrument.

8. ACCEPTANCE AND CONTRACT

Upon acceptance, the proposal must be signed by the company's legal representative and subsequently returned to APSIS, followed by all the documentation required in order for APSIS to begin rendering services.

Once the proposal has been returned to APSIS, it will become a formal contract between APSIS and its client according to the current civil legislation.

The legal representatives of both parties are to sign 2 copies of the present proposal, after which the proposal will automatically become a contract for the rendering of services.

Best regards,

LUIZ PAULO CESAR SILVEIRA
Technical Vice President

MIGUEL CÔRTES CARNEIRO MONTEIRO
Director

Acceptance:

____________________________ (Location / Date)

____________________________ Legal Representative

Company Registration Number (CRN):

Witness 1:

Identification number:

Witness 2:

Identification number:

RIO DE JANEIRO
Rua do Passeio, 62, 6º andar
Centro • Rio de Janeiro • RJ
CEP 20021-280
Tel.: +55 21 2212-6850

SÃO PAULO
Rua Bela Cintra, 1200, Conjuntos 21 e 22
Cerqueira Cesar • São Paulo • SP
CEP 01415-001
Tel.: +55 11 4550-2701

MINAS GERAIS
Tel.: +55 31 98299-6678
apsis.mg@apsis.com.br

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Business Proposal AP - 00 656 /22 Company : SUZANO PAPEL E CELULOSE S.A. C / O : Mrs .. Virginia Tavares Ribeiro

SINCE 1978,

CREATING VALUE

Apsis has stood out in the market as an independent consultancy firm specialized in appraisals and value generation for its clients.

Apsis' credibility and impartiality has made its results to be regarded as a reference for decision-making at major companies.

OUR SOLUTIONS

ASSET MANAGEMENT

BUSINESS VALUATION

CONSULTING BUSINESS

TAX & ACCOUNTING ADVISORY

SUSTAINABILITY

CERTIFICATES

OUR NUMBERS

- More than **20,000** reports issued
- More than **R$ 23 million** in assets inventoried and reconciled in the last 3 years
- **2,000 clients**, 80% of which comprising major corporations
- More than **R$ 65 billion** in real estate properties appraised
- More than **R$ 600 billion** in assets appraised in the last 3 years
- More than **500 reports** registered with the CVM
- Apsis issued, in the last 2 years, 100 reports for premium allocation, identifying an amount of over **R$ 21 billion**
- **Financial, accounting and tax consulting** on acquisition and fundraising process for public and private companies
- **Diagnosis** for adoption of accounting pronouncements for companies of various segments

ACKNOWLEDGMENTS

We appreciate the confidence in our work. We're committed to a high standard and a prompt and customized service. Our experience in many different industries helps us to clearly identify the needs of your company and propose efficient solutions that suit your business. We hope that your acceptance results on a fruitful partnership.

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Página 3 de 10 Proposal AP - 00 656 /22 June 10 , 2022 SUZANO PAPEL E CELULOSE S.A. Avenida Brigadeiro Faria Lima, 1355, Pinheiros São Paulo - SP C/O : Mrs. Virginia Tavares Ribeiro Dear Mrs, We are pleased to present our proposal to the requested services .. We are at your disposal in case of doubts or clarifications. Business Contact : Renata Lopes | renata.lopes @apsis.com.br 1. PROJECT SCOPE 1.1. Understanding of the situation Pursuant to the understandings held, Suzano Papel e Celulose S.A. (“Suzano”, “Company” or “ Client ”) contacted Apsis Consultoria e Avaliação Ltda. (“APSIS”) to prepare a Business Proposal , for the issuance of accounting reports in accordance with articles 226, 227 and 252 of Law No. 6,404/76 or in accordance with articles 1,116 and 1,117 of the Civil Code ( incorporation ), referring to the accounting information of the Object Companies Vitex BA Participações S.A., Vitex ES Participações S.A., Vitex MS Participações S.A., Vitex SP Participações S.A., Parkia BA Participações S.A.; Parkia ES Participações S.A., Parkia MS Participações S.A., Parkia SP Participações S.A., Gar acuí Comercial S.A., Claraíba Comercial S.A., Duas Marias Comercial S.A. and Sobrasil Comercial S.A. (“ O bject Companies”), related to the corporate transaction to be carried out. The aforementioned corporate transaction , as informed by the Company, consis ts of the incorporat ion of these Object Companies by their direct shareholders and, in this context, 12 reports will be issued at book value referring to the corporate transaction , in Reais and in Portuguese. These same 12 reports will also be issued at book value referring to the corporate transaction , in the version in Reais and in English. Based on Law No. 6,404/76 (Public Company type) or Civil Code (limited companies), as applicabl e, the following corporate transactions require the issuance of accounting reports: ▪ Merger operations: operations whereby one or more companies are absorbed by another, which succeeds them in all their rights and obligations. For this operation, the issua nce of a report is required based on articles 226, 227, and 252 of Law No. 6,404/76 or articles 1,116 and 1,117 of the Civil Code, where the value of the shareholders' equity to be merged is evaluated at its book value on the chosen closing date.

1.2. Project description

Under the terms and for the purposes of the articles mentioned above, the accounting reports will be conducted in compliance with the guidelines established by the Brazilian Accounting Standards. The issuance of an appraisal report at book value presupposes, as a mandatory requirement, the examination of the amounts of the assets, rights and obligations, which make up the shareholders' equity or net assets of the Object Companies to appraisal.

APSIS's professional responsibility will be to issue accounting reports for corporate reorganization purposes. The Company's Management will be responsible for preparing the balance sheet and all relevant statements for its preparation on the selected base date. The responsibility for the corporate reorganization rests exclusively with the Company and its legal advisors. It is not part of the scope proposed here to issue any type of opinion on the corporate reorganization process, limiting APSIS only to the assessment of the book values of the Object Companies. The present proposal assumes that the information, records, and documents necessary for the review will be available to us promptly.

Our work will be exclusively based on the information provided by the Company about the Object Companies, and the information will be made available through a digital platform provided by the Company or by email.

Reports will be issued under CTG 2002 - Valuation Report Issued by an Accountant, of November 22, 2019, as approved by the Federal Accounting Council ("CTG 2002"), and with Law 6,404/76, which provides for the joint-stock companies or under the Civil Code which provides for limited companies, in reais, and Portuguese language, as they are national regulatory documents.

The execution of the procedures described in this proposal cannot be taken as a guarantee of the absence of errors (unintentional errors) or irregularities or frauds (intentional errors).

Based on the provisions of CTG 2002, the Client has responsibilities that include (i) preparation of accounting information in accordance with Brazilian accounting practices and in accordance with guidelines from specific bodies, (ii) maintenance of internal controls that allow the preparation of accounting information free from material misstatement, whether caused by fraud or error, (iii) provision of accounting information, such as records and documentation for carrying out the work, (iv) asset protection and fraud prevention and detection, and (v) reliable bookkeeping of transactions through records that support accounting information. The Client must formally represent to APSIS that these responsibilities have been observed.

The Client is aware that a report to be issued may contain paragraphs of emphasis related to uncertainties and explanatory paragraphs using measurable adjustments identified in the execution of the works. Any specified adjustments must be confirmed by the Client in the formal representation to be issued before the issuance of the accounting report. Additionally, the Client is aware that APSIS may refrain from issuing an accounting report if restrictions or limitations are found in the scope of the work that prevents the issuance of a conclusive report, such as the identification of potential adjustments that are not subject to measurement on the chosen closing date and/or absence of supporting documentation of the accounting balances of the Object Companies. If APSIS abstains from issuing a report, a formal communication will be sent to the Client with the justifications for the aforementioned impossibility of issuing the report and the fees will be due in the extension of the work carried out until that date.

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1.3. Documentation required

The following is a non-exhaustive list of the initial documentation required by the Object Companies. The complete list with the necessary analyzes will be sent in due course (after approval of the referred proposal), in what applies to the situation of the Object Companies of our works.

- The analytical balance sheet of the Company and its investees;
- Balance sheet signed by the Company (in R$ and with decimals);
- Corporate acts and last updated social contract;
- "From to" from the analytical balance sheet to the Balance Sheet table;
- Latest audited financial statements;
- Latest revised interim financial information;
- Letter of representation to be signed by representatives of the Target Companies and the Client (model to be made available by APSIS);
- Information about subsequent events and uncertainties (email with questions will be sent by APSIS on a date close to the issuance of the accounting reports;
- Memorandum of Understanding on the change from the functional currency US dollar to the Brazilian real, under CPC 02;
- Current account statements and financial investments;
- Composition of investments, including representativeness of the interest in its investees (Parkia and Vitex);
- Movement updated for the base date of the balances of Debentures (Vitex);
- Analytical composition of fixed assets, including asset identification, entry date, useful life, cost and accumulated depreciation (SPEs); and
- Memorandum with Management's understanding of the classification of the SPEs' land as non-investment property, under CPC 28/CPC 06 (R2) (SPEs).

If the documentation and/or information necessary for the development of the work is not provided by the Client and obtaining or preparing them results in additional hours of work by the APSIS team involved in the project, said hours will be calculated and charged according to the current hourly rate/man table presented in this proposal. It will also apply when documentation or information is replaced after project execution begins.

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Página 6 de 10 1.4. Additional considerations It is not part of the scope of the services proposed in this proposal: • Execution of works outside the scope of this proposal; • Review, issue of opinion or manifest on the proposed corporate reorganization; • Assessment if the operation meets plausible economic aspects and just ifications to be carried out; • Making accounting entries or any modification in management reports, which are the responsibility of the Client or the entities involved in the corporate reorganization, except when detailed as part of this proposal ; • Assessment of the competence of the people of the Client and the Object Companies, in their current and/or future functions; • Issuance of a report by the independent auditors on the financial statements, quarterly information and pro forma fina ncial information; • Issuance of an accounting or legal opinion; • Sanitation of databases; • Directly extracting from the Company's systems the databases necessary for carrying out the proposed works; • Fiscal/tax planning or improvement; • Reviews and/or definition of strategic planning; • Alterations and/or elaboration of manuals of norms and procedures; • Elaboration of policies and/or documentation of adopted accounting practices; • Measurement of the impacts of adopting accounting standards; and • Elaboration/ implementation of processes and controls. The proposal's scope does not include hours for clarification of the Audit. According to the current hour/man rate table, the necessary hours will be charged. Any work not described in the scope of this proposal that may be performed at the request of the Client , directly or indirectly related to this proposal, will be charged as additional work hours of the APSIS team involved in the project or, if requested, may be subject to a new proposal. These hours will be calculated and charged according to the current hour/man rate table, as follows: Category : Value net of taxes , in R$: Gross value of taxes , in R$ (1) : Dire c tor/ Partner 730 .. 80 800 .. 00 Manager 621 .. 18 680 .. 00 Consult ant 356 .. 27 390 .. 00 Staff 182 .. 70 200 .. 00 (1) Covers PIS, COFINS and ISS taxes based on the rates in effect on the date of this proposal, which represent 8.65%. If there is any change in the tax burden on a date before the invoicing of our fees, we will promptly inform and reflect the increase or decrease in the reported man - hour rates.

Página 7 de 10 2. PRESENTATION OF THE APPRA I SAL REPORT The final report will be presented in digital form, an electronic document in Portable Document Format (PDF) in Portuguese and English versions and will be available in an exclusive environment for the client on our extranet for 90 (ninety) days. The report may be made available in digital format, with signatures via certification, or in physical form, to be sent to the client. If the Client requests it, APSIS may provide the physical copy of the report, free of charge, within 05 (five) business days, in a single - copy printed doc ument. 3. DEADLINE APSIS expects to present a draft report wi thin 20 (twenty) business days, considering that the Management, the Company and/or those involved will make available, at the beginning of the work, all the information necessary to carry out the work. Upon receiving the draft report, the C lient will have up to 20 (twenty) days to request clarifications and approve the final issuance of the document. After this time, APSIS may consider the work closed and will be authorized to issue the final invoice, regardless of the issuance of the final repo rt. After approval of the draft, APSIS will have a period of 05 (five) business days to issue the final report. The services will begin with the express acceptance of the present proposal, the payment of the down payment, and the receipt of the complete do cumentation necessary for the development of the work. Changes requested after delivery of the digital report will be subject to a new budget.

Página 8 de 10 4. FEES The professional fees for executing the services proposed herein are described in the table below and will be invoiced from the date of acceptance of the proposal, with the invoice due within 5 (five) days from each e vent that gave rise to the charge. After maturity, the interest of 1% (one percent) per month will be charged on the net value of the invoice, plus a 2% fine on the invoice value, for default. Fe es in BRL Fees net of taxes Gross fees (with taxes) (1) 12 accountin g reports ( including English version ) R$ 171.738,00 R$ 188.000,00 (1) The fees indicated above as gross fees cover PIS, COFINS, an d ISS taxes based on the effective rates on the date of this proposal, which represent 8.65%. If there is any change in the tax burden on a date before the invoicing of our fees, we will promptly inform and reflect the increase or decrease in the fees to b e invoiced. We propose that fees be billed as follows: • 5 0 .. 00% (fifty percent) of the total amount upon acce ptance of this proposal • 50 .. 00% (fifty percent) of the total amount upon delivery of the working draft Services that go beyond the expected scope will be informed to the Client and charged upon issuance of an activity report by APSIS containing the date, description of the work, and time used. 5. VALIDITY OF PROPOSAL This proposal is valid for 30 (thirty) days, counting from the date of its submission. 6. CONFIDENTIALITY APSIS is responsible for maintaining the strictest confidentiality concerning confidential information that it becomes aware of during the execution of the services. For this proposal, any information to which APSIS may have access, directly or indirectly, depending on the services to be provided, will be considered confidential. Confidential information includes all types of oral, written, recorded and computerized documentation disclosed by the customer in any form or obtained from observations, interviews or analyses, properly and without limitation cove ring all machinery, compositions, equipment, records, reports , sketches, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes, procedures, techniques, models and tangible and intangible incorp orations of any nature. APSIS, its consultants and collaborators have no direct or indirect interest in the companies involved or the operation described in this proposal.

Página 9 de 10 7. GENERAL CONDITIONS The basic parameters relevant to the scope of the service will be defined immediately after the acceptance of this proposal, to allow the planning of the work to be performed. Any changes to the data referenced in the Assumptions section of this proposal may result in further analysis by the Consultancy and, in turn, compose the object of a complimentary proposal. If, during the development of the works, the Entity decides to interrupt/cancel the restructuring operation, the execution of our services will be suspended immediate ly, the installments already paid will not be subject to return/refund, and the Client must pay APSIS the fees related to the work already carried out and not billed, if applicable. If the draft report has been presented to the Administration, t he work will be considered complete, and all fees must be paid. If, after acceptance of the proposal, a need to change or expand the scope of the project initially foreseen is identified in such a way that it is necessary to extend the period of execution of the work, the situation will be promptly communicated to the Entity, analyzing the impacts of additional and new work jointly, as well as the need to bill additional fees to those originally proposed. In the event of force majeure, neither party will be liable for non - compliance or delays arising from circumstances that reasonably can demonstrate that they are out of control. As soon as this circumstance is produced, the affected party must inform the other about the form and duration in which it may aff ect the project. As of this notification, the committed execution dates will be suspended for the expiry of the duration of this force majeure. Upon completion of force majeure, the parties must agree on the corresponding adjustments to the work plan and t he economic conditions to be applied if these are affected. Failure to comply with any item of this proposal, during the execution of the services, by the Client will imply the stoppage of the works until the requirements of the unfulfilled item are satisfied. The execution period will be increased by as many as days of stoppage, plus any time needed for a new mobilization of the APSIS team. Any eventuality under the responsibility of the Client that causes the interruption of services , delaying the pre - established schedule, may result in additional fees that will be passed on to the Client through an amendment to this proposal. Our work does not represent an audit or review or assurance of financial statements carried out in accordance with Brazilian and international auditing, review, and assurance standards. Consequently, our work cannot be considered as an opinion or conclusion, or assurance in this respect. This proposal may be terminated, provided that the Parties agree. In this case, the Client shall pay APSIS the fees, referring to the work already carried out, if these are greater than the installment invoiced in the acceptance of the proposal. The forum is the Capital of the State of Rio de Janeiro, to the exclusion of any other, however privileged it may be, to resolve any possible doubts during the execution of this proposal, as well as all cases not provided for in this instrument.

8. ACCEPTANCE AND CONTRACT

Upon acceptance, the proposal must be signed by the company's legal representative and subsequently returned to APSIS, followed by all the documentation required in order for APSIS to begin rendering services.

Once the proposal has been returned to APSIS, it will become a formal contract between APSIS and its client according to the current civil legislation.

The legal representatives of both parties are to sign 2 copies of the present proposal, after which the proposal will automatically become a contract for the rendering of services.

Best regards,

LUIZ PAULO CESAR SILVEIRA	**MIGUEL CÔRTES CARNEIRO MONTEIRO**
Technical Vice President	**Director**

Acceptance:

_______________________________ _______________________________

(Location / Date) Legal Representative

Company Registration Number (CRN):

Witness 1: Witness 2:

Identification number: Identification number:

RIO DE JANEIRO
Rua do Passeio, 62, 6º andar
Centro • Rio de Janeiro • RJ
CEP 20021-280
Tel.: +55 21 2212-6850

SÃO PAULO
Rua Bela Cintra, 1200, Conjuntos 21 e 22
Cerqueira Cesar • São Paulo • SP
CEP 01415-001
Tel.: +55 11 4550-2701

MINAS GERAIS
Tel.: +55 31 98299-6678
apsis.mg@apsis.com.br

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